Exhibit 2.1

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

by and among

A Paradise Acquisition Corp.,

A Paradise Merger Sub I, Inc.,

and

Enhanced Ltd

dated as of November 26, 2025

-i-

-ii-

-iii-

Exhibits

Exhibit A	Form of Certificate of Formation of Acquiror upon Domestication
Exhibit B	Form of Bylaws of Acquiror upon Domestication
Exhibit C	Form of Registration Rights Agreement
Exhibit D	Form of Incentive Equity Plan
Exhibit E	Form of Founder Plan

-iv-

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement, dated as of November 26, 2025 (this “Agreement”), is made and entered into by and among A Paradise Acquisition Corp., a blank check company incorporated in the British Virgin Islands as a business company with limited liability (which shall migrate to and domesticate as a Texas corporation prior to the Closing Date pursuant to the terms and conditions of this Agreement) (“Acquiror”), A Paradise Merger Sub I, Inc., a Cayman Islands exempted company and a direct wholly owned Subsidiary of Acquiror (“Merger Sub”), and Enhanced Ltd, a Cayman Islands exempted company with limited liability (the “Company” and together with Acquiror and Merger Sub, the “Parties”).

RECITALS

WHEREAS, Acquiror was incorporated for the purpose of effecting a Business Combination;

WHEREAS, subject to the terms and conditions of this Agreement, at least one Business Day prior to the Closing Date, Acquiror shall convert to a Texas corporation in accordance with §§ 10.101-10 of the Texas Business Organization Code (the “TBOC”) and BVI Act (the “Acquiror Domestication”);

WHEREAS, subject to the terms and conditions of this Agreement, concurrently with the Acquiror Domestication, Acquiror shall file with the Secretary of State of the State of Texas a certificate of formation substantially in the form attached as Exhibit A and shall make and procure all those filings and take all such other actions required to be made with the Secretary of State of Texas and the British Virgin Islands Registrar of Corporate Affairs (the “BVI Registrar”) in connection with, and as may be required for, consummation of the Acquiror Domestication;

WHEREAS, subject to the terms and conditions of this Agreement, in connection with the Acquiror Domestication: (a) as of immediately prior to the effective time of the Acquiror Domestication, each then issued and outstanding share of Acquiror Class B Common Stock shall convert, on a one-for-one basis, into a share of Acquiror Class A Common Stock (the “Converted Acquiror Class A Common Stock”) pursuant to the Governing Documents of Acquiror and (b) as of the effective time of the Acquiror Domestication, (i) each then issued and outstanding share of Acquiror Class A Common Stock (including the Converted Acquiror Class A Common Stock) shall convert automatically, on a one-for-one basis, into a share of Class A common stock, par value $0.0001 per share, of Acquiror (the “Domesticated Acquiror Class A Common Stock”); (ii) Acquiror shall authorize a new class of Class B common stock, par value $0.0001 per share (the “Domesticated Acquiror Class B Common Stock”), the terms of which shall, among other things, provide that each share of Domesticated Acquiror Class B Common Stock shall carry ten votes; (iii) each then issued and outstanding unit of Acquiror (the “BVI Acquiror Units”) shall convert automatically into a unit of Acquiror (a “Domesticated Acquiror Unit”) each representing (A) one share of Domesticated Acquiror Class A Common Stock and (B) a right to receive one-eighth of one share of Domesticated Acquiror Class A Common Stock at the Closing and (iv) each then issued and outstanding right of Acquiror (the “BVI Acquiror Right”) shall convert automatically into a right of Acquiror each representing a right to receive one-eighth of one Domesticated Acquiror Class A Common Stock at the Closing (a “Domesticated Acquiror Right”);

WHEREAS, subject to the terms and conditions of this Agreement, and in accordance with the Companies Act (as revised) of the Cayman Islands (the “Cayman Companies Act”), Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the surviving company and a wholly owned Subsidiary of Acquiror (the “First Merger”);

WHEREAS, subject to the terms and conditions of this Agreement, and in accordance with the Cayman Companies Act and the TBOC, immediately following the First Merger, the surviving company of the First Merger will merge with and into Acquiror (the “Second Merger” and together with the First Merger, the “Mergers”) and Acquiror will be the surviving corporation in the Second Merger; and Acquiror will change its name in accordance with Section 2.5;

WHEREAS, subject to the terms and conditions in this Agreement, upon the First Effective Time, all of the Company Capital Shares will be converted into the right to receive the applicable Class A Stock Consideration and, as applicable, all outstanding Company Warrants and Company Awards will be converted in accordance with Section 3.1(c) and Section 3.3, respectively;

WHEREAS, subject to the terms and conditions in this Agreement, upon the First Effective Time, the Class B Holders shall be entitled to the Class B Issued Shares to be issued at the Closing;

WHEREAS, each of the Parties intends that, for United States federal and applicable state and local income tax purposes, (a) the Mergers, taken together, shall be treated as a single integrated transaction and qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the “Code”) and the Treasury Regulations promulgated thereunder, (b) each of Acquiror and the Company is a party to such reorganization within the meaning of Section 368(b) of the Code, (c) the Acquiror Domestication shall qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (d) this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and for purposes of Sections 354, 361 and 368 of the Code;

WHEREAS, subject to the terms and conditions in this Agreement, at the Closing, Acquiror, Sponsor, the Apeiron Holders and certain of their respective Affiliates, Cohen and Company Capital Markets, a division of Cohen & Company Securities, LLC (“CCM”) and certain shareholders of the Company shall enter into a Registration Rights Agreement substantially in the form attached as Exhibit C (the “Registration Rights Agreement”), which shall be effective as of the Closing;

WHEREAS, pursuant to the Governing Documents of Acquiror, Acquiror shall provide an opportunity to its shareholders to have their Acquiror Class A Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the Governing Documents of Acquiror, the Trust Agreement, and the Proxy Statement in conjunction with, inter alia, obtaining approval from the shareholders of Acquiror for the transactions contemplated hereby;

WHEREAS, as a condition and a material inducement to Acquiror’s and the Company’s (as applicable) willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement: (a) the Major Company Shareholders have each executed and delivered to Acquiror a Company Holders Support Agreement pursuant to which the Major Company Shareholders have agreed, among other things, to provide their written consent upon the effectiveness of the Registration Statement to adopt and approve this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, including the Preferred Shares Conversion; (b) the Major Acquiror Shareholders have each executed and delivered to the Company an Acquiror Holders Support Agreement pursuant to which the Major Acquiror Shareholders have agreed, among other things, to vote in favor of (i) the adoption and approval, upon the effectiveness of the Registration Statement, of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby and (ii) the adoption and approval, in accordance with the terms and subject to the conditions of Acquiror’s Governing Documents, of the Acquiror Domestication; and (c) Sponsor and Apeiron Investment Group Limited have entered into that certain Sponsor Equity Agreement, pursuant to which, among other things, following the Closing, Apeiron Investment Group Limited has been granted an option to acquire, and Sponsor has been granted the option to sell, shares of the Sponsor’s Acquiror Common Stock, in each case, on the terms and subject to the conditions set forth therein;

WHEREAS, on or following the date hereof, the Company may, in its sole discretion, facilitate and arrange for a PIPE Subscription Agreement to be entered into between Acquiror and a third-party investor pursuant to which, subject to the terms and conditions therein, the third-party investor shall subscribe for and purchase (or cause one of its Affiliates to subscribe for and purchase) certain Acquiror Capital Stock;

WHEREAS, the Board of Directors of Merger Sub has (a) determined that it is advisable for Merger Sub to enter into this Agreement and the Ancillary Agreements, (b) determined that the transactions contemplated hereby are in the best interests of Merger Sub, (c) approved the execution and delivery of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, and (d) recommended the adoption and approval of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, including by Acquiror as the sole shareholder of Merger Sub;

WHEREAS, the Board of Directors of Acquiror has (a) determined that it is advisable for Acquiror to enter into this Agreement and the Ancillary Agreements, (b) determined that the transactions contemplated hereby are in the best interests of the Acquiror Shareholders, (c) approved the execution and delivery of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, and (d) recommended the adoption and approval of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, by the Acquiror Shareholders;

WHEREAS, the Board of Directors of the Company has (a) determined and declared that it is advisable, and in the best interest of the Company and its Holders, for the Company to enter into this Agreement and the Ancillary Agreements, (b) approved the execution and delivery of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, and (c) recommended the adoption and approval by the Company’s shareholders of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, including the Mergers; and

WHEREAS, Acquiror, as sole shareholder of Merger Sub has approved and adopted this Agreement and the Ancillary Agreements (to the extent it is a party to any of the Ancillary Agreements) and the transactions contemplated hereby and thereby.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Parties agree as follows:

Article I
CERTAIN DEFINITIONS

Section 1.1 Definitions. As used herein, the following terms shall have the following meanings:

“Acquiror” has the meaning specified in the Preamble.

“Acquiror BVI Articles” means the Amended and Restated Memorandum and Articles of Association of Acquiror, dated as of July 30, 2025.

“Acquiror Capital Stock” means the Acquiror Class A Common Stock, the Acquiror Class B Common Stock and the Acquiror Preferred Stock.

“Acquiror Class A Common Stock” means (a) prior to the Acquiror Domestication, Class A ordinary shares, no par value, of Acquiror, and (b) from and following the Acquiror Domestication, shares of Domesticated Acquiror Class A Common Stock.

“Acquiror Class B Common Stock” means (a) prior to the Acquiror Domestication, Class B ordinary shares, no par value, of Acquiror, and (b) from and following the Acquiror Domestication, shares of Domesticated Acquiror Class B Common Stock.

“Acquiror Common Share” means a share of Acquiror Common Stock.

“Acquiror Common Stock” means Acquiror Class A Common Stock and Acquiror Class B Common Stock, and, from and following the Acquiror Domestication, the Domesticated Acquiror Class A Common Stock and the Domesticated Acquiror Class B Common Stock.

“Acquiror Consultant Award” has the meaning specified in Section 3.3(c).

“Acquiror Disclosure Letter” has the meaning specified in the introduction to Article V.

“Acquiror Domestication” has the meaning specified in the Recitals.

“Acquiror Existing D&O Insurance” has the meaning specified in Section 7.7(c).

“Acquiror Financial Statements” has the meaning specified in Section 5.14(b).

“Acquiror Fundamental Representations” means the representations and warranties made pursuant to Section 5.1 (Corporate Existence, Power and Organization), Section 5.2 (Corporate Authorization), Section 5.5 (Finders’ Fees), and Section 5.9 (Trust Account).

“Acquiror Holders Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among the Major Acquiror Shareholders, Acquiror and the Company.

“Acquiror Indemnified Parties” means each present and former director and officer of each of Acquiror and its Subsidiaries, including the Person set forth in Section 1.1(b) of the Acquiror Disclosure Letter.

“Acquiror Option” has the meaning specified in Section 3.3(a).

“Acquiror Preferred Stock” means preferred shares, no par value, of Acquiror.

“Acquiror SEC Filings” has the meaning specified in Section 5.14(a).

“Acquiror Share Redemption” means the election of an eligible (as determined in accordance with Acquiror’s Governing Documents and the Prospectus) holder of Acquiror Class A Common Stock to redeem all or a portion of the shares of Acquiror Class A Common Stock held by such holder at a per-share price, payable in cash, equal to a pro rata share of the applicable Per-Share Redemption Price (as defined in Acquiror’s Governing Documents) (in accordance with Acquiror’s Governing Documents and the Prospectus).

“Acquiror Shareholder Approval” means the approval of those Transaction Proposals identified in Section 8.2(b), (a) in each case, by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Shares entitled to vote, who attend and vote, who attend and vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose, and (b) solely in respect of the approval of the Acquiror Domestication, an affirmative vote of the holders of all the Acquiror Class B Common Stock entitled to vote, who attend and vote, who attend and vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose or a written resolution signed by the holders of all of the Acquiror Class B Common Stock.

“Acquiror Shareholders” means the shareholders of Acquiror as of immediately prior to the Second Effective Time.

“Acquiror Shareholders’ Meeting” has the meaning specified in Section 8.2(b).

“Acquiror Transaction Expenses” means, without duplication, the following accrued and unpaid reasonable and documented third-party fees and expenses of Acquiror and its Affiliates (to the extent then owed by Acquiror): (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, transaction advisors (including due diligence advisors and valuation advisor), fairness opinion providers, insurance advisors, transfer agents, printing service providers, data room administrators, third-party attorneys, accountants and other advisors and service providers, in each case in connection with the negotiation, documentation and consummation of the transactions contemplated hereby; (b) all fees and expenses incurred in connection with preparing and filing the Registration Statement, the Proxy Statement or the Proxy Statement/Registration Statement under Section 8.2 and obtaining approval of Nasdaq or NYSE (as applicable) under Section 7.3; (c) any deferred underwriting commissions and other fees relating to Acquiror’s IPO; and (d) transfer agent fees, trustee fees and bookkeeping expenses.

“Acquiror Top-Up Award” has the meaning specified in Section 3.3(b).

“Acquisition Proposal” means, (a) any proposal, offer, inquiry or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries, or (b) any acquisition by any Person or group (as defined under Section 13 of the Exchange Act), resulting in, or any proposal, offer, inquiry or indication of interest that, in each case of clause (a) or (b) of this definition, if consummated would result in, any Person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power or of any class of equity securities of the Company or 20% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries) of the Company, in each case other than the transactions contemplated hereby or the acquisition or disposition of inventory, equipment or other tangible personal property as reasonably required by the Company in connection with Enhanced Activities as conducted by the Company and its Subsidiaries.

“Additional Acquiror SEC Filings” has the meaning specified in Section 5.14(a).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise. Notwithstanding the foregoing, in no event will the Company or any of its Subsidiaries be considered an Affiliate of (a) any investment fund, partnership or investment vehicle, managed or advised by any Apeiron Holder (collectively, the “Apeiron Holder Investment Vehicle”), (b) any general partner, managing limited partner or management company that manages or advises any Apeiron Holder Investment Vehicle or, (c) any portfolio company of any Apeiron Holder Investment Vehicle. Notwithstanding the foregoing, in no event will the Acquiror or Merger Sub be considered an Affiliate of (x) any portfolio company or any operating company of the Sponsor or its Affiliates, or (y) any of their respective shareholders, directors or officers solely by virtue of their capacities as shareholders, directors or officers of such portfolio company or operating company.

“Aggregate Fully Diluted Company Common Shares” means, without duplication, (a) the aggregate number of Company Common Shares that are (i) issued and outstanding immediately prior to the First Effective Time or (ii) issuable upon, or subject to, the settlement of Options and Consultant Awards (in each case, whether or not then vested or exercisable) and Company Warrants, in each case, that are issued and outstanding immediately prior to the First Effective Time, or (iii) issued or issuable in connection with the conversion of Company Preferred Shares pursuant to the Preferred Shares Conversion, minus (b) the Treasury Shares outstanding immediately prior to the First Effective Time.

“Agreement” has the meaning specified in the Preamble.

“Allocation Statement” has the meaning specified in Section 3.2(a).

“Ancillary Agreements” has the meaning specified in Section 11.9.

“Anti-Corruption Laws” has the meaning specified in Section 4.10(b).

“Apeiron Holder” means Apeiron Investment Group Limited, Apeiron Incubation and their respective Affiliates.

“Apeiron Holder Investment Vehicles” has the meaning specified in the definition of “Affiliate”.

“Apeiron Incubation” means Apeiron Incubation Limited.

“Approval” means, with respect to the approval of any Requisite Regulatory Approval other than those required under the HSR Act, that the applicable Governmental Authority has, with respect to the Mergers and the other transactions contemplated hereby (a) approved in writing such transactions, (b) stated in writing that such Governmental Authority conditionally approves or does not object to such transactions, (c) orally stated, such statement made by an official at such Governmental Authority and made in the presence of a representative of the Company, a statement that the Company and Acquiror mutually and reasonably agree has the effect of one of the statements described in clause (b) immediately above, or (d) by its own procedures and rules, requires only notice of the intended transaction, but does not require the regulator’s prior approval, and notice has been timely given; provided, that, in each case of clauses (a) through (c), any such approval or non-objection has not been revoked or rescinded and, in the case of clause (c), no official at a Governmental Authority has made a written or oral statement rescinding the statement described in clause (c).

“Audited Financial Statements” has the meaning specified in Section 6.3(b).

“Bankruptcy and Equity Exceptions” has the meaning specified in Section 4.2(a).

“Base Purchase Price” means $1,200,000,000.

“Business Combination” has the meaning specified in Section 12.1(j) of the Acquiror BVI Articles as in effect on the date hereof.

“Business Combination Proposal” has the meaning specified in Section 7.4.

“Business Court” has the meaning specified in Section 11.13(a).

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banks in Hong Kong, New York, New York, Austin, Texas, London, United Kingdom, the British Virgin Islands (for so long as Acquiror remains domiciled in the British Virgin Islands) or the Cayman Islands (for so long as the Company remains domiciled in the Cayman Islands) are authorized or required by Law to close.

“BVI Acquiror Right” has the meaning specified in the Recitals.

“BVI Acquiror Unit” has the meaning set forth in the Recitals.

“BVI Act” means the BVI Business Companies Act, 2004 of the British Virgin Islands.

“BVI Registrar” has the meaning specified in the Recitals.

“BVI Securities” has the meaning specified in Section 5.7.

“Cayman Articles” means the amended and restated memorandum and articles of association of the Company.

“Cayman Companies Act” has the meaning specified in the Recitals.

“CCM” has the meaning specified in the Recitals.

“Certificate of Merger” has the meaning specified in Section 2.1(d).

“Class A Stock Consideration” has the meaning specified in Section 3.1(a).

“Class B Issued Shares” has the meaning specified in Section 3.1(b).

“Class B Holders” has the meaning specified in Section 3.1(b).

“Closing” has the meaning specified in Section 2.3(a).

“Closing Date” has the meaning specified in Section 2.3(a).

“Code” has the meaning specified in the Recitals.

“Company” has the meaning specified in the Preamble.

“Company Award” means an Option, a Top-Up Award or a Consultant Award.

“Company Benefit Plan” has the meaning specified in Section 4.12(a).

“Company Capital Shares” means the Company Common Shares and the Company Preferred Shares.

“Company Common Shares” has the meaning specified in Section 4.5(a)(i).

“Company Disclosure Letter” has the meaning specified in the introduction to Article IV.

“Company Fundamental Representations” means the representations and warranties made pursuant to Section 4.1 (Company Organization), Section 4.2 (Due Authorization) and Section 4.15 (Brokers’ Fees).

“Company Holders Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among the Major Company Shareholders, Acquiror and the Company.

“Company Incentive Plan” means the Enhanced Ltd Incentive Plan.

“Company Indemnified Parties” has the meaning specified in Section 7.7(a).

“Company Intellectual Property” means all Intellectual Property owned by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that is, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect to the assets, liabilities (contingent or otherwise), business operations, or conditions (financial or otherwise) of the Company and its Subsidiaries (taken as a whole); provided, however, that none of the following, either alone or in combination, shall be deemed to constitute or be taken into account in determining whether a Company Material Adverse Effect is occurring, has occurred or would reasonably be expected to occur:

(a) changes, developments, circumstances or facts in or with respect to the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in the geographic markets or industries in which the Company or any of its Subsidiaries or its suppliers has operations or its products or services are sold, including changes, developments, circumstances or facts in or with respect to interest rates or exchange rates for currencies;

(b) changes, developments, circumstances, facts or effects that are the result of factors generally affecting the industries or markets in which the Company and its Subsidiaries operate (including legal and regulatory changes);

(c) any loss of, or adverse change, development, circumstance or fact in or with respect to, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with customers, Governmental Authorities, employees, labor unions, labor organizations, works councils or similar organizations, suppliers, distributors, sponsors, vendors, financing sources, partners or similar relationship or any resulting change, development, circumstance, fact or effect that directly and proximately caused by the entry into, announcement, pendency or performance of this Agreement and the transactions contemplated hereby or resulting or arising from the identity of, any facts or circumstances relating to, or any actions taken or failed to be taken by Acquiror or any of its Affiliates (but in each case only to the extent attributable to such announcement, pendency or performance); it being understood that this clause (c) shall be disregarded for purposes of the representations and warranties set forth in Section 4.3 and the conditions to Closing with respect thereto);

(d) changes or developments in or with respect to applicable accounting standards, including GAAP or in any Law of general applicability or in the interpretation or enforcement thereof, after the date hereof;

(e) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period ending on or after the date hereof and prior to the Closing; provided, that any change, development, circumstance, fact or effect (not otherwise excluded under this definition) underlying such failure may be taken into account in determining whether a Company Material Adverse Effect is occurring or would reasonably be expected to occur;

(f) any change, development or effect resulting from acts of war (whether or not declared) sabotage, terrorism, cyberattacks, military actions or the escalation of any of the foregoing, whether perpetrated or encouraged by a state or non-state actor or actors (including cyberattacks), any weather or natural disaster, global pandemic outbreak of disease or illness or other public health event or any other force majeure event (except to the extent causing any damage or destruction to or rendering unusable any material facility or property of the Company or its Subsidiaries), whether or not caused by any Person (other than the Company, its Subsidiaries or any of their respective Affiliates or Representatives);

(g) any actions taken or not taken by the Company or its Subsidiaries pursuant to this Agreement or with Acquiror’s prior written consent or at Acquiror’s instruction or permitted under this Agreement;

(h) any action not taken by the Company or its Subsidiaries pursuant to this Agreement or with Acquiror’s prior written consent or at Acquiror’s instruction;

(i) changes to regimes or sporting regulations relating to performance enhancing drugs, whether through new legislation, reinterpretation of existing rules or shifts in enforcement priorities by any U.S. or non-U.S. national sporting authorities or sports organizations, including the International Olympics Committee, the World Anti-Doping Agency, World Aquatics f/k/a Fédération Internationale de Natation and USA Swimming Inc.; or

(j) any matter that is reasonably apparent from the information set forth in the Company Disclosure Letter or from information set forth in any Financial Statements made available to Acquiror or one or more of its Representatives;

provided, further, that, with respect to clauses (a), (b), (d), (f) and (i) of this definition, such changes, developments or effects shall be taken into account in determining whether a “Company Material Adverse Effect” is occurring or would reasonably be expected to occur to the extent it disproportionately and adversely affects the Company and its Subsidiaries (taken as a whole) relative to other similarly situated companies.

“Company Preferred Shares” means the Series A-1 Preferred Shares, Series A-2 Preferred Shares and Series B Preferred Shares.

“Company Registered Intellectual Property” has the meaning specified in Section 4.18(a).

“Company Shareholder Approval” means the approval of this Agreement and the transactions contemplated hereby (including the Mergers and the Preferred Shares Conversion) and the making of any filings, notices or information statements in connection with the foregoing, by:

(a) the passing of a Special Resolution (as defined in the Cayman Articles);

(b) the written consent of Apeiron Incubation; and

(c) the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Company Preferred Shares voting as a single class and on an as-converted basis,

in each of case of the foregoing clauses (a) through (c) of this definition, in accordance with the terms and subject to the conditions of the Company’s Governing Documents and applicable Law.

“Company Transaction Expenses” means the following fees and expenses of the Company or its Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby and the Ancillary Agreements: (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, paid or payable by the Company or any of its Subsidiaries; and (b) any and all filing fees payable by the Company or any of its Subsidiaries in connection with obtaining the Requisite Regulatory Approvals, but solely to the extent such fees have not been reimbursed or otherwise paid by Acquiror prior to the Closing pursuant to Article VIII.

“Company Warrant” means all warrants to purchase Company Capital Shares, other than the Consultant Awards.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of November 24, 2025, by and between Acquiror and the Company.

“Consolidated Group” has the meaning specified in Section 4.14(j).

“Consultant Award” means a warrant granted to a consultant of the Company or a Subsidiary thereof and set forth on Section 1.1(b) of the Company Disclosure Letter.

“Continuing Employees” has the meaning specified in Section 7.1(a).

“Contracts” means any legally binding contract, agreement, subcontract, lease, license, note, mortgage, indenture, arrangement or other obligation.

“Converted Acquiror Class A Common Stock” has the meaning specified in the Recitals.

“D&O Indemnified Parties” has the meaning specified in Section 7.7(a).

“D&O Insurance” has the meaning specified in Section 7.7.

“Designated Courts” has the meaning specified in Section 11.13(a).

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Acquiror Disclosure Letter.

“Dissenting Shares” has the meaning specified in Section 3.5.

“Dollars” or “$” means lawful money of the United States.

“Domesticated Acquiror Certificate of Formation” has the meaning specified in Section 2.1.

“Domesticated Acquiror Class A Common Stock” has the meaning specified in the Recitals.

“Domesticated Acquiror Class B Common Stock” has the meaning specified in the Recitals.

“Domesticated Acquiror Right” has the meaning specified in the Recitals.

“Domesticated Acquiror Unit” has the meaning specified in the Recitals.

“DPA” has the meaning specified in Section 4.25.

“Enhanced Activities” means actions reasonably necessary to execute the business plans of the Company with respect to (a) the organization of sporting events, including Enhanced Games and (b) the provision of telehealth operations, merchandising and other direct to consumer products, in each case, as conducted by the Company and its Subsidiaries from time to time.

“Enhanced Games” means elite sports competition events organized by the Company and its Subsidiaries known as the Enhanced Games.

“Environmental Laws” means any and all applicable Laws relating to (a) the protection, investigation or restoration of the environment, health, safety or natural resources, (b) the handling, use, presence, disposal, release or threatened release of any hazardous material or (c) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to Persons or property relating to any hazardous material.

“ERISA” has the meaning specified in Section 4.12(a).

“ERISA Affiliate” means any entity, trade or business, whether or not incorporated, that together with the Company or any of its Subsidiaries, would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

“ESPP” has the meaning specified in Section 7.1(c).

“Estimated Acquiror Transaction Expenses” means those Acquiror Transaction Expenses set forth in Section 1.1(c) of the Acquiror Disclosure Letter.

“Estimated Acquiror Transaction Expenses Cap” has the meaning specified in Section 2.4(c).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning specified in Section 3.2(b).

“Exchange Ratio” means the quotient obtained by dividing (a) the number of shares constituting the Maximum Implied Stock Consideration by (b) the number of Aggregate Fully Diluted Company Common Shares.

“Excluded Shares” has the meaning specified in Section 3.1(a).

“Federal Court” has the meaning specified in Section 11.13(a).

“Financial Statements” has the meaning specified in Section 6.3(b).

“First Effective Time” has the meaning specified in Section 2.3(b).

“First Merger” has the meaning specified in the Recitals hereto.

“First Plan of Merger” has the meaning specified in Section 2.1(b).

“First-Step Constituent Corporations” has the meaning specified in Section 2.1(a).

“First-Step Surviving Corporation” has the meaning specified in Section 2.1(c).

“Form S-1 Shelf” has the meaning specified in Section 8.3.

“Founder Plan” has the meaning specified in Section 7.1(c).

“FY 2023” has the meaning specified in Section 4.7(a).

“FY 2024” has the meaning specified in Section 4.7(a).

“FY 2025” has the meaning specified in Section 6.3(b).

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governing Documents” means (a) with respect to any Person that is a corporation, its articles or certificate of formation, incorporation, memorandum and articles of association, as applicable, and bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (d) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Governmental Authority” means any United States federal, state or local, non-United States, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority (including, for the avoidance of doubt, NASDAQ and NYSE), agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction.

“Governmental Authorization” has the meaning specified in Section 4.4.

“Governmental Order” means any order, judgment, preliminary or permanent injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any: (a) substance that is listed, designated, classified or regulated pursuant to any Environmental Law or as to which liability may be imposed pursuant to Environmental Law; (b) any substance that is a petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon; and (c) other substance that poses a risk of harm or may be the subject of regulation or liability in connection with any Environmental Law.

“Holder” means each holder of record of Company Common Shares (not including the Excluded Shares).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder.

“Incentive Equity Plan” has the meaning specified in Section 7.1(c).

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price for property or services, including “earnout” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn), (e) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (f) obligations under capitalized leases (as determined in accordance with GAAP), (g) obligations under any currency or interest swap or other interest or currency protection, hedging or financial futures transaction or arrangement, (h) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (a) through (g) above and (i) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations (including unreimbursed expenses or indemnification obligations for which a claim has been made).

“Indemnification Agreements” has the meaning specified in Section 7.7(h).

“Insider Letter” means that certain letter agreement, dated as of July 29, 2025, by and among Sponsor, Acquiror and CCM.

“Insider Letter Amendment” means an amendment to the Insider Letter to be agreed in writing between Acquiror, Sponsor and Apeiron Investment Group Limited and delivered to the Company pursuant to Section 2.4(b)(viii), which amendment shall, among other things, (a) provide for an express exception to the restrictions on the transfer therein for the transfer of securities contemplated by the Sponsor Equity Agreement and (b) extend the lockup period therein with respect to the Sponsor’s equity securities for a period of 12 months following the Closing Date, which shall, without limiting Sponsor’s obligations under the Sponsor Equity Agreement, be subject to customary exceptions, and price-based releases pursuant to which, if the last reported sale price of the Domesticated Acquiror Class A Common Stock equals or exceeds $20.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after May 24, 2026, the Surviving Corporation shall have the right (but not the obligation) to release the Sponsor and cause the Sponsor to be released from its lockup obligations; provided, that each such release shall be on terms reasonably satisfactory to the Surviving Corporation.

“Insurance Policies” has the meaning specified in Section 4.16.

“Intellectual Property” means all rights anywhere in the world in or to: (a) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof; (b) trademarks, logos, service marks, trade dress and trade names, Internet domain names, social media identifiers, slogans, and other source indicators, and all applications and registrations therefor, together with the common law rights and goodwill symbolized by or associated with any of the foregoing; (c) registered and unregistered copyrights, and applications for registration of copyright, all renewals, extensions, restorations and reversions thereof, and all common law rights and moral rights associated with any of the foregoing; and (d) trade secrets, know-how, processes, and other confidential information or proprietary rights.

“Intended Tax Treatment” has the meaning set forth in Section 2.7.

“Investment Company Act” means the Investment Company Act of 1940.

“IPO” means the initial public offering of Acquiror pursuant to the Prospectus dated July 29, 2025.

“IRS” means the Internal Revenue Service.

“IT Assets” means information technology devices, computers, software, firmware, middleware, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment.

“Knowledge” means (a) with respect to Acquiror, the actual knowledge of the persons set forth on Section 1.1(a) of the Acquiror Disclosure Letter and (b) with respect to the Company, the actual knowledge of the persons set forth on Section 1.1(a) of the Company Disclosure Letter, in each of clauses (a) and (b) of this definition, after due inquiry.

“Law” means any federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, Governmental Order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license or permit of any Governmental Authority.

“Leases” has the meaning specified in Section 4.17.

“Leased Real Property” has the meaning specified in Section 4.17.

“Letter of Transmittal” has the meaning specified in Section 3.2(c).

“Lien” means any lien, charge, pledge, mortgage, easement, hypothecation, usufruct, deed of trust, security interest, claim or other encumbrance, and any conditional sale, other than, in each case, restrictions on transfer arising solely under applicable federal and state securities Laws.

“Major Acquiror Shareholder” means (a) the Sponsor and (b) any Affiliates of the Sponsor that is a holder of record of shares of Acquiror Common Stock that beneficially owns greater than 5% of the outstanding Acquiror Capital Stock entitled to vote on the Transaction Proposals as of the date of this Agreement.

“Major Company Shareholder” means those directors, executive officers and holders of Company Capital Shares listed on Schedule I to the Company Holders Support Agreement.

“Material Contracts” has the meaning specified in Section 4.11.

“Maximum Implied Stock Consideration” means a number of shares of Acquiror Common Stock equal to the quotient obtained by dividing (a) the sum of (i) the Base Purchase Price plus (ii) the aggregate proceeds actually received at or prior to the Closing from the consummation of the Private Placement, by (b) $10.00.

“Merger Sub” has the meaning specified in the Preamble.

“Merger Sub Capital Shares” means the ordinary shares, par value $0.00001 per share, of Merger Sub.

“Mergers” has the meaning specified in the Recitals.

“Modification in Recommendation” has the meaning specified in Section 8.2(b).

“Most Recent Balance Sheet Date” has the meaning specified in Section 4.7(a).

“Nasdaq” means Nasdaq Capital Market.

“NYSE” means the New York Stock Exchange.

“Offer Documents” has the meaning specified in Section 8.2(a)(i).

“Option” means an option to purchase Company Common Shares granted under the Company Incentive Plan.

“Original RRA” means that certain Registration Rights Agreement, dated as of July 29, 2025, by and between Acquiror, the Sponsor and certain other persons party thereto.

“Outside Date” has the meaning specified in Section 8.2(b).

“Parties” has the meaning specified in the Preamble.

“PCAOB” has the meaning specified in Section 6.3(c).

“Permitted Liens” means the following Liens: (a) Liens for current Taxes, assessments or other governmental charges not yet delinquent, or which may be hereafter paid without penalty or that the taxpayer is contesting in good faith through appropriate proceedings for which adequate reserves have been established in accordance with GAAP; (b) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s or other like common law or statutory Liens arising or incurred in the ordinary course of business and that are not delinquent and do not materially impair the present use and operation of, or materially and adversely affect the value of, the assets to which they relate, or deposits to obtain the release of such Liens; (c) with respect to leasehold interests, mortgages and other Liens incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of any real property subject to a lease, that are not resulting from a breach, default or violation by the Company or its Subsidiaries; (d) zoning, building, subdivision, entitlement, conservation restriction and other land use and environmental regulations, easements, covenants, rights of way or other similar requirements or restrictions, none of which (i) materially and adversely interfere with the present uses of the real property or (ii) materially and adversely affect the value of the specific parcel of real property to which they relate; (e) zoning promulgated by Governmental Authorities; (f) licenses, covenants not to sue and other similar rights granted under Intellectual Property; (g) Liens identified in the Financial Statements; and (h) other Liens that do not, individually or in the aggregate, materially impair the present use and operation of, or materially and adversely affect the value of, the assets to which they relate.

“Person” means any individual, firm, corporation (including not for profit), general or limited partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, estate, trust, association, organization, Governmental Authority or instrumentality or other entity of any kind or nature.

“Personal Information” means any information that, alone or in combination with other information, can be used to identify an individual person, household, device or browser.

“PIPE Investment” has the meaning set forth in Section 8.7.

“PIPE Subscription Agreements” has the meaning set forth in Section 8.7.

“Plans of Merger” has the meaning set forth in Section 2.1(d).

“Post-Closing Period” means any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.

“Preferred Shares Conversion” has the meaning specified in Section 6.4.

“Privacy Laws” means all Laws applicable to the privacy, collection, retention, use, storage, processing, recording, distribution, transfer, import, export, protection, disposal, destruction, data breach, disclosure or use of Personal Information.

“Private Placement” has the meaning specified in Section 8.6.

“Private Placement Agreements” has the meaning specified in Section 8.6.

“Proceeding” means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, audit, hearing, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at Law, in contract, in tort or otherwise.

“Prospectus” has the meaning specified in Section 11.2.

“Proxy Statement” has the meaning specified in Section 8.2(a)(i).

“Proxy Statement/Registration Statement” has the meaning specified in Section 8.2(a)(i).

“Real Property Leases” has the meaning specified in Section 4.17.

“Registration Rights Agreement” has the meaning specified in the Recitals.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Acquiror and the Company under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 8.2(a).

“Representative” means, with respect to any Person, any director, officer, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee, consultant, investment banker, financial advisor, legal counsel, attorneys-in-fact, accountant or other advisor, agent or other representative of such person, in each case, acting in such capacity.

“Requisite Regulatory Approvals” has the meaning specified in Section 8.1(a).

“Sanctioned Country” means those countries and jurisdictions that are the target of Sanctions Laws, including North Korea, Syria, Cuba, Iran, Crimea, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic.

“Sanctioned Party” means: (a) any Person included on one or more of the Sanctioned Party Lists; or (b) any Person owned or controlled by, or acting on behalf of, a Person on one or more of the Sanctioned Party Lists.

“Sanctioned Party Lists” means the list of sanctioned entities maintained by the United Nations, the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List and the Sectoral Sanctions Identifications List, all administered by the U.S. Department of the Treasury, Office of Foreign Assets Control, the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce, the consolidated list of Persons, Groups and Entities Subject to EU Financial Sanctions, as implemented by the EU Common Foreign & Security Policy, and similar lists of sanctioned parties maintained by other Governmental Authorities of competent jurisdiction over the Company and its operations as of the applicable time.

“Sanctions Laws” means those applicable trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including without limitation the Department of the Treasury, Office of Foreign Assets Control), (b) the European Union and enforced by its member states, (c) the United Nations, (d) His Majesty’s Treasury, or (e) other similar Governmental Authorities of competent jurisdiction over the Company and its operations as of the applicable time.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Second Effective Time” has the meaning specified in Section 2.3(c).

“Second Merger” has the meaning specified in the Recitals hereto.

“Second Outside Date” has the meaning specified in Section 10.2(a).

“Second Plan of Merger” has the meaning specified in Section 2.1(d).

“Second-Step Constituent Corporations” has the meaning specified in Section 2.1(d).

“Securities Act” means the Securities Act of 1933.

“Series A-1 Preferred Shares” has the meaning specified in Section 4.5(a).

“Series A-2 Preferred Shares” has the meaning specified in Section 4.5(a).

“Series B Preferred Shares” has the meaning specified in Section 4.5(a).

“Sponsor” means A SPAC IV (Holdings) Corp., a British Virgin Islands company.

“Sponsor Equity Agreement” means that certain letter agreement, dated as of the date hereof, by and between Sponsor and Apeiron Investment Group Limited.

“Straddle Period” means any taxable period beginning on or before, and ending after, the Closing Date.

“Subsidiary” means, with respect to a Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other person performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.

“Surviving Corporation” has the meaning specified in Section 2.1(e).

“Tax Return” means any return, declaration, report, computations, statement, information statement or other document filed or required to be filed with any Taxing Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.

“Taxes” means any and all federal, state, local or non-U.S. taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, tariff, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, assessments, sales, use, transfer, registration, governmental charges, duties, levies and other similar charges, in each case to the extent in the nature of a tax, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto.

“Taxing Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection or other imposition of any Taxes.

“TBOC” has the meaning specified in the Recitals hereto.

“Third Outside Date” has the meaning specified in Section 10.2(a).

“Top Suppliers” has the meaning specified in Section 4.24(a).

“Top-Up Award” means an award with a set dollar value, to be settled in Company Common Shares, granted under the Company Incentive Plan.

“Transaction Proposals” has the meaning specified in Section 8.2(b).

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Treasury Share” has the meaning specified in Section 3.1(a).

“Trust Account” has the meaning specified in Section 5.9.

“Trust Agreement” has the meaning specified in Section 5.9.

“Trust Fund” has the meaning specified in Section 5.9.

“Trustee” has the meaning specified in Section 5.9.

“Unaudited Financial Statements” has the meaning specified in Section 4.7.

“Unpaid Transaction Expenses” has the meaning specified in Section 2.4(c).

Section 1.2 Construction.

(a) The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

(b) In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted hereby, and reference to a Person in a particular capacity excludes such Person in any other capacity; (iii) any accounting term used and not otherwise defined in this Agreement or any Ancillary Agreement has the meaning assigned to such term in accordance with GAAP, as applicable, based on the accounting principles used by the applicable Person; (iv) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (v) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (vi) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (vii) the term “or” means “and/or” unless clearly indicated otherwise, including, by use of “either”; (viii) “any” means “any one, more than one, or all”; (ix) any agreement, instrument, insurance policy, Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law as from time to time amended, modified or supplemented as of the applicable date or during the applicable period of time, including (in the case of agreements or instruments) by waiver or consent (and in the case of agreements or instruments, in accordance with the term of the agreement or instrument, and in the case of any Ancillary Agreement, in accordance with the terms of this Agreement) and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (x) unless the context of this Agreement otherwise requires, references to statutes shall include all rules and regulations promulgated thereunder; (xi) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (xii) the term “Dollars”, “dollars”, or “$” means United States dollars.

(c) Any reference in this Agreement to a Person’s directors shall include any member of such Person’s Board of Directors or similar governing body.

(d) Any reference in this Agreement or any Ancillary Agreement to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form.

(e) The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(f) Unless otherwise specified herein or context otherwise requires, references to information or documents having been “made available” (or words of similar import) by or on behalf of one or more Parties to another Party or Parties such obligation shall be deemed satisfied if (i) such one or more Parties or Representatives thereof made such information or document available in any virtual data rooms established by or on behalf of the Company or otherwise to such other Party or Parties or its or their Representatives, in each case in connection with the transactions contemplated hereby prior to the execution and delivery of this Agreement, or (ii) such information or document is publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC and not subject to any redactions or omissions at least one Business Day prior to the date hereof.

(g) The Company Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Company Disclosure Letter and the Acquiror Disclosure Letter, as applicable, or any section thereof, with reference to any section of this Agreement or section of the Company Disclosure Letter and the Acquiror Disclosure Letter, as applicable, shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of the Company Disclosure Letter and the Acquiror Disclosure Letter, as applicable, if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the Company Disclosure Letter and the Acquiror Disclosure Letter, as applicable. Certain information set forth in the Company Disclosure Letter and the Acquiror Disclosure Letter, as applicable, is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. Unless expressly contemplated hereby, the disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Article II
THE MERGERS; CLOSING

Section 2.1 The Mergers.

(a) Subject to receipt of the Acquiror Shareholder Approval, prior to the First Effective Time and no later than one Business Day prior to the Closing Date, Acquiror shall cause the Acquiror Domestication to become effective, including by: (i) adopting a plan of conversion in accordance with Section 10.102(a) of the TBOC; (ii) completing and making and procuring all those filings required to be made with the BVI Registrar in connection with the Acquiror Domestication; (iii) obtaining a certificate of discontinuance from the BVI Registrar; (iv) filing with the Secretary of State of the State of Texas a Certificate of Conversion of a Foreign Entity Converting to a Texas Filing Entity, in form and substance reasonably acceptable to Acquiror and the Company, together with the Certificate of Formation of Acquiror substantially in the form attached as Exhibit A (the “Domesticated Acquiror Certificate of Formation”) (with such changes as may be agreed in writing by Acquiror and the Company), in each case, in accordance with the provisions thereof and applicable Law; and (v) adopting the Bylaws of Acquiror in the form attached as Exhibit B (with such changes as may be agreed in writing by Acquiror and the Company); provided, that the obligations set forth in the foregoing clauses (iii) and (iv) of this Section 2.1(a) shall be coordinated to be effective simultaneously. In accordance with applicable Law, the Plan of Conversion shall provide that (A) immediately before the effective time of the Acquiror Domestication, each then issued and outstanding share of Acquiror Class B Common Stock shall convert, on a one-for-one basis, into a share of Converted Acquiror Class A Common Stock pursuant to the Governing Documents of Acquiror and (B) at the effective time of the Acquiror Domestication, by virtue of the Acquiror Domestication, and without any action on the part of any Acquiror Shareholder, (1) each then issued and outstanding share of Acquiror Class A Common Stock (including the Converted Acquiror Class A Common Stock) shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Class A Common Stock, (2) Acquiror shall authorize a new class of Domesticated Acquiror Class B Common Stock, the terms of which shall, among other things, provide that each share of Domesticated Acquiror Class B Common Stock shall carry ten votes, (3) each then issued and outstanding BVI Acquiror Unit shall convert automatically into one Domesticated Acquiror Unit representing one share of Domesticated Acquiror Class A Common Stock and one Domesticated Acquiror Right, with each Domesticated Acquiror Right representing a right to receive one-eighth of one Domesticated Acquiror Class A Common Stock at the Closing and (4) each then issued and outstanding BVI Acquiror Right shall convert automatically into a Domesticated Acquiror Right, with each Domesticated Acquiror Right representing a right to receive one-eighth of one Domesticated Acquiror Class A Common Stock at the Closing.

(b) Upon the terms and subject to the conditions set forth in this Agreement, and following the Acquiror Domestication and on the Closing Date, Acquiror, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “First-Step Constituent Corporations”) shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving corporation in the First Merger. The First Merger shall be consummated in accordance with the terms of this Agreement, and on the Closing Date, a plan of merger signed by a director of each of the First-Step Constituent Corporations (the “First Plan of Merger”) and other requisite documents under the Cayman Companies Act in respect of the First Merger shall be filed with the Cayman Islands Registrar of Companies in accordance with the Cayman Companies Act, and the First Merger shall become effective as of the First Effective Time.

(c) Upon consummation of the First Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving company of the First Merger (hereinafter referred to for the periods at and after the First Effective Time as the “First-Step Surviving Corporation”), shall continue its corporate existence under the Cayman Companies Act, as a wholly owned subsidiary of Acquiror.

(d) Upon the terms and subject to the conditions set forth in this Agreement, Acquiror and the First-Step Surviving Corporation (Acquiror and the First-Step Surviving Corporation sometimes being referred to herein as the “Second-Step Constituent Corporations”) shall cause the First-Step Surviving Corporation to be merged with and into Acquiror, with Acquiror being the surviving corporation in the Second Merger. The Second Merger shall be consummated in accordance with the terms of this Agreement and evidenced by (i) a certificate of merger (as so filed, the “Certificate of Merger”) executed by the Second-Step Constituent Corporations in accordance with the relevant provisions of the TBOC and (ii) a plan of merger signed by a director of each of the Second-Step Constituent Corporations (as so filed with the Cayman Islands Registrar of Companies, the “Second Plan of Merger” and, together with the First Plan of Merger, the “Plans of Merger”) in accordance with the relevant provisions of the Cayman Companies Act.

(e) Upon consummation of the Second Merger, the separate corporate existence of the First-Step Surviving Corporation shall cease and Acquiror, as the surviving corporation of the Second Merger (hereinafter referred to for the periods at and after the Second Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the TBOC.

Section 2.2 Effects of the Mergers.

(a) Upon the First Effective Time, the First-Step Surviving Corporation shall thereupon (i) possess all of the rights, property of every description, business, undertakings, goodwill, benefits, immunities and privileges of each of the First-Step Constituent Corporations and (ii) become liable for and subject, in the same manner as the First-Step Constituent Corporations, to all mortgages, charges or security interests, contracts, obligations, claims, debts and liabilities of each of the First-Step Constituent Corporations, in each case of the foregoing, in accordance with the applicable provisions of the Cayman Companies Act. At and after the First Effective Time, (A) all rights, privileges, powers and franchises of each First-Step Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such First-Step Constituent Corporation, on whatever account, shall become vested in the First-Step Surviving Corporation, (B) all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the First-Step Surviving Corporation as they are of the First-Step Constituent Corporations, and (C) the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such First-Step Constituent Corporations shall not revert or become in any way impaired by reason of the First Merger; in each case of the foregoing, in accordance with the applicable provisions of the Cayman Companies Act.

(b) At and after the Second Effective Time, the Surviving Corporation shall thereupon and thereafter, (i) possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Second-Step Constituent Corporations, and (ii) become subject to all the restrictions, disabilities and duties of each of the Second-Step Constituent Corporations. At and after the Second Effective Time, (A) all rights, privileges, powers and franchises of each Second-Step Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such Second-Step Constituent Corporation, on whatever account, shall become vested in the Surviving Corporation, (B) all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Second-Step Constituent Corporations and (C) the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Second-Step Constituent Corporations shall not revert or become in any way impaired by reason of the Second Merger; in each case of the foregoing, in accordance with the applicable provisions of the TBOC and the Cayman Companies Act.

Section 2.3 Closing; First Effective Time; Second Effective Time.

(a) Subject to the terms and conditions of this Agreement, the closing of the First Merger (the “Closing”) shall take place remotely, via electronic exchange of signatures and documents, or, to the extent that such exchange is not practicable, at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, 10005, at 8:00 a.m. (New York time) on the date which is three Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place (including whether to take place remotely, via electronic exchange of documents) as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

(b) Subject to the satisfaction or waiver of all of the conditions set forth in Article IX, and provided this Agreement has not theretofore been terminated pursuant to its terms, Acquiror, Merger Sub, and the Company shall cause the First Plan of Merger, together with such declarations, undertakings and other documents required to be filed pursuant to applicable provisions of the Cayman Companies Act in connection with the Second Merger, to be executed and duly submitted for filing with the Cayman Islands Registrar of Companies in accordance with the applicable provisions of the Cayman Companies Act. The First Merger shall become effective at the time when the First Plan of Merger is registered by the Cayman Islands Registrar of Companies, or at such later time (being not later than the 90th day after the date on which the First Plan of Merger is so registered) as may be agreed by Acquiror and the Company in writing and specified in the First Plan of Merger (the “First Effective Time”).

(c) Promptly after the First Effective Time, and, in any event, on the same Business Day as the First Merger, Acquiror and the First-Step Surviving Corporation shall cause (i) the Certificate of Merger to be executed and duly submitted for filing with the Secretary of State of the State of Texas in accordance with the applicable provisions of the TBOC and (ii) the Second Plan of Merger, together with such declarations, undertakings and other documents, required to be filed pursuant to the Cayman Companies Act in connection with the Second Merger, to be executed and duly submitted for filing with the Cayman Islands Registrar of Companies in accordance with the applicable provisions of the Cayman Companies Act. The Second Merger shall become effective at the time when the Certificate of Merger has been accepted for filing by the Secretary of State of the State of Texas and the Second Plan of Merger is registered by the Cayman Islands Registrar of Companies, or at such later time (being not later than the 90th day after the date on which the Second Plan of Merger is so registered) as may be agreed by Acquiror and the Company in writing and specified in the Certificate of Merger (the “Second Effective Time”).

(d) For the avoidance of doubt, the Closing, the First Effective Time and the Second Effective Time shall not occur prior to the completion of the Acquiror Domestication.

Section 2.4 Closing Deliverables.

(a) At the Closing, the Company will deliver or cause to be delivered:

(i) to Acquiror, the certificate contemplated by Section 9.2(d);

(ii) to Acquiror, duly executed signature pages of the Company and of Affiliates of the Company who are counterparties to the Registration Rights Agreement;

(iii) to Acquiror, (A) a certificate duly executed by the Company and dated as of the Closing Date, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Section 1.1445-2(c)(3), certifying that no interest in the Company is a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and (B) a notice to the IRS, duly executed by the Company and dated as of the Closing Date, prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2) with respect to such certificate along with written authorization for Acquiror to deliver such notice form to the IRS on behalf of the Company following the Closing; and

(iv) to Acquiror, duly executed signature pages of the Company and the Affiliates of the Company who are counterparties to the Ancillary Agreements.

(b) At the Closing, Acquiror will deliver or cause to be delivered:

(i) to the Exchange Agent, the Class A Stock Consideration and the Class B Issued Shares for further distribution to the Company’s shareholders, as applicable, pursuant to Section 3.2;

(ii) to the Company, the certificate contemplated by Section 9.3(c);

(iii) to the Company, a duly executed signature page of the Sponsor to the Registration Rights Agreement;

(iv) to the Company, the written resignations of all of the directors and officers of Acquiror and Merger Sub (other than those Persons identified as the initial directors and officers, respectively, of the Surviving Corporation, in accordance with the provisions of Section 2.6 and Section 7.6), effective as of the Second Effective Time;

(v) to the Company, a time-stamped copy of the certificate issued by the Secretary of State of the State of Texas in relation to the Acquiror Domestication;

(vi) to the Company, duly executed signature pages of Acquiror or the Affiliates of Acquiror who are counterparties to the Ancillary Agreements;

(vii) to the Company, a duly executed agreement terminating the Original RRA;

(viii) to the Company, a duly executed Insider Letter Amendment by each of the required parties thereto; and

(ix) to the Company, a declaration signed by a director of Acquiror confirming the accuracy of the statements set out at subsections 237(7)(a) to 237(7)(d) of the Cayman Companies Act in respect of Acquiror.

(c) On the Closing Date, concurrently with the Second Effective Time or as promptly as practicable thereafter, and only to the extent of any funds remaining in the Trust Account on the Closing Date after taking into account of the Acquiror Share Redemption, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds, (i) the Estimated Acquiror Transaction Expenses and (ii) all accrued and unpaid Company Transaction Expenses (clauses (i) and (ii) collectively, the “Unpaid Transaction Expenses”) as set forth on a written statement to be delivered to Acquiror by or on behalf of the Company not less than two Business Days prior to the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing; provided, that after excluding the amount of the deferred underwriting fee payable by Acquiror to CCM, in no event shall the Estimated Acquiror Transaction Expenses exceed an amount equal to $2,050,000 (the “Estimated Acquiror Transaction Expenses Cap”).

Section 2.5 Governing Documents of the Surviving Corporations.

(a) The memorandum and articles of association of the Company in effect immediately prior to the First Effective Time shall be the memorandum and articles of association of the First-Step Surviving Corporation upon and from the First Effective Time until thereafter amended as provided therein and under the Cayman Companies Act.

(b) The certificate of formation and bylaws of the Surviving Corporation shall be the certificate of formation and bylaws of Acquiror (which shall be in substantially the form attached as Exhibit A and Exhibit B upon effectiveness of the Acquiror Domestication), except that the name of the Surviving Corporation as reflected in the Surviving Corporation’s certificate of formation and bylaws shall include “Enhanced”, or such other name as agreed in writing by Acquiror and the Company, until thereafter amended as provided therein and under the TBOC.

Section 2.6 Directors and Officers of the First-Step Surviving Corporation and the Surviving Corporation.

(a) The directors and officers of the Company, as of immediately prior to the First Effective Time, shall be the initial directors and officers of the First-Step Surviving Corporation from and after the First Effective Time, each to hold office in accordance with the Governing Documents of the First-Step Surviving Corporation.

(b) From and after the Second Effective Time, (i) the Persons identified as the initial directors of the Surviving Corporation in accordance with the provisions of Section 7.6 shall be the directors of the Surviving Corporation and (ii) the Persons set forth on Section 2.6 of the Company Disclosure Letter (as it may be updated by the Company prior to the Closing) shall be the officers of the Surviving Corporation, each to hold office in accordance with the Governing Documents of the Surviving Corporation.

Section 2.7 Tax Free Reorganization Matters.

(a) The Parties intend that, for U.S. federal and applicable state and local income Tax purposes, (i) the Mergers, taken together, shall be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, (ii) each of Acquiror and the Company is a party to such reorganization within the meaning of Section 368(b) of the Code, (iii) the Acquiror Domestication is intended to constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, (iv) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) (the “Intended Tax Treatment”), and (v) as a result of the Acquiror Domestication, Acquiror will be treated as a “domestic” corporation (within the meaning of Section 7701(a)(4) of the Code and corresponding provisions of state and local Law) prior to the First Effective Time.

(b) Each of the Parties shall (and shall cause each of their respective Subsidiaries and Affiliates to) use commercially reasonable efforts to cause the Mergers, taken together, and the Acquiror Domestication to qualify for the Intended Tax Treatment. None of the Parties shall (nor shall they permit their respective Subsidiaries or Affiliates to) take or cause to be taken any action, whether before or after the First Effective Time and Second Effective Time, that could reasonably be expected to prevent or impede the Mergers, taken together, or the Acquiror Domestication from qualifying for the Intended Tax Treatment. None of the Parties knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant party), or has knowingly taken or will knowingly take any action, if such fact, circumstance or action would be reasonably expected to cause the Mergers, taken together, or the Acquiror Domestication, to fail to qualify for the Intended Tax Treatment. The Mergers, taken together, and the Acquiror Domestication, shall be reported by the applicable Parties for all Tax purposes in accordance with the foregoing and no Party shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with the Intended Tax Treatment, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code or by applicable Law. The Parties shall (and shall cause each of its Subsidiaries and Affiliates to) reasonably cooperate in good faith with each other and their respective counsel to document and support the Intended Tax Treatment, including providing reasonable and customary factual support letters in connection with the filing of Proxy Statement/Registration Statement.

Article III
EFFECTS OF THE MERGERS ON THE COMPANY CAPITAL SHARES AND EQUITY AWARDS

Section 3.1 Conversion of Securities.

(a) At the First Effective Time, by virtue of the First Merger and without any action on the part of any holder of Company Capital Shares (other than with respect to (x) any Company Common Shares subject to Options or Consultant Awards (which shall be respectively subject to Section 3.3), (y) any Company Common Shares held in the treasury of the Company, which treasury shares shall be canceled as part of the First Merger and shall not constitute “Company Capital Shares” hereunder (each such share, a “Treasury Share”), and (z) any Company Common Shares held by shareholders of the Company who shall have validly exercised their dissenters’ rights for such Company Capital Shares pursuant to Section 238 of the Cayman Companies Act and otherwise complied with all of the provisions of the Cayman Companies Act relevant to the exercise and perfection of dissenters’ rights (such Company Common Shares, together with the Company Common Shares described in the foregoing clauses (x) and (y), the “Excluded Shares”), each Company Common Share held by any Holder that is issued and outstanding immediately prior to the First Effective Time shall, in each case, be converted automatically into the right to receive a number of shares of Domesticated Acquiror Class A Common Stock equal to the Exchange Ratio (the “Class A Stock Consideration”).

(b) At the First Effective Time, by virtue of the First Merger and without any action on the part of any holder of Company Capital Shares, the Apeiron Holders and those Persons designated by Apeiron Investment Group Limited in its sole discretion (collectively, the “Class B Holders”), in each case, as designated in the Allocation Statement, shall be issued a number of shares of Acquiror Class B Common Stock such that as of immediately following the consummation of the transactions contemplated hereby, the Class B Holders shall have at least 95% of the voting power of the capital stock of the Surviving Corporation on a fully-diluted basis (the “Class B Issued Shares”).

(c) At the First Effective Time, by virtue of the First Merger, and without any consideration on the part of any holder of Company Common Shares, each Company Warrant that is issued and outstanding immediately prior to the First Effective Time (unless exercised prior to the Closing), shall be exchanged and converted into a right to receive a number of shares of Domesticated Acquiror Class A Common Stock equivalent in value to that which a holder of Company Common Shares deliverable upon exercise of such Company Warrant would have been entitled to in accordance with Section 3.1, if the right to purchase the Company Common Shares have been exercised by the holder of the Company Warrant immediately prior to the First Effective Time.

(d) (i) At the First Effective Time, by virtue of the First Merger and without any action on the part of Acquiror or Merger Sub, each Merger Sub Capital Share, shall be converted into a common share, par value $0.00001 per share, of the First-Step Surviving Corporation and (ii) at the Second Effective Time, by virtue of the Second Merger and without any action on the part of Acquiror or the First-Step Surviving Corporation, each common share, par value $0.00001 per share, of the First-Step Surviving Corporation shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor.

(e) At the First Effective Time, by virtue of the First Merger and without any action on the part of Acquiror or Merger Sub, each Domesticated Acquiror Unit that is issued and outstanding immediately prior to the First Effective Time shall be separated into one share of Domesticated Acquiror Class A Common Stock and one Domesticated Acquiror Right, and each outstanding Domesticated Acquiror Right shall convert into one-eighth of one share of Domesticated Acquiror Class A Common Stock.

(f) Notwithstanding anything in this Agreement to the contrary, no fractional shares of Domesticated Acquiror Class A Common Stock shall be issued in the Merger.

Section 3.2 Exchange Procedures.

(a) No less than five Business Days prior to the Closing Date, the Company shall deliver to Acquiror a spreadsheet (the “Allocation Statement”), together with reasonable supporting documentation, setting forth the allocation of, without duplication, (x) the Class A Stock Consideration to which the Holders will be entitled as of the Closing in accordance with the Company’s Governing Documents, (y) the designated Class B Holders to receive the Class B Issued Shares and the proposed allocation thereof to each such Class B Holder, and (z) the entitlements of the holders of the Company Warrants in accordance with Section 3.1(c), as well as the holders of the Options, the Top-Up Awards and the Consultant Awards in accordance with Section 3.3. Notwithstanding anything in this Agreement to the contrary, (i) the Allocation Statement shall be conclusive and binding on the Holders, (ii) Acquiror and Merger Sub and, following the Closing, the Surviving Corporation and its Subsidiaries shall be entitled to conclusively rely on the Allocation Statement (and each of the calculations and determinations set forth therein) for all purposes under this Agreement without any obligation to investigate or verify the accuracy thereof, and (iii) neither Acquiror nor, following the Closing, the Surviving Corporation or its Subsidiaries shall have any liability (whether in contract, tort, equity or otherwise) based on or arising out of the preparation of the Allocation Statement or any inaccuracy of the information contained therein (including any inaccuracy with the Company’s capitalization as set forth in the Allocation Statement). For the avoidance of doubt, the Allocation Statement shall provide that the Class B Issued Shares are payable only to the Class B Holders designated therein.

(b) Prior to the Closing, Acquiror shall appoint Continental Stock Transfer & Trust Company or such other exchange agent reasonably acceptable to the Company (the “Exchange Agent”) to act as the agent for the purpose of facilitating the payment and delivery of the Class A Stock Consideration and the Class B Issued Shares to the Holders, as applicable. At or before the First Effective Time, Acquiror shall deposit, or cause to be deposited, with the Exchange Agent (i) the number of shares of Domesticated Acquiror Class B Common Stock equal to the Class B Issued Shares and (ii) the number of shares of Domesticated Acquiror Class A Common Stock equal to the Class A Stock Consideration.

(c) Prior to the First Effective Time (and in any event within two Business Days of the First Effective Time), Acquiror shall send or shall instruct the Exchange Agent to send, to each record holder of Company Common Shares as of immediately prior to the First Effective Time, whose Company Common Shares were converted pursuant to Section 3.1(a) into the right to receive a portion of the Class A Stock Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Acquiror may reasonably specify) for use in such exchange (each, a “Letter of Transmittal”).

(d) Each holder of Company Common Shares that have been converted into the right to receive a portion of the Class A Stock Consideration, pursuant to Section 3.1(a), shall be entitled to receive such portion of the Class A Stock Consideration, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), together with a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the transfer of any share.

(e) Promptly following the date that is one year after the First Effective Time, Acquiror shall instruct the Exchange Agent to deliver to Acquiror all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Class A Stock Consideration that remains unclaimed shall be returned to Acquiror, and any Person that was a holder of Company Common Shares as of immediately prior to the First Effective Time that has not exchanged such Company Common Shares for an applicable portion of the Class A Stock Consideration in accordance with this Section 3.2 prior to the date that is one year after the First Effective Time, may transfer such Company Common Shares to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly deliver, such applicable portion of the Class A Stock Consideration without any interest thereupon. None of Acquiror, Merger Sub, the Company, the First-Step Surviving Corporation, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any of the Class A Stock Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares shall have not been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f) In the event that the Company or Acquiror changes the number of Company Capital Shares, shares of Acquiror Common Stock, shares of capital stock of Acquiror or securities convertible or exchangeable into or exercisable for Company Capital Shares, shares of Acquiror Common Stock, shares of capital stock of Acquiror, as applicable, issued and outstanding prior to the First Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, subdivision, consolidation exchange or readjustment of shares, or other similar transaction (other than the Preferred Shares Conversion, the Acquiror Domestication, the Private Placement, the PIPE Investment, the Acquiror Share Redemption and any other transactions contemplated hereby or by the Ancillary Agreements), then any number or amount contained herein which is based upon the price of Acquiror Common Stock, or the number of shares of Acquiror Common Stock or Company Common Shares, as the case may be, the Class A Stock Consideration and the Class B Issued Shares and any other similarly dependent items shall be equitably adjusted to reflect such change; provided, however, that nothing in this Section 3.2(f) shall be deemed to permit or authorize any Party to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

Section 3.3 Treatment of Company Awards.

(a) As of the First Effective Time, the Company shall take all necessary and appropriate actions so that, as of the First Effective Time, each Option, whether vested or unvested that is outstanding immediately prior to the First Effective Time shall be converted into an option to acquire shares of Acquiror Class A Common Stock upon substantially the same terms and conditions as are in effect with respect to such Option immediately prior to the First Effective Time, including with respect to vesting, exercisability and termination-related provisions (each, an “Acquiror Option”) except that (i) such Acquiror Option shall relate to that whole number of shares of Acquiror Class A Common Stock (rounded down to the nearest whole share) equal to the number of Company Common Shares subject to such Option, multiplied by the Exchange Ratio, and (ii) the exercise price per share for each such Acquiror Option shall be equal to the exercise price per share of such Option in effect immediately prior to the First Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent); provided, that the conversion of the Options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Options for purposes of Section 409A or Section 424 of the Code.

(b) As of the First Effective Time, each Top-Up Award that is outstanding immediately prior to the First Effective Time shall be converted into the right to receive shares of Acquiror Class A Common Stock upon vesting and shall be subject to substantially the same terms and conditions as were applicable to such Top-Up Award immediately prior to the First Effective Time (including with respect to vesting, settlement and termination-related provisions) (each, an “Acquiror Top-Up Award”).

(c) As of the First Effective Time, the Company shall take all necessary and appropriate actions so that, as of the First Effective Time, each Consultant Award, whether vested or unvested that is outstanding immediately prior to the First Effective Time shall be converted into a warrant to acquire shares of Acquiror Class A Common Stock upon substantially the same terms and conditions as are in effect with respect to such Consultant Award immediately prior to the First Effective Time, including with respect to vesting, exercisability and termination-related provisions (each, an “Acquiror Consultant Award”) except that (i) such Acquiror Consultant Award shall relate to that whole number of shares of Acquiror Class A Common Stock (rounded down to the nearest whole share) equal to the number of Company Common Shares subject to such Consultant Award, multiplied by the Exchange Ratio, and (ii) the exercise price per share for each such Acquiror Consultant Award shall be equal to the exercise price per share of such Consultant Award in effect immediately prior to the First Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent); provided, that the conversion of the Consultant Awards will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Consultant Awards for purposes of Section 409A of the Code.

(d) The Company shall take all necessary actions to effect the treatment of Options, Top-Up Awards, and Consultant Awards pursuant to Section 3.3(a), Section 3.3(b), and Section 3.3(c) in accordance with the Company Incentive Plan, to the extent applicable, and the applicable award agreements and Acquiror shall ensure that no Acquiror Option or Acquiror Consultant Award may be exercised and that no Acquiror Top-Up Award may be settled, prior to the effective date of an applicable Form S-8 or other applicable form of Acquiror (including the Registration Statement). The Board of Directors of the Company shall amend the Company Incentive Plan and take all other necessary actions, effective as of immediately prior to the Closing, in order to provide that no new Options or Top-Up Awards will be granted under the Company Incentive Plan.

Section 3.4 Withholding. Each of Acquiror, Merger Sub, the Company and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement any such Taxes as may be required to be deducted and withheld from such amounts under the Code or any other applicable Law (as reasonably determined by Acquiror, the Company, and the Exchange Agent, respectively) (and to the extent deduction or withholding is required in respect of the delivery of the Class A Stock Consideration, such deduction or withholding may be made by withholding shares from such Class A Stock Consideration); provided, that Acquiror and Merger Sub shall use commercially reasonable efforts to provide the Company with at least 5 Business Days prior written notice of any amounts that they or their agents (or the Exchange Agent) intend to withhold from any amounts payable pursuant to this Agreement, including in connection with the payment of the Class A Stock Consideration (other than any compensatory payments to be made pursuant to this Agreement) and will reasonably cooperate with the Company to reduce or eliminate any applicable withholding. To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be (a) timely remitted to the appropriate Governmental Authority and (b) treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. If withholding is made by withholding shares from the Class A Stock Consideration, the relevant withholding agent shall be treated as having sold such shares on behalf of the applicable Person for an amount of cash equal to the fair market value thereof at the time of such withholding and paid such cash proceeds to the relevant Governmental Authority.

Section 3.5 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, Company Capital Shares issued and outstanding immediately prior to the First Effective Time and held by a holder who shall have validly exercised their dissenters’ rights for such Company Capital Shares in accordance with Section 238 of the Cayman Companies Act and otherwise complied with all of the provisions of the Cayman Companies Act relevant to the exercise and perfection of dissenters’ rights (such Company Capital Shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the Cayman Companies Act with respect to such shares) shall not be converted into a right to receive a portion of the Class A Stock Consideration, but instead shall be entitled to only such rights as are granted by the applicable provisions of the Cayman Companies Act; provided, however, that if, after the First Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to dissenters’ rights pursuant to the applicable provisions of the Cayman Companies Act or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by the applicable provisions of the Cayman Companies Act such Company Capital Shares shall cease to be Dissenting Shares for the purposes hereof and shall thereupon be deemed to have been converted as of the First Effective Time into the right to receive the Class A Stock Consideration in accordance with Section 3.1 without interest thereon. The Company shall provide Acquiror with reasonably prompt written notice of any demands received by the Company for appraisal of Company Common Shares, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the Company prior to the First Effective Time that relates to such demand. Except with the prior written consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not make any payment with respect to, or settle, or offer to settle, any such demands.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered to Acquiror and Merger Sub by the Company on the date hereof (each section of which, subject to Section 1.2(g), qualifies the correspondingly numbered and lettered representations in this Article IV) (the “Company Disclosure Letter”), the Company hereby represents and warrants to Acquiror and Merger Sub as of the date of this Agreement (or, if such representations and warranties are made with respect to a certain date or different period of time, as of such date or different period of time) as follows:

Section 4.1 Company Organization. The Company and its Subsidiaries have been duly formed or organized and are validly existing under the Laws of their respective jurisdictions of incorporation or organization, and have the requisite company or corporate power, as applicable, and all permits, governmental licenses, franchises, consents, approvals and authority to own, lease or operate all of their respective properties, rights and assets and to conduct their respective businesses as they are now being conducted in all material respects. The Company has made available to Acquiror complete and correct copies of the Company’s and its Subsidiaries’ Governing Documents, each in full force and effect as of immediately prior to the execution and delivery of this Agreement. None of the Company or any of its Subsidiaries is in violation of any provisions of its or their Governing Documents, as applicable, except with respect to the Company Subsidiaries as would not have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation (or other legal entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.2 Due Authorization.

(a) Other than the Company Shareholder Approval, the Company has all requisite company or corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party and (subject to the approvals described in Section 4.4) to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder. The execution, performance (subject to the approvals described in Section 4.4) and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby are within the corporate powers of the Company and its Subsidiaries and have been duly and validly authorized and approved by the Board of Directors of the Company and by all necessary corporate or company action on the part of each Subsidiary of the Company, and no other company or corporate proceeding on the part of the Company (other than the Company Shareholder Approval) is necessary to authorize this Agreement and the Ancillary Agreements to which the Company is or will be a party. This Agreement has been, and on or prior to the Closing and upon execution by the Company, the Ancillary Agreements to which the Company is or will be a party contemplated hereby will be, duly and validly executed and delivered by the Company and this Agreement constitutes, assuming the due authorization, execution and delivery by the other parties hereto, and on or prior to the Closing, the Ancillary Agreements to which the Company is or will be a party contemplated hereby will constitute, assuming the due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exceptions”).

(b) On or prior to the date hereof, the Board of Directors of the Company has duly adopted resolutions (i) determining that this Agreement and the Ancillary Agreements to which the Company is or will be a party contemplated hereby and the transactions contemplated hereby and thereby are advisable and fair to, and in the best interests of, the Company and its shareholders, as applicable, and (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which the Company is or will be a party contemplated hereby and the transactions contemplated hereby and thereby. No other corporate action is required on the part of the Company or any of its shareholders to enter into this Agreement or the Ancillary Agreements or to approve the Mergers, other than the Company Shareholder Approval.

Section 4.3 No Conflict. Subject to the receipt of the Company Shareholder Approval and the consents, approvals, authorizations and other requirements set forth in Section 4.4, the execution and delivery by the Company of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the Governing Documents of the Company, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law or Governmental Order applicable to the Company or any of the Company’s Subsidiaries, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Material Contract not otherwise terminable by the other party thereto on 60 days’ or less notice or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties, rights or assets of the Company or any of the Company’s Subsidiaries, except, in the case of the foregoing clauses (b) through (d), to the extent that the occurrence of the foregoing would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.4 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) is required on the part of the Company or its Subsidiaries with respect to the Company’s execution or delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby, except for (a) under the HSR Act, (b) the Governmental Authorizations set forth in Section 4.4 of the Company Disclosure Letter, (c) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or (d) the filing of the Plans of Merger and the Certificate of Merger.

Section 4.5 Capitalization of the Company.

(a) As of the date hereof, and without giving effect to the Preferred Shares Conversion or the Private Placement, the authorized share capital of the Company consists of:

(i) 16,615,864 common shares, $0.00001 par value per share (the “Company Common Shares”), of which 10,233,183 shares are issued and outstanding; and

(ii) 3,973,381 preferred shares, $0.00001 par value per share, of which 3,973,369 shares are issued and outstanding (of which (A) 752,726 issued and outstanding shares are designated Series A-1 Preferred Shares, $0.00001 par value per share (the “Series A-1 Preferred Shares”), (B) 1,826,442 issued and outstanding shares are designated Series A-2 Preferred Shares, $0.00001 par value per share (the “Series A-2 Preferred Shares”), and (C) 1,394,201 issued and outstanding shares are designated Series B Preferred Shares, $0.00001 par value per share (the “Series B Preferred Shares”)).

(b) Each of the issued and outstanding Company Capital Shares has been duly authorized and are validly issued, were issued in compliance in all material respects with applicable securities Laws, and were not issued in breach of any preemptive rights or Contract.

(c) As of the date of this Agreement, (i) Options to purchase 1,487,222 Company Common Shares are outstanding, of which zero Options have early exercise features and (ii) Top-Up Awards with an aggregate value of $5,781,940.31 are outstanding. The Company has provided to Acquiror, prior to the date of this Agreement, a true and complete list of the following information with respect to each Company Award that is outstanding as of the date of this Agreement, as applicable: (A) the name of the holder thereof; (B) the type of Company Award; (C) the date of grant; (D) in the case of any Option, the number of Company Common Shares subject thereto (by grant); (E) in the case of any Top-Up Award, the dollar value subject thereto (by grant); (F) in the case of any Option, the vesting start date; (G) in the case of any Option, the exercise price per share thereof; and (H) in the case of any Option, whether such Option is intended to qualify as an “incentive stock option” (as defined in Section 422 of the Code).

(d) Except for the Company Award, there are no: (i) outstanding securities of the Company (including debt securities) convertible into or exchangeable for Company Capital Shares; (ii) outstanding subscriptions, options, warrants, rights (including phantom stock rights), calls, commitments, understandings, conversion rights, rights of exchange, plans or other agreements of any kind providing for the purchase, issuance or sale of any Company Capital Shares (including debt securities); or (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any Company Capital Shares.

Section 4.6 Capitalization of Subsidiaries.

(a) A list of the Company’s Subsidiaries as of the date of this Agreement is set forth in Section 4.6 of the Company Disclosure Letter. The outstanding shares of capital stock or equity interests of the Company’s Subsidiaries: (i) have been duly authorized and validly issued, and are, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold and issued in compliance in all material respects with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) the Governing Documents of such Subsidiary, and (B) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of such Subsidiary or any Contract to which such Subsidiary is a party or otherwise bound; and (iv) are free and clear of any Liens other than Permitted Liens.

(b) The Company owns, directly or indirectly, of record and beneficially all the issued and outstanding shares of capital stock or equity interests of its Subsidiaries free and clear of any Liens other than Permitted Liens or Liens arising under applicable securities Laws or the Governing Documents of such Subsidiary.

(c) Except as permitted in accordance with Section 6.1, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) exercisable or exchangeable for any capital stock of the Company’s Subsidiaries, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of the Company’s Subsidiaries or the value of which is determined by reference to shares or other equity interests of the Company’s Subsidiaries, and there are no voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.

Section 4.7 Financial Statements.

(a) Section 4.7(a) of the Company Disclosure Letter sets forth complete and correct copies of (i) the unaudited balance sheets of the Company for the fiscal years ended December 31, 2024 (“FY 2024”) and December 31, 2023 (“FY 2023”) and the unaudited consolidated statement of operations for FY 2024 and FY 2023 and (ii) the unaudited condensed consolidated balance sheets of the Company and its Subsidiaries as of September 30, 2025 (the “Most Recent Balance Sheet Date”) and the unaudited condensed consolidated statement of operations and comprehensive loss and condensed consolidated statements of cash flows of the Company for the nine-month period ending on the Most Recent Balance Sheet Date, in each case, together with the related notes thereto (the foregoing clauses (i) and (ii), collectively, the “Unaudited Financial Statements”).

(b) The Unaudited Financial Statements (including, for the avoidance of doubt, any related notes and schedules thereto) present fairly, in all material respects, the consolidated financial position as of the dates indicated in such Unaudited Financial Statements, and the statements of operations and comprehensive loss, statements of convertible preferred stock and stockholders deficit and statements of cash flows of the Company and its Subsidiaries for the periods indicated in such Unaudited Financial Statements (except, for the absence of footnotes and other presentation items and normal year-end adjustments that will not be material in amount and effect), in each case, in conformity with GAAP, consistently applied during the periods involved, and were derived from and accurately reflect in all material respects, the books and records of the Company.

(c) Neither the Company nor, to the Knowledge of the Company, any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any written claim or allegation regarding any of the foregoing.

Section 4.8 Undisclosed Liabilities. There are no other obligations or liabilities, whether or not accrued, contingent or otherwise, of the Company or any of its Subsidiaries that are required by GAAP to be set forth in a consolidated balance sheet of the Company and its Subsidiaries, except for obligations or liabilities (a) reflected or reserved against in the Unaudited Financial Statements (including, for the avoidance of doubt, the notes thereto), (b) incurred in the ordinary course of business, (c) that will be discharged or paid off prior to or at the Closing, (d) incurred in connection with this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby, or (e) which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.9 Litigation and Proceedings. As of the date hereof (a) there are no Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries and (b) neither the Company nor its Subsidiaries is party to or subject to the provisions of any Governmental Order that restricts the manner in which the Company or its Subsidiaries conducts their respective businesses, except in the case of each of clauses (a) and (b), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.10 Legal Compliance.

(a) Since December 31, 2023, the business of the Company and its Subsidiaries has not been, and is not currently being, conducted in violation of any applicable Laws, except for violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries maintain a program of policies, procedures, and internal controls reasonably designed and implemented to (i) prevent the use of the services of the Company and its Subsidiaries in a manner that violates applicable Law, and (ii) otherwise provide reasonable assurance that violations of applicable Law by any of the Company’s or its Subsidiaries’ directors, officers, employees or its or their respective agents, Representatives or other Persons, acting on behalf of the Company or any of the Company’s Subsidiaries, will be prevented, detected and deterred, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries have not received any written communication alleging any material noncompliance with any such Laws that has not been cured as of the date hereof, except as would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries have obtained and are in compliance with all permits, licenses, certifications, approvals registrations, consents, authorizations, franchise, variances, exemptions and orders issued or granted by a Governmental Authority necessary to conduct their respective businesses as presently conducted, except those the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Since December 31, 2023, the Company and its Subsidiaries have complied in all respects with all applicable anti-bribery, anti-corruption and anti-money laundering Laws (the “Anti-Corruption Laws”), except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, there are no current or pending investigations being pursued by any Governmental Authority concerning material violations of the Anti-Corruption Laws related to the Company or any of the Company’s Subsidiaries, or their respective directors, officers, employees or authorized agents in such capacity.

(c) Neither the Company nor its Subsidiaries has (i) received any written notice of any conflict or non-compliance with, or default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business, products or operations are or were bound or affected, (ii) received any written notice of any investigation by a Governmental Authority regarding any actual or alleged violation of or failure on the part of such Company to comply with any applicable Law or (iii) had claims filed against it with any Governmental Authority alleging any failure by the Company to comply with applicable Law, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.11 Material Contracts.

(a) Section 4.11(a) of the Company Disclosure Letter sets forth the following Contracts to which, as of the date hereof, the Company or any of its Subsidiaries is party or by which the Company or any of its Subsidiaries is bound, excluding, this Agreement, any Ancillary Agreement, any other Contract entered into in connection with the transactions contemplated hereby, any Company Benefit Plan, any Real Property Lease and any Contracts terminable by any party thereto on 90 days’ or less notice without penalty; provided, that any requirement to pay costs and expenses in connection with the termination of any such Contract consisting of reimbursement of expenses incurred and reasonable wind-down costs shall not constitute a penalty (each, a “Material Contract”):

(i) any Contract that is an agreement with a Governmental Authority, other than in the ordinary course of business;

(ii) each Contract that is reasonably likely to require, during the remaining term of such Contract, annual payments to or from the Company of more than $5,000,000;

(iii) each partnership, joint venture, strategic alliance or other collaboration or similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, joint venture or strategic alliance (which includes the sharing of the Company’s revenues or profits) that is material to the Company and its Subsidiaries as a whole;

(iv) each Contract entered into in connection with an acquisition by the Company or its Subsidiaries involving consideration in excess of $5,000,000 of any Person or other business organization, division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner);

(v) each Contract that contains a put, call, right of first refusal, right of first offer or similar right pursuant to which the Company or its Subsidiaries could be required to, directly or indirectly, purchase or sell, as applicable, any securities, capital stock or other interests, assets or business of any Person reasonably expected to result in payments with a value of $5,000,000 in any twelve-month period;

(vi) each Contract evidencing outstanding Indebtedness in an aggregate amount thereunder in excess of $5,000,000;

(vii) each Contract that (A) prohibits the Company or its Subsidiaries from competing in any line of business or with any Person or in any geographic area in any material respect, in each case, excluding confidentiality agreements and agreements that contain confidentiality or non-solicitation covenants entered into in the ordinary course of business, (B) grants “most favored nation” status that, following the transactions contemplated hereby, would apply to Acquiror and its Subsidiaries, including the Company and its Subsidiaries or (C) contains certain exclusivity obligations or similar restrictions binding on the Company, its Subsidiaries or their respective Affiliates;

(viii) each Contract pursuant to which the Company or any of the Company’s Subsidiaries (A) grants to a third Person the right to use material Company Intellectual Property (other than non-exclusive licenses granted in the ordinary course of business) or (B) is granted by a third Person the right to use Intellectual Property that is material to the business of the Company and its Subsidiaries (other than non-exclusive licenses to commercially available software or information technology services);

(ix) each Contract providing broadcasting services or media production services to the Company or its Subsidiaries;

(x) each Contract between (A) the Company and its Subsidiaries, on the one hand, and (B) Affiliates of the Company or any of the Company’s Subsidiaries (other than the Company or any of the Company’s Subsidiaries), the current executive officers and directors (or equivalents) of the Company or any of the Company’s Subsidiaries, the Major Company Shareholders, or a member of the immediate family of any of the foregoing Persons, on the other hand; and

(xi) any Contract relating to the voting or control of the equity interests of the Company or its Subsidiaries or the election of directors of the Company or its Subsidiaries (other than the Governing Documents of the Company or its Subsidiaries).

(b) All Material Contracts (i) are in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or the Subsidiary of the Company party thereto and, to the Knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto, except for such failures to be valid and binding or in full force and effect as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, there is no breach or violation of, or default under, any Material Contract by the Company or its Subsidiaries and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by the Company or its Subsidiaries or would permit or cause the termination or modification thereof or acceleration or creation of any right or obligation. thereunder, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.12 Company Benefit Plans.

(a) Section 4.12(a) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each material Company Benefit Plan (other than any individual award agreement for Company Awards on the forms set forth on Section 4.12(a) of the Company Disclosure Letter). The term “Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, (“ERISA”), whether or not subject to ERISA, and any other employment, bonus, incentive or deferred compensation, employee loan, note or pledge agreement, equity or equity-based compensation, severance, termination, retention, change in control, health, welfare, pension, retirement, supplemental retirement, profit-sharing, retiree health, fringe benefit or other benefit or compensation plan, policy, program agreement or arrangement, in each case, which are currently maintained, sponsored, contributed to or required to be contributed to by the Company or any of the Company’s Subsidiaries for the benefit of any current or former director, officer, or employee, or to which the Company or any of the Company’s Subsidiaries is a party or has any liability (whether actual or contingent), and, in each case, whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded, but excluding in each case any statutory plan, program or arrangement that is required under applicable law and maintained by any Governmental Authority. With respect to each material Company Benefit Plan, the Company has made available to Acquiror, to the extent applicable, true, complete and correct copies of (A) the plan document, including all amendments thereto (or, if not written a written summary of its material terms), (B) the most recent summary plan description, including any summary of material modifications thereto, (C) the most recent annual report (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (D) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, and (E) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan.

(b) (i) Each Company Benefit Plan has been established, operated and administered in material compliance with its terms and all applicable Laws, including ERISA and the Code, (ii) all contributions, premiums or payments required to be made with respect to any Company Benefit Plan on or before the date hereof have been timely made or have been properly accrued and reflected in the Company’s financial statements to the extent required by GAAP in all material respects, (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the Knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan and (iv) to the Knowledge of the Company, there has not been any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan.

(c) No Company Benefit Plan is, and neither the Company or any of its Subsidiaries nor any ERISA Affiliate has at any time within the previous six years preceding the date hereof sponsored, maintained or contributed to, been required to contribute to, or had any actual or contingent liability with respect to (i) a multiemployer pension plan (as defined in Section 3(37) of ERISA), (ii) a plan that is subject to Title IV of ERISA, (iii) a plan that has two or more contributing sponsors that are not ERISA Affiliates or (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(d) With respect to each Company Benefit Plan, no Proceedings (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened, except as would not be, or would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole.

(e) No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than coverage mandated by Section 4980B of the Code or any similar Law.

(f) Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby and the Ancillary Agreements will, either alone or in combination with another event(s), (i) entitle any current or former employee, officer or other individual service provider of the Company or any Subsidiary of the Company to any severance pay, bonus or any other compensation or benefits payable or to be provided by the Company or any Subsidiary of the Company, (ii) accelerate the time of payment or vesting, trigger any payment or funding (through a grantor trust or otherwise), or increase the amount of compensation or benefits due any such current or former employee, officer or other individual service provider by the Company or any Subsidiary of the Company, or (iii) forgive any indebtedness of any current or former employee, officer, or other individual service provider of the Company or any Subsidiary of the Company.

(g) Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby and the Ancillary Agreements will, either alone or in combination with another event(s), result in any “excess parachute payment” under Section 280G of the Code. No Company Benefit Plan provides for a Tax gross-up with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

(h) With respect to each Company Benefit Plan subject to the Laws of any jurisdiction outside the United States, (i) all employer contributions to each such Company Benefit Plan required by applicable Law or by the terms of such Company Benefit Plan have been timely made or have been properly accrued and reflected in the Company’s financial statements to the extent required by GAAP in all material respects, (ii) each such Company Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and, to the Knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Company Benefit Plan that would reasonably be expected to adversely affect any such approval or good standing, and (iii) each such Company Benefit Plan required to be fully funded or fully insured, is fully funded or fully insured, on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in material compliance with applicable Laws.

(i) All Company Awards have been granted in accordance with applicable Law and, to the extent applicable, the terms of the Company Incentive Plan. Each grant of an Option or Consultant Award was validly issued and either properly approved by or issued pursuant to an Option or Consultant Award properly approved by the Board of Directors of the Company as of the applicable date of grant. Each Option and Consultant Award has been granted with an exercise price that is no less than the fair market value of the underlying Company Common Shares on the date of grant.

Section 4.13 Labor Relations; Employees.

(a) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or any similar agreement, no such agreement is being negotiated by the Company or any of the Company’s Subsidiaries, and no labor union or any other employee representative body has requested or, to the Knowledge of the Company, has sought to represent any of the employees of the Company or its Subsidiaries.

(b) To the Knowledge of the Company, there is no labor organization activity involving any employees of the Company or any of its Subsidiaries in the past three years preceding the date of this Agreement. In the past three years preceding the date hereof, there has been no strike, slowdown, work stoppage, unfair labor claim, lockout or other material labor dispute against or affecting the Company or any Subsidiary of the Company.

(c) Each of the Company and its Subsidiaries are, and have been for the past three years preceding the date hereof, in compliance with all applicable Laws respecting labor and employment including, but not limited to, all Laws respecting terms and conditions of employment, health and safety, wages and hours (including minimum wage and payment of overtime), meal and rest breaks, holiday pay and the calculation of holiday pay, working time, employee classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, workers’ compensation, and labor relations, except where the failure to comply would not, or would not reasonably be expected to be, material to the Company and its Subsidiaries taken as a whole.

(d) In the past three years preceding the date hereof, there have been no pending or, to the Knowledge of the Company, threatened lawsuits, actions, suits, judgements, claims proceedings under any labor and employment Laws against the Company or any of the Company’s Subsidiaries, except as would not be, or would not reasonably be expected to be, material to the Company and its Subsidiaries taken as a whole. In the past three years preceding the date hereof, the Company and its Subsidiaries have not received (i) notice of any unfair labor practice charge or complaint pending or threatened before the National Labor Relations Board or any other Governmental Authority against them, (ii) notice of any charge or complaint with respect to or relating to them pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, or (iii) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, except in each case as would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) In the past three years preceding the date hereof, the Company has not implemented a layoff of employees that could implicate the Worker Adjustment and Retraining Notification Act of 1988, or any similar foreign, state or local Law.

Section 4.14 Taxes.

(a) All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all respects and all amounts of Taxes due and payable have been paid, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The Company and each of its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) There are no Liens for Taxes (other than Permitted Liens) upon the property or assets of the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) No claim, assessment, deficiency or proposed adjustment for any amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unpaid, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) There are no pending audits or other examinations by a Governmental Authority with respect to the Taxes of the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries been notified in writing by a Governmental Authority of any request or threat for such an audit or other examination, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f) There are no waivers, extensions or requests by a Governmental Authority for any waivers or extensions of any statute of limitations currently in effect with respect to Taxes of the Company or any of its Subsidiaries other than any such waivers, extensions or requests which are routine, automatic or arise by operation of Law, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(g) Neither the Company nor any of its Subsidiaries has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(h) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnification or Tax sharing agreement, other than (i) an agreement or arrangement solely between or among the Company and its Subsidiaries or (ii) any customary commercial, employment, leasing or financing Contracts entered into in the ordinary course of business, the principal purpose of which is unrelated to Taxes, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(i) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person or been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code), in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code in the two years prior to the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(j) Neither the Company nor any of its Subsidiaries (i) is liable for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law) or as a transferee or successor or by Contract (other than customary commercial, employment, leasing or financing Contracts not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing a consolidated U.S. federal income Tax Return under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) (a “Consolidated Group”), other than a Consolidated Group the common parent of which was or is the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(k) No written claim has been made to the Company or any of its Subsidiaries by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation in that jurisdiction, which claim has not been resolved in such jurisdiction, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(l) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(m) The Company and its Subsidiaries have not taken any action, nor to the Knowledge of the Company or any of its Subsidiaries are there any facts or circumstances, that could reasonably be expected to prevent the Mergers, taken together, and the Acquiror Domestication from qualifying for the Intended Tax Treatment, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(n) Notwithstanding anything to the contrary contained in this Agreement: (i) other than Section 4.12 to the extent it relates to Taxes, the representations and warranties set forth in this Section 4.14 constitute the sole and exclusive representations and warranties of regarding Taxes, Tax Returns and other matters relating or attributable to Taxes; (ii) nothing in this Agreement shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute (including amounts related to losses, basis, credits or any other similar item) with respect to the Company and its Subsidiaries; and (iii) the representations and warranties in this Section 4.14 refer only to activities prior to the Closing and shall not serve as representations and warranties regarding Taxes attributable to any Post-Closing Period.

Section 4.15 Brokers’ Fees. Neither the Company, its Subsidiaries nor any of their respective officers, directors or employees has employed a broker or finder or incurred any liability for any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby, except that the Company has employed Berenberg Capital Markets LLC as its financial advisor.

Section 4.16 Insurance. All fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciary policies and other liability insurance policies (“Insurance Policies”) maintained by the Company or its Subsidiaries are with reputable insurance carriers, are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, are in full force and effect, and all premiums due with respect to all Insurance Policies have been paid, and neither the Company nor its Subsidiaries has taken any action or failed to take any action that, with notice or lapse of time or both, would constitute a breach of default, or permit a termination of any of the Insurance Policies, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.17 Real Property.

(a) Section 4.17 of the Company Disclosure Letter sets forth a complete and correct list of (i) all real property leased or subleased to the Company or its Subsidiaries (collectively, the “Leased Real Property”) and (ii) all leases (the “Real Property Leases”) entered into by the Company or its Subsidiaries with respect to the Leased Real Property. Except in any such case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) the Company and its Subsidiaries, as applicable, have a valid leasehold interest in all Leased Real Property, free and clear of all Liens, except Permitted Liens and (B) there exists no default or event of default on the part of the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries owns any real property.

(b) The Company and its Subsidiaries have made available to Acquiror correct and complete copies of all leases (including the Real Property Leases), lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in and to such Leased Real Property by or to the Company and its Subsidiaries, including all amendments, terminations and modifications thereof (collectively, the “Leases”), and none of such Leases have been modified in any material respect since the date hereof, except to the extent that such modifications have been disclosed by the copies delivered to Acquiror.

(c) Neither the Company nor any of its Subsidiaries use or occupy any real property material to the business of the Company, other than such Leased Real Property.

Section 4.18 Intellectual Property.

(a) Section 4.18(a) of the Company Disclosure Letter lists each item of material Company Intellectual Property that is registered or applied-for with a Governmental Authority or Internet domain name registrar as of the date of this Agreement (“Company Registered Intellectual Property”). The Company or one of the Company’s Subsidiaries is the sole and exclusive beneficial and record owner of all of the items of Company Registered Intellectual Property, and all such items that are registered or issued are subsisting, and to the Knowledge of the Company, are valid and enforceable.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries, taken as a whole, the Company or one of its Subsidiaries own, free and clear of all Liens (other than Permitted Liens), or have a valid right to use, all Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as such business is currently conducted.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property of any third Person, and (ii) there is no Proceeding pending to which the Company or any of the Company’s Subsidiaries is a named party, or, to the Knowledge of the Company, that is threatened in writing (including any such cease and desist letters or invitations to take a patent license), alleging that the Company or any of its Subsidiaries is infringing, misappropriating or otherwise violating any Intellectual Property of any third Person.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) to the Knowledge of the Company, no Person is infringing upon, misappropriating or otherwise violating any Company Intellectual Property, and (ii) since December 31, 2023, the Company and its Subsidiaries have not asserted or threatened in writing any Proceeding claiming infringement, misappropriation or other violation of any Company Intellectual Property.

(e) The Company and its Subsidiaries take commercially reasonable measures to protect the confidentiality of trade secrets included in the Company Intellectual Property that are material to the business of the Company and its Subsidiaries. There has not been any disclosure of, to the Knowledge of the Company, or access to, any such material trade secrets to or by any Person, except pursuant to written non-disclosure or license agreements, which, to the Knowledge of the Company, have not been breached.

(f) The Company and its Subsidiaries have implemented commercially reasonable backup and disaster recovery technology processes. Except as would not, reasonably be expected to have a Company Material Adverse Effect, the IT Assets owned or controlled by the Company or its Subsidiaries (i) function as required for the conduct of the business by the Company and its Subsidiaries, (ii) have not, since December 31, 2023, malfunctioned or failed, and (iii) to the Knowledge of the Company, are free from bugs or other defects and do not contain any “back door,” “time bomb”, “Trojan horse,” “worm,” “drop dead device,” or other malicious code or routines that permit unauthorized access or the unauthorized disablement or erasure of software, information or data.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries have adopted and implemented organizational, physical and administrative policies and procedures regarding privacy and cybersecurity that are commercially reasonable and consistent with applicable Privacy Laws, (ii) the Company and its Subsidiaries are in compliance with the Company’s and its Subsidiaries’ publicly facing privacy policies and all applicable Privacy Laws and (iii) no Person has gained unauthorized access to or misused any Personal Information in the Company’s or any of its Subsidiaries’ possession or control.

Section 4.19 Environmental Matters.

(a) There has been no release of any Hazardous Materials by the Company or its Subsidiaries in violation of applicable Environmental Laws (i) at, in, on or under any Leased Real Property or (ii) to the Knowledge of the Company, at, in, on or under any owned real property or Leased Real Property during the time that the Company owned or leased such property or at any other location where Hazardous Materials generated by the Company or any of the Company’s Subsidiaries have been transported to, sent, placed or disposed of, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Neither the Company nor its Subsidiaries are subject to any current Governmental Order relating to any non-compliance with Environmental Laws by the Company or its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) No Proceeding is pending or, to the Knowledge of the Company, threatened in writing with respect to the Company’s or its Subsidiaries’ compliance with or liability under Environmental Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.20 Absence of Changes. From the date of the Most Recent Balance Sheet Date to the date hereof, (a) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of such business (except for actions related to this Agreement or to the Enhanced Activities) and (b) there has not been any change, occurrence or development in the financial condition, properties, assets, liabilities, business or results of operations or any other change, occurrence or development (other than in connection with the Enhanced Activities), which has had or would, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect.

Section 4.21 Sanctions Compliance. None of the Company, any of its Subsidiaries or any of their respective directors or officers, or to the Knowledge of the Company, employees or any of the Company’s or its Subsidiaries’ respective agents, (i) is, or has been during the past five years preceding the date of this Agreement, a Sanctioned Party or (ii) has transacted business directly with any Sanctioned Party or in or with any Sanctioned Country in violation of Sanctions Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.22 Information Supplied. To the Knowledge of the Company, none of the information supplied or to be supplied by the Company or its Subsidiaries specifically in writing for inclusion in the Registration Statement contains any untrue statement of a material fact or omits to state any material fact required to be stated in such document or necessary in order to make the statements in such documents, in light of the circumstances under which they are made, not misleading (a) at the time such information is filed with or furnished to the SEC (but if such information is revised by any subsequently filed or supplement, this clause (a) of this Section 4.22 shall solely refer to the time of such subsequent revision), (b) at the time Proxy Statement/Registration Statement is declared effective by the SEC, (c) at the time the Proxy Statement/Registration Statement or any amendment or supplement to such Proxy Statement/Registration Statement is first disseminated to the Acquiror Shareholders or (d) at the time of the Acquiror Shareholders’ Meeting. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of Acquiror or its Affiliates. All projections, forward looking financial information or unit economics calculations with respect to the Company and its Subsidiaries that (i) were delivered by or on behalf of the Company or its Representatives for inclusion in the presentation that the Parties have agreed to file with the SEC in connection with the current report on Form 8-K filed by Acquiror in connection with this Agreement or (ii) will be delivered by the Company or its Representatives for inclusion in the Proxy Statement/Registration Statement were or will be, as the case may be, prepared in good faith using assumptions the Company believes to be reasonable.

Section 4.23 Corporate Records. Since December 31, 2023, all proceedings of the Board of Directors and shareholders of each of the Company and its Subsidiaries in relation to transactions and corporate matters of the Company or its Subsidiaries (as applicable) have been properly conducted in accordance with the Governing Documents of the Company or its Subsidiaries (as applicable), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since December 31, 2023, all transactions and corporate matters of the Company and its Subsidiaries have been duly approved by the Board of Directors and/or shareholders of each of the Company or its Subsidiaries in accordance with the Governing Documents of the Company or its Subsidiaries (as applicable), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All register of members and all proceedings of the Board of Directors and shareholders of each of the Company and its Subsidiaries occurring since December 31, 2023 and all consents to actions taken thereby, are maintained in the ordinary course of business, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The register of members or the equivalent documents of the Company and its Subsidiaries are complete and accurate, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The register of members or the equivalent documents and minute book records of each of the Company and its Subsidiaries relating to all issuances and transfers of stock or shares by each of the Company and its Subsidiaries, and all proceedings of the Board of Directors, including committees thereof, and shareholders of each of the Company and its Subsidiaries since December 31, 2023, have been made available to Acquiror, and are correct and complete copies of the original register of members or the equivalent documents and minute book records of each of the Company and its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.24 Suppliers.

(a) Section 4.24(a) of the Company Disclosure Letter sets forth a list of the Company’s five largest suppliers (the “Top Suppliers”) as measured by the dollar amount of purchases therefrom or thereby, for FY 2024, showing the approximate total purchases by the Company from each such supplier, during such period.

(b) No Top Supplier has (i) terminated its relationship with the Company, (ii) reduced its business with the Company or adversely modified its relationship with the Company in any material respect, (iii) notified the Company in writing of its intention to take any such action, or (iv) to the Knowledge of the Company, become insolvent or subject to bankruptcy proceedings, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.25 No TID U.S. Business. The Company does not engage in (a) the design, fabrication, development, testing, production or manufacture of one or more “critical technologies” within the meaning of the Defense Production Act of 1950 (the “DPA”); (b) the ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by the functions set forth in column 2 of Appendix A to 31 C.F.R. Part 800); or (c) the maintenance or collection, directly or indirectly, of “sensitive personal data” of U.S. citizens within the meaning of the DPA.

Section 4.26 No Additional Representation or Warranties. Except as provided in this Article IV (for the avoidance of doubt, as modified by the Company Disclosure Letter), neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or its Subsidiaries or Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement and the transactions contemplated hereby (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose) or with respect to the accuracy or completeness of any other information provided, or made available, to Acquiror or any of its Subsidiaries or their respective Affiliates in connection with the transactions contemplated hereby.

Article V
REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Except as set forth in (a) in the case of Acquiror, any Acquiror SEC Filings filed or submitted prior to the date hereof (excluding (i) any disclosures set forth in any risk factors section to the extent they are not forward-looking statements or cautionary, predictive or forward-looking in nature or do not otherwise constitute statements of fact and (ii) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such Acquiror SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 5.7, Section 5.9, and Section 5.19), or (b) in the case of Acquiror and Merger Sub, in the confidential disclosure letter delivered by Acquiror and Merger Sub to the Company on the date hereof (each section of which, subject to Section 1.2(g), qualifies the correspondingly numbered and lettered representations in this Article V) (the “Acquiror Disclosure Letter”), Acquiror and Merger Sub jointly and severally hereby represent and warrant to the Company as follows:

Section 5.1 Corporate Existence, Power and Organization. Each of Acquiror and Merger Sub is a business or exempted company duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation, organization or formation. Each of Acquiror and Merger Sub has all requisite power and authority, corporate and otherwise, and has all governmental licenses, franchises, Permits, authorizations, consents and approvals required to own, lease and operate its properties and assets and to carry on its business as presently conducted and as proposed to be conducted. None of Acquiror and Merger Sub is in violation of any provisions of its Governing Documents, except with respect to the Merger Sub as would not have, individually or in the aggregate, a material adverse effect on Acquiror and Merger Sub. Merger Sub has no assets or operations other than those required to effect the transactions contemplated hereby. All of the equity interests of Merger Sub are held directly by Acquiror.

Section 5.2 Corporate Authorization.

(a) Each of Acquiror and Merger Sub has all the requisite power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is or will be a party and to perform all its obligations hereunder and thereunder and to consummate the Acquiror Domestication, the Merger and the transactions contemplated hereby and thereby. The execution, delivery and performance by Acquiror and Merger Sub of this Agreement and the Ancillary Agreements (to which such Acquiror and Merger Sub is a party) and the consummation by Acquiror and Merger Sub of the transactions contemplated hereby and thereby are within the corporate powers of Acquiror and Merger Sub and have been duly authorized by all necessary corporate action on the part of Acquiror and Merger Sub to the extent required by their respective Governing Documents, applicable Laws or any contract to which it is a party or by which its securities are bound other than the Acquiror Shareholder Approval. This Agreement has been duly executed and delivered by Acquiror and Merger Sub and it constitutes, and upon their execution and delivery, the Ancillary Agreements (to which such Acquiror and Merger Sub is a party) will constitute, a legal, valid, binding and enforceable agreement of each of Acquiror and Merger Sub, subject to the Bankruptcy and Equity Exceptions.

(b) The Acquiror Shareholder Approval is the only vote of the holders of any class or series of capital stock of Acquiror to approve and adopt this Agreement and approve the transactions contemplated hereby.

Section 5.3 Governmental Authorization. Other than as required under applicable Laws, neither the execution, delivery nor performance by Acquiror and Merger Sub of this Agreement or any Ancillary Agreements (to which any of them is or will be a party) requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with any Governmental Authority other than applicable filings with the SEC, the Secretary of State of the State of Texas, the Cayman Islands Registrar of Companies and the BVI Registrar to consummate the Acquiror Domestication and the Mergers.

Section 5.4 Non-Contravention. Subject to the Acquiror Shareholder Approval having been obtained, the execution, delivery and performance by Acquiror and Merger Sub of this Agreement or any Ancillary Agreements (to which any of them is a party to) do not and will not (a) contravene or conflict with or result in a breach of or default under the Governing Documents of any Acquiror and Merger Sub, (b) contravene or conflict with or constitute a violation of any provision of any Law or Governmental Order applicable to Acquiror or Merger Sub, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Acquiror or Merger Sub is a party not otherwise terminable by the other party thereto on 90 days’ or less notice or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or Merger Sub, except, in each case of clauses (b) through (d) for any contravention or conflicts that would not reasonably be expected to have a material adverse effect on Acquiror and Merger Sub to enter into and perform their obligations under this Agreement.

Section 5.5 Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Acquiror or their Affiliates who might be entitled to any fee or commission from the Company, or any of its Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements.

Section 5.6 Issuance of Shares. The Acquiror Common Stock, when issued in accordance with this Agreement, will be duly authorized and validly issued, and will be fully paid and nonassessable, free and clear of any Liens and not subject to or issued in violation of any right of any third party pursuant to any Contract to which Acquiror and Merger Sub are bound, applicable Law or Acquiror’s and Merger Sub’s Governing Documents.

Section 5.7 Capitalization.

(a) As of the date hereof, Acquiror is authorized to issue a maximum of 551,000,000 shares with no par value, divided into three classes of shares, namely: (i) 500,000,000 shares of Acquiror Class A Common Stock, (ii) 50,000,000 shares of Acquiror Class B Common Stock, and (iii) 1,000,000 shares of Acquiror Preferred Stock with no par value, of which 20,600,000 shares of Acquiror Class A Common Stock, 6,666,667 shares of Acquiror Class B Common Stock and 0 shares of Acquiror Preferred Stock are issued and outstanding as of the date hereof. 2,575,000 shares of Acquiror Common Stock are reserved for issuance with respect to the BVI Acquiror Rights. As of the date hereof, 20,600,000 BVI Acquiror Units and 20,600,000 BVI Acquiror Rights are issued and outstanding (together with the Acquiror Capital Stock, the “BVI Securities”). No other shares or other voting securities of Acquiror are issued, reserved for issuance or outstanding. All BVI Securities are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of British Virgin Islands Law, Acquiror’s Governing Documents or any contract to which Acquiror is a party or by which Acquiror is bound. Except as set forth in Acquiror’s Governing Documents, there are no outstanding contractual obligations of Acquiror to repurchase, redeem or otherwise acquire any BVI Securities. There are no outstanding contractual obligations of Acquiror to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b) Following the Acquiror Domestication and as of immediately prior to the First Effective Time, the authorized share capital of Acquiror will be 640,000,000 shares of Acquiror Common Stock divided into (i) 310,000,000 shares of Domesticated Acquiror Class A Common Stock and (ii) 330,000,000 shares of Domesticated Acquiror Class B Common Stock, of which 0 shares will be issued and outstanding.

(c) All issued and outstanding Acquiror Capital Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the BVI Act, the Acquiror’s Governing Documents or any Contract to which Acquiror is a party or by which Acquiror is bound. Except as set forth in the Acquiror’s Governing Documents and the Prospectus, there are no outstanding Contracts of Acquiror to repurchase, redeem or otherwise acquire any BVI Security. There are no outstanding Contracts of Acquiror to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(d) Merger Sub does not own or hold, directly or indirectly (i) any equity interest or other interests, including partnership, limited liability company or joint venture interests, or investments (whether equity or debt) in any Person, (ii) securities convertible into or exchangeable for the equity interests of any other Person, or (iii) options or other rights to acquire the equity interests in any other Person.

(e) Other than Merger Sub, Acquiror has no Subsidiaries, and does not own or hold, directly or indirectly (i) any equity interests or other interests, including any partnership, limited liability company or joint venture interests, or investments (whether equity or debt) in any Person, (ii) securities convertible into or exchangeable for the equity interests of any other Person or (iii) options or other rights to acquire the equity interests in any other Person. Acquiror is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person.

Section 5.8 Information Supplied. To the Knowledge of Acquiror, none of the information supplied or to be supplied by Acquiror or its Subsidiaries specifically in writing for inclusion in the Registration Statement contains any untrue statement of a material fact or omits to state any material fact required to be stated in such document or necessary in order to make the statements in such documents, in light of the circumstances under which they are made, not misleading (a) at the time such information is filed with or furnished to the SEC (but if such information is revised by any subsequently filed or supplement, this clause (a) of this Section 5.8 shall solely refer to the time of such subsequent revision), (b) at the time Proxy Statement/Registration Statement is declared effective by the SEC, (c) at the time the Proxy Statement/Registration Statement or any amendment or supplement to such Proxy Statement/Registration Statement is first disseminated to the Acquiror Shareholders or (d) at the time of the Acquiror Shareholders’ Meeting. Notwithstanding the foregoing, Acquiror makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Company or its Affiliates. All projections, forward looking financial information or unit economics calculations with respect to Acquiror and Merger Sub that (i) were delivered by or on behalf of Acquiror or its Representatives for inclusion in the presentation that the Parties have agreed to file with the SEC in connection with the current report on Form 8-K filed by Acquiror in connection with this Agreement or (ii) will be delivered by Acquiror or its Representatives for inclusion in the Proxy Statement/Registration Statement were or will be, as the case may be, prepared in good faith using assumptions the Acquiror believes to be reasonable.

Section 5.9 Trust Account. As of the date hereof, Acquiror has at least $200,000,000 in the trust fund established by Acquiror for the benefit of its public shareholders (the “Trust Fund”), such amount including, if applicable, an aggregate of approximately $8,000,000 of deferred underwriting commissions and other fees being held in the Trust Fund, in a United States-based account located in the United States maintained by Continental Stock Transfer & Trust Company, LLC (the “Trustee”) acting as trustee (the “Trust Account”), and such monies are invested in “government securities” (as such term is defined in the Investment Company Act of 1940, as amended) and held in trust by the Trustee pursuant to the Investment Management Trust Agreement, dated as of July 29, 2025, between Acquiror and the Trustee (the “Trust Agreement”). The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms (except, in any case, as may be limited by the Bankruptcy and Equity Exceptions), and has not been amended or modified. There are no separate agreements, side letters or other agreements or understandings (whether written, unwritten, express or implied) that would cause or would reasonably be expected to cause the description of the Trust Agreement in the Acquiror SEC Filings to be inaccurate in any material respect or, to Acquiror’s Knowledge, that would entitle any Person (other than the public shareholders holding shares of Acquiror Class A Common Stock sold in Acquiror’s IPO who shall have elected to redeem their shares of Acquiror Class A Common Stock pursuant to Acquiror’s Governing Documents) to any portion of the funds in the Trust Account, except as otherwise disclosed. Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of Acquiror and the Trust Agreement. Acquiror has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the Knowledge of the Acquiror, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. Since the consummation of Acquiror’s IPO, Acquiror has not released any money from the Trust Account (other than as permitted by the Trust Agreement and the Prospectus). Upon the consummation of the transactions contemplated hereby, Acquiror shall have no further obligation under either the Trust Agreement or the Governing Documents of Acquiror to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained in Article IV, neither Acquiror nor Merger Sub have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror or Merger Sub on the Closing Date. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the Knowledge of Acquiror, no such termination, repudiation, recession, amendment, supplement or modification is contemplated.

Section 5.10 Listing. As of the date hereof, the BVI Acquiror Units, Acquiror Class A Common Stock and BVI Acquiror Rights are listed on the Nasdaq Capital Market, with trading symbols “APADU,” “APAD,” and “APADR”, respectively. Acquiror is in compliance with the rules of the Nasdaq and there is no Proceeding pending or, to the Knowledge of Acquiror, threatened against Acquiror by the Nasdaq, the Financial Industry Regulatory Authority or the SEC that would be reasonably be expected to result in the deregistration of the Acquiror Class A Common Stock, BVI Acquiror Units and BVI Acquiror Rights or the termination of the listing of Acquiror Class A Common Stock, BVI Acquiror Units or BVI Acquiror Rights on the Nasdaq. None of Acquiror, Merger Sub or their respective Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Class A Common Stock, BVI Acquiror Units or BVI Acquiror Rights under the Exchange Act except as contemplated hereby.

Section 5.11 Reporting Company. Acquiror is a publicly held company subject to reporting obligations pursuant to Section 13 of the Exchange Act, and each of the BVI Acquiror Units, Acquiror Class A Common Stock and BVI Acquiror Rights are registered pursuant to Section 12(b) of the Exchange Act.

Section 5.12 No Market Manipulation. Neither Acquiror, Merger Sub nor their respective Affiliates have taken, and will not take, directly or indirectly, any action designed to, or that might reasonably be expected to, cause or result in stabilization or manipulation of the price of the Acquiror Common Stock to facilitate the sale or resale of the Acquiror Common Stock or affect the price at which the Acquiror Common Stock may be issued or resold; provided, however, that this provision shall not prevent Acquiror from engaging in investor relations or public relations activities.

Section 5.13 Board Approval. Each of Acquiror’s board of directors (including any required committee or subgroup of such boards), the sole director of the Merger Sub has, as of the date of this Agreement, unanimously (a) declared the advisability of the transactions contemplated by this Agreement, (b) determined that the transactions contemplated hereby are in the best interests of the shareholders of Acquiror and Merger Sub, as applicable, and (c) solely with respect to the Acquiror’s board of directors, determined that the transactions contemplated hereby constitutes a “Business Combination” as such term is defined in Acquiror’s Governing Documents.

Section 5.14 Acquiror SEC Filings and Financial Statements.

(a) Acquiror has filed or furnished all statements and other documents required to be filed by it with the SEC since July 31, 2025, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Acquiror SEC Filings”). The Acquiror SEC Filings (including any amendments thereto) complied in all material respects, and each other form, report, schedule, statement, prospectus or other document filed by Acquiror or any of its Subsidiaries after the date hereof and prior to the First Effective Time (the “Additional Acquiror SEC Filings”) will comply in all material respects in accordance with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Acquiror SEC Filings did not, and the Additional Acquiror SEC Filings will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any Acquiror SEC Filing or Additional Acquiror SEC Filing has been or is revised or superseded by a later filed Acquiror SEC Filing or Additional Acquiror SEC Filing, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Acquiror has no off-balance sheet arrangements that are not disclosed in the Acquiror SEC Filings.

(b) The financial statements and notes contained or incorporated by reference in the Acquiror SEC Filings and the Additional Acquiror SEC Filings (the “Acquiror Financial Statements”) are complete and accurate and fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis in all material respects and Regulation S-X or Regulation S-K, as applicable, the financial position of Acquiror as of the dates thereof and the results of operations of Acquiror for the periods reflected therein. The Acquiror Financial Statements (i) were prepared from the Books and Records of Acquiror; (ii) were prepared on an accrual basis in accordance with U.S. GAAP consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of Acquiror’s financial condition as of their dates and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof.

(c) None of Acquiror and Merger Sub has any material liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be disclosed in the Acquiror SEC Filings that is not disclosed, except for liabilities and obligations arising in the ordinary course of Acquiror’s and Merger Sub’s respective business.

(d) There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror, and Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

Section 5.15 Litigation. As of the date hereof, there is no Proceeding pending, or to the Knowledge of Acquiror, threatened against any Acquiror and Merger Sub, or any of its securities or any of its assets or Contracts before any court, Governmental Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Ancillary Agreements except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Acquiror and Merger Sub taken as a whole. There are no outstanding judgments against Acquiror and Merger Sub, and no Acquiror and Merger Sub is, and has previously been, subject to any legal proceeding with any Governmental Authority, in each case other than as would not, individually or in the aggregate, have a material adverse effect on the ability of Acquiror to consummate the transactions contemplated by this Agreement or any of the Ancillary Agreements.

Section 5.16 Compliance with Laws. None of Acquiror and Merger Sub is in violation of, has violated, or is under investigation with respect to any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Governmental Authority, domestic or foreign, nor is there any basis for any such charge except for violations that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Acquiror and Merger Sub taken as a whole. Acquiror and Merger Sub have not previously received any communication alleging any material noncompliance with any such Laws that have not been cured as of the date hereof, except as would not individually or in the aggregate, reasonably be expected to have a material adverse effect on Acquiror and Merger Sub taken as a whole.

Section 5.17 Anti-Corruption Laws. Since the date of their respective incorporation, Acquiror and Merger Sub has complied in all material respects with all Anti-Corruption Laws, except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Acquiror or Merger Sub.

Section 5.18 Not an Investment Company. Neither Acquiror nor Merger Sub is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company” or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

Section 5.19 Tax Matters.

(a) Except in each case as to matters that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect:

(i) All Tax Returns required to be filed by or with respect to Acquiror and Merger Sub have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all respects and all amounts of Taxes due and payable have been paid.

(ii) Acquiror and Merger Sub have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.

(iii) No claim, assessment, deficiency or proposed adjustment for any amount of Tax has been asserted or assessed by any Governmental Authority against Acquiror or Merger Sub that remains unpaid.

(iv) There is no pending Proceeding, audit, examination or claim in respect of the Taxes of Acquiror and Merger Sub, nor has any such Proceeding, audit, examination or claim been asserted or threatened in writing by any Governmental Authority.

(v) No written claim has been made to Acquiror or Merger Sub by any Taxing Authority in a jurisdiction where Acquiror or Merger Sub has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction.

(vi) There are no waivers, extensions or requests by a Governmental Authority for any waivers or extensions of any statute of limitations currently in effect with respect to Taxes of Acquiror or Merger Sub other than any such waivers, extensions or requests which are routine, automatic or arise by operation of Law.

(vii) Neither Acquiror nor Merger Sub is a party to any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar agreement (other than Contracts entered into in the ordinary course and not relating primarily to Taxes).

(viii) Neither Acquiror nor Merger Sub has distributed the stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(ix) There are no Liens for Taxes upon any assets of Acquiror and Merger Sub other than Permitted Liens.

(x) Neither Acquiror nor Merger Sub has been a party to or bound by any closing agreement, private letter rulings, technical advice memoranda, offer in compromise, or any similar agreement with any Governmental Authority with respect to Taxes. Neither Acquiror nor Merger Sub has any request for a ruling in respect of Taxes pending with any Governmental Authority.

(xi) Neither Acquiror nor Merger Sub (A) has been a member of a Consolidated Group or (B) has any liability for the Taxes of any Person (other than Acquiror and Merger Sub) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor, by Contract (other than Contracts entered into in the ordinary course and not relating primarily to Taxes), or otherwise by Law.

(xii) Neither Acquiror nor Merger Sub has participated in a “listed transaction” required to be disclosed pursuant to Treasury Regulations Section 1.6011-4(b)(2).

(xiii) Neither Acquiror nor Merger Sub is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Mergers, taken together, and the Acquiror Domestication, from qualifying for the Intended Tax Treatment.

(b) Notwithstanding anything to the contrary contained in this Agreement: (i) the representations and warranties set forth in this Section 5.19 constitute the sole and exclusive representations and warranties of regarding Taxes, Tax Returns and other matters relating or attributable to Taxes; (ii) nothing in this Agreement shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute (including amounts related to losses, basis, credits or any other similar item) with respect to the Acquiror or the Merger Sub; and (iii) the representations and warranties in this Section 5.19 refer only to activities prior to the Closing and shall not serve as representations and warranties regarding Taxes attributable to any Post-Closing Period.

Section 5.20 Acquiror Shareholders. Assuming the accuracy of the representations and warranties of the Company contained in Section 4.25, no foreign person (as defined in 31 C.F.R. § 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. § 800.224) will acquire a substantial interest in the Surviving Corporation as a result of the Mergers, such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. § 800.401(b).

Section 5.21 No Additional Representation or Warranties. Except as provided in this Article V (for the avoidance of doubt, as modified by the Acquiror Disclosure Letter), neither Acquiror, Merger Sub, nor any other Person makes any other express or implied representation or warranty with respect to Acquiror or Merger Sub or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement and the transactions contemplated hereby (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose) or with respect to the accuracy or completeness of any other information provided, or made available, to the Company or any of its Subsidiaries or their respective Affiliates in connection with the transactions contemplated hereby.

Article VI
COVENANTS OF THE COMPANY

Section 6.1 Conduct of Business.

(a) Except (v) as described in Section 6.1 of the Company Disclosure Letter, (w) as otherwise expressly required or permitted hereby or any Ancillary Agreement (including the Acquiror Domestication, the PIPE Investment or the Private Placement), (x) as required by or reasonably responsive to applicable Law or a Governmental Authority, (y) as Acquiror shall otherwise consent to in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (z) in connection with the Enhanced Activities, from the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (1) conduct their respective businesses in the ordinary course; provided, however, that no action taken or failed to be taken by the Company or any of its Subsidiaries with respect to this clause (1) shall be deemed a breach of this clause (1) unless such action constitutes a breach of Section 6.1(a)(i) through (xix) and (2) preserve intact its key business relationships with employees, clients, suppliers and other third parties. Without limiting the generality of the foregoing, except as described in Section 6.1 of the Company Disclosure Letter, in connection with the Enhanced Activities or the Private Placement or as required by or reasonably responsive to applicable Law or a Governmental Authority, from the date of this Agreement until and including the Closing Date or valid termination of this Agreement pursuant to Article X, without Acquiror’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), the Company shall not:

(i) make any change in or amendment to the Company’s or its Subsidiaries’ Governing Documents, other than to correct scrivener’s errors or immaterial or ministerial amendments;

(ii) adopt a plan of liquidation, restructuring, recapitalization, dissolution or winding up of the Company or any of its Subsidiaries;

(iii) acquire assets outside the ordinary course of business from any Person with a value or purchase price in any transaction or series of related transactions in excess of $8,000,000, other than acquisitions or other transactions pursuant to Contracts to which the Company or its Subsidiaries are a party that are in effect as of the date hereof or entered into thereafter consistent with the terms hereof;

(iv) acquire any business or Person, by merger or consolidation, purchase of substantially all assets or equity interests or by any other manner, in each case, in any transaction or series of related transactions, other than acquisitions or other transactions pursuant to Contracts to which the Company or its Subsidiaries are a party that are in effect as of the date hereof or entered into thereafter consistent with the terms hereof;

(v) merge or consolidate with or acquire any other Person or be acquired by any other Person;

(vi) other than pursuant to Contracts to which the Company or its Subsidiaries are a party that are in effect as of the date hereof or entered into thereafter consistent with the terms hereof, transfer, sell, lease, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its material assets, properties, operations, product lines or businesses, except for (A) transfers, sales, or other dispositions in the ordinary course of business, and (B) sales, leases, or other dispositions of assets with a fair market value not in excess of $5,000,000 in the aggregate;

(vii) create, issue, sell, pledge, dispose of, grant, transfer, place any Lien, enter into any voting agreement or proxy, or otherwise encumber, or authorize the creation, issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares or capital stock of the Company or its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any such shares or such capital stock, other than a Permitted Lien;

(viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its shares or securities convertible or exchangeable into or exercisable for any of its shares;

(ix) declare, set aside, make or pay any dividend or distribution, payable in cash, shares, property or otherwise, with respect to any of its shares or enter into any agreement with respect to the voting of its shares;

(x) incur any indebtedness for borrowed money or guarantee any such Indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or its Subsidiaries, except for indebtedness for borrowed money incurred in the ordinary course of business or any equity line of credit, not to exceed $50,000,000 in the aggregate;

(xi) fail to renew or terminate or materially amend or materially modify any Material Contract or waive or release any material rights, claims or benefits under any Material Contracts, other than expirations or non-renewals of any such Material Contract in the ordinary course of business;

(xii) make any material changes with respect to its accounting policies or procedures, except as required by changes in Law or GAAP;

(xiii) other than with respect to any Proceeding in connection with, arising out of or otherwise related to a dispute among the Parties in connection with this Agreement or any of the Ancillary Agreements , commence or settle any Proceeding, except where such settlement is covered by insurance or involves only the payment of monetary damages directly from the Company in an amount not more than $2,500,000 in the aggregate;

(xiv) sell, assign, license, encumber, abandon or otherwise dispose of, allow to lapse or expire, any material assets of the Company or its Subsidiaries (including any material Company Intellectual Property), other than (A) grants of non-exclusive licenses in the ordinary course of business, (B) the expiration of any Company Registered Intellectual Property at the natural end of its statutory term, or (C) to a Subsidiary of the Company;

(xv) except in the ordinary course of business, (A) change or revoke any material Tax election, (B) amend any filed material Tax Return, (C) change any accounting method for Tax purposes, (D) settle any claim or assessment in respect of a material amount of Taxes, in each case, other than as may be appropriate to comply with applicable Laws or other than as is not reasonably expected to materially increase any Tax Liability of the Surviving Corporation;

(xvi) enter into any material new line of business outside of the business currently conducted by the Company and its Subsidiaries as of the date hereof;

(xvii) amend in a manner materially detrimental to the Company, terminate (other than termination or expiration in accordance with its terms), permit to lapse or fail to use commercially reasonable efforts to maintain any material permits required for the conduct of the business as presently conducted;

(xviii) suffer or incur any Lien on the assets of the Company or its Subsidiaries, except for Permitted Liens or the Liens incurred in the ordinary course of business; or

(xix) agree, authorize or commit to or undertake any legally binding obligation to do any of the foregoing.

(b) Acquiror acknowledges and agrees that: (i) nothing contained in this Agreement, including the restrictions set forth in this Section 6.1, shall give Acquiror, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Closing; and (ii) prior to the Closing, the Company and its Subsidiaries shall exercise, subject to the terms and conditions of this Agreement, including this Section 6.1, complete control and supervision over their operations.

Section 6.2 Inspection. Subject to confidentiality obligations (whether contractual, imposed by applicable Law or otherwise) that may be applicable to information furnished to the Company or its Subsidiaries by third parties that may be in the Company’s or its Subsidiaries’ possession from time to time, the Company shall, and shall cause its Subsidiaries to, solely for the purposes of facilitating the consummation of the transactions contemplated hereby, afford to Acquiror and its authorized Representatives reasonable access from and after the date hereof until the Second Effective Time during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the normal operation of the Company and its Subsidiaries, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, analyses and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries that are in the possession of the Company and its Subsidiaries as such Representatives may reasonably request; provided, however, that the foregoing shall not require the Company or its Subsidiaries (a) to permit any inspection, or to disclose any information, that in the good faith judgment of the Company would result in the disclosure of any trade secrets or competitively sensitive information or (b) to disclose information or materials protected by attorney-client, attorney work product or other legally recognized privileges or immunity from disclosure or violate any applicable Laws related to the exchange of information, except that such information or materials shall be disclosed to the extent subject to a joint or common-interest privilege or protection between the Company or its Subsidiaries, on the one hand, and Acquiror or its Affiliates, on the other hand; provided, that in the case of the foregoing clause (a), the Company shall use (and shall cause its Subsidiaries to use) commercially reasonable efforts to cause such information to be provided in a manner that would not reasonably be expected to violate such restriction or waive the applicable privilege or protection, including by arrangement of appropriate “counsel-to-counsel” disclosure, clean room procedures, redaction and other customary protections including entry into a customary joint defense agreement; provided, further, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed). All information obtained by Acquiror and its Representatives pursuant to this Section 6.2 shall be subject to the Confidentiality Agreement prior to the Second Effective Time.

Section 6.3 Preparation and Delivery of Additional Company Financial Statements.

(a) The Company acknowledges that a substantial portion of the filings with the SEC and mailings to Acquiror’s shareholders with respect to the Proxy Statement and the Registration Statement, as applicable, shall include disclosure regarding the Company or its Subsidiaries and its management, operations and financial condition. Accordingly, the Company agrees to use commercially reasonable efforts to, as promptly as reasonably practical, provide Acquiror with such information as shall be reasonably requested by Acquiror for inclusion in or attachment to the Proxy Statement, and the Registration Statement, as applicable, that is accurate in all material respects and complies as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and in addition shall contain substantially the same financial and other information about the Company or its Subsidiaries and its shareholders as is required under Regulation 14A of the Exchange Act regulating the solicitation of proxies. The Company understands that such information shall be included in the Proxy Statement, the Registration Statement and/or responses to comments from the SEC or its staff in connection therewith and mailings. The Company shall use commercially reasonable efforts to cause its managers, directors, officers and employees to be reasonably available to Acquiror and its counsel as is reasonably required in connection with the drafting of such filings and mailings and in responding in to comments from the SEC.

(b) On or prior to December 5, 2025, the Company shall provide to Acquiror complete and correct copies of the audited balance sheets of the Company for FY 2024 and FY 2023 and the audited consolidated statement of operations for FY 2024 and FY 2023 (the “Audited Financial Statements” together with the Unaudited Financial Statements, the “Financial Statements”). In addition to the Financial Statements, the Company shall provide to Acquiror any audited and interim financial statements of the Company required to be included in the Proxy Statement or any other filings to be made by Acquiror and the Company with the SEC in connection with the transactions contemplated hereby; provided that, without limiting the foregoing, (i) the Company shall prepare for inclusion in the Proxy Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required for the Proxy Statement and (ii) the Company shall provide Acquiror, within 90 days following the end of the Company’s fiscal year ending December 31, 2025 (“FY 2025”) (which, for the avoidance of doubt, may be after the date of the initial filing of the Proxy Statement), audited financial statements, including consolidated balance sheets, statements of operations, statements of cash flows, and statements of changes in redeemable preferred and common units and members’ deficit of the Company and its Subsidiaries as of and for FY 2025, together with the notes and schedules thereto, accompanied by the reports thereon of the Company’s independent auditors (which reports shall be unqualified), in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the auditing standards of the PCAOB. The Company shall make its officers and employees and Representatives available to, in each case, during normal business hours and upon reasonable advanced notice, Acquiror and its counsel in connection with (A) the drafting of the Proxy Statement and (B) responding in a timely manner to comments on the Proxy Statement from the SEC.

(c) Without prejudice to Section 6.3, from the date of this Agreement through the Closing Date, within 90 calendar days following the end of each quarterly period, the Company shall deliver to Acquiror unaudited but reviewed (i) consolidated balance sheets as of such dates, (ii) consolidated income statements for the three-month periods ended on such dates, and (iii) consolidated cash flow statements for the three month periods ended on such dates, all prepared in conformity with U.S. GAAP under the standards of the Public Company Accounting Oversight Board (“PCAOB”). The Company or its Subsidiaries shall also promptly deliver to Acquiror copies of any audited annual consolidated financial statements of the Company issued by an auditor of the Company.

(d) From and after the date on which the definitive Proxy Statement is mailed to Acquiror Shareholders, the Company will give Acquiror reasonably prompt written notice of any action taken or not taken by the Company or its Subsidiaries or of any development regarding the Company or its Subsidiaries, in any such case which is known by the Company, that would cause the Proxy Statement to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, Acquiror and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Proxy Statement, such that the Proxy Statement no longer contains an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, however, that no information received by Acquiror pursuant to this Section 6.3 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Company Disclosure Letter.

Section 6.4 Preferred Shares Conversion. Prior to the First Effective Time, the Company shall effect the conversion of all outstanding Company Preferred Shares into Company Common Shares (the “Preferred Shares Conversion”).

Section 6.5 Acquisition Proposals. From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with Article X, the Company shall not, and shall cause its Subsidiaries not to, and its and their respective directors, officers and other employees not to, and shall direct and use its commercially reasonable efforts to cause all other Representatives, not to (a) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or any of its Subsidiaries to any Person relating to, an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of the Company or its Subsidiaries in connection with an Acquisition Proposal, (b) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (c) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover Laws of any state relating to an Acquisition Proposal, or (d) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, the Company and its Subsidiaries and their respective Representatives shall not be restricted pursuant to the foregoing sentence with respect to any actions explicitly contemplated hereby or the Ancillary Agreements (including the PIPE Investment or the Private Placement).

Article VII
COVENANTS OF ACQUIROR

Section 7.1 Employee Matters.

(a) Employee Matters. Acquiror and the Company shall take all necessary actions to cause each employee of the Company or any of its Subsidiaries as of immediately prior to the Closing to continue in employment with Acquiror and its Affiliates (including the Company or any of its Subsidiaries, if applicable) immediately following the Closing (such employees who continue employment, the “Continuing Employees”).

(b) Service Credit, Etc. Effective as of the Closing and thereafter, Acquiror and its Affiliates shall recognize, or shall cause the Company and its Subsidiaries to recognize, each Continuing Employee’s employment or service with the Company or any of the Company’s Subsidiaries (including any current or former Affiliate thereof or any predecessor of the Company or any of its Subsidiaries) prior to the Closing for all purposes, including for purposes of determining, as applicable, eligibility for participation, vesting and entitlement of the Continuing Employee under all employee benefit plans maintained by the Company, its Subsidiaries, Acquiror or an Affiliate of Acquiror, including vacation plans or arrangements, 401(k) or other retirement plans and any welfare plans, except to the extent such recognition would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, effective as of the Closing and thereafter, Acquiror and its Affiliates shall, or shall cause the Company and its Subsidiaries to, (i) cause any pre-existing conditions or limitations, eligibility waiting periods, actively at work requirements, evidence of insurability requirements or required physical examinations under any health or similar plan of the Company, its Subsidiaries, Acquiror or an Affiliate of Acquiror to be waived with respect to Continuing Employees and their eligible dependents, and (ii) fully credit each Continuing Employee with all deductible payments, co-payments and other out-of-pocket expenses incurred by such Continuing Employee and their covered dependents under the medical, dental, pharmaceutical or vision benefit plans of the Company or any of the Company’s Subsidiaries prior to the Closing during the plan year in which the Closing occurs for the purpose of determining the extent to which such Continuing Employee has satisfied the deductible, co-payments, or maximum out-of-pocket requirements applicable to such Continuing Employee and their covered dependents for such plan year under any medical, dental, pharmaceutical or vision benefit plan of the Company, its Subsidiaries, Acquiror or an Affiliate of Acquiror, as if such amounts had been paid in accordance with such plan.

(c) Equity Plans and Transaction Bonuses. Prior to the Closing Date, Acquiror shall approve and adopt (i) an incentive equity plan, pursuant to which a number of shares of Acquiror Class A Common Stock equal to 5% of the fully diluted shares of Acquiror Capital Stock outstanding immediately after the Closing shall be reserved for issuance, subject to an annual evergreen provision of 5% for the 10-year period following the Closing Date in substantially the form attached as Exhibit C (with such changes as may be agreed in writing by Acquiror and the Company, the “Incentive Equity Plan”), (ii) a founder equity plan, pursuant to which a number of shares of Acquiror Class A Common Stock equal to 5% of the fully diluted shares of Acquiror Capital Stock outstanding immediately after the Closing shall be reserved for issuance, in substantially the form attached as Exhibit D (with such changes as may be agreed in writing by Acquiror and the Company, the “Founder Plan”) and (iii) an Employee Stock Purchase Plan pursuant to which a number of shares of Acquiror Class A Common Stock equal to 2% of the fully diluted shares of Acquiror Capital Stock outstanding immediately after the Closing shall be reserved for issuance, in a form to be agreed in writing by Acquiror and the Company prior to the Closing) (the “ESPP”). Within two Business Days following the expiration of the 60-day period following the date Acquiror has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Acquiror shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Acquiror Class A Common Stock issuable under the Incentive Equity Plan and the ESPP, and Acquiror shall use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Equity Plan and the ESPP remain outstanding.

(d) No Third-Party Beneficiaries. Notwithstanding anything herein to the contrary, each of the parties to this Agreement acknowledges and agrees that all provisions contained in this Section 7.1 are included for the sole benefit of Acquiror and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of Acquiror, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, program, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or individual service provider of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 7.2 Trust Account Proceeds. Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice shall be in a form as appended to the Prospectus), (a) in accordance with and pursuant to the Trust Agreement, at the Closing, Acquiror (i) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) shall use its commercially reasonable efforts to cause the Trustee to (A) pay as and when due all amounts payable to Acquiror Shareholders pursuant to the Acquiror Share Redemptions, (B) pay all Company Transaction Expenses and Acquiror Transaction Expenses, and (C) pay all remaining amounts then available in the Trust Account to Acquiror subject to the terms of this Agreement and the Trust Agreement, respectively, and (b) thereafter, the Trust Account shall terminate.

Section 7.3 Listing. From the date hereof through the Second Effective Time, Acquiror shall ensure that Acquiror remains listed as a public company on the Nasdaq, and Acquiror and the Company shall prepare and submit to Nasdaq or NYSE, as determined by the Company in its sole discretion, a listing application, if required under Nasdaq or NYSE rules, as applicable, covering the shares of Acquiror Class A Common Stock issuable in the Mergers and the Acquiror Domestication, and shall cause such shares of Acquiror Class A Common Stock to be approved for listing on the Nasdaq or NYSE, as applicable, prior to the Closing Date.

Section 7.4 No Solicitation by Acquiror. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with Article X, Acquiror shall not, and shall cause its Subsidiaries not to, and Acquiror shall instruct and use its commercially reasonable efforts to cause its and their Representatives, not to, (a) make any proposal or offer of any Business Combination (“Business Combination Proposal”) with Acquiror, (b) initiate any discussions or negotiations with any Person with respect to a Business Combination Proposal with Acquiror, (c) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal with Acquiror, in each case in (a) through (c), other than to or with the Company and its Representatives, or (d) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make a Business Combination Proposal with Acquiror. From and after the date of this Agreement, Acquiror shall, and shall instruct its officers and directors to, and Acquiror shall instruct and cause its Representatives acting on its behalf, its Subsidiaries and their respective Representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal with Acquiror (other than the Company and its Representatives).

Section 7.5 Acquiror Conduct of Business.

(a) Except (x) as expressly contemplated or permitted hereby or by the Ancillary Agreements (including in connection with the Acquiror Domestication, the PIPE Investment, the Private Placement, or the Acquiror Share Redemption) or the Prospectus, (y) as required by applicable Laws or (z) as the Company shall otherwise consent to in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Acquiror (A) shall use its commercially reasonable efforts to operate the business of it and its Subsidiaries in the ordinary course of business consistent with past practice and (B) shall not and shall not permit its Subsidiaries to:

(i) change, modify or amend, or seek any approval from the Acquiror Shareholders to change, modify or amend, the Trust Agreement or the Governing Documents of Acquiror or Merger Sub;

(ii) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding capital stock or other equity interests, split, combine, reclassify or otherwise change any of its capital stock or other equity interests or other than as otherwise required by Acquiror’s Governing Documents in order to consummate the transactions contemplated hereby, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Acquiror;

(iii) enter into, or permit any of the assets owned or used by it to become bound by, any Contract;

(iv) enter into, renew or amend any transaction or Contract with an Affiliate of Acquiror or Merger Sub (including, for the avoidance of doubt, (A) the Sponsor and (B) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(v) incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or the Company’s Subsidiary or guarantee any debt securities of another Person, other than any indebtedness for borrowed money or guarantee incurred between Acquiror and Merger Sub;

(vi) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than the Company or its Subsidiaries);

(vii) make any changes with respect to its accounting policies or procedures, except as required by changes in Law or GAAP;

(viii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Acquiror or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than the transactions contemplated hereby (including the transactions contemplated by the Private Placement Agreements);

(ix) except in the ordinary course of business or in connection with the Acquiror Domestication, (A) revoke or change any material Tax election, (B) amend any filed material Tax Return, (C) change any accounting method for Tax purposes, (D) settle any claim or assessment in respect of a material amount of Taxes, in each case, other than as may be appropriate to comply with applicable Laws or other than as is not reasonably expected to materially increase any Tax Liability on Acquiror;

(x) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof or adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Acquiror or its Subsidiaries (other than the transactions contemplated hereby);

(xi) make any capital expenditures;

(xii) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;

(xiii) enter into any new line of business outside of the business currently conducted by Acquiror and its Subsidiaries as of the date hereof; or

(xiv) agree, authorize or commit to do any of the foregoing.

(b) During the period from the date hereof until the Closing or the valid termination of this Agreement in accordance with Article X, Acquiror shall, and shall cause its Subsidiaries (including Merger Sub) to comply with, and continue performing under, as applicable, Acquiror’s Governing Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or its Subsidiaries is or may become a party.

Section 7.6 Post-Closing Directors Acquiror. Except as otherwise agreed to in writing by the Company and Acquiror prior to the Closing, and conditioned upon the occurrence of the Closing, subject to any limitation imposed under applicable Laws and Nasdaq or NYSE listing requirements, Acquiror shall take all actions necessary or appropriate to cause the individuals set forth in Section 7.6 of the Company Disclosure Letter (as it may be updated by the Company prior to the Closing) to be elected as members of the Surviving Corporation’s board of directors, effective as of the Closing. On the Closing Date, the Surviving Corporation shall enter into customary indemnification agreements reasonably satisfactory to the Company with the individuals who comprise the board of directors of the Surviving Corporation from and following the effective time, which indemnification agreements shall continue to be effective following the Closing.

Section 7.7 Indemnification and Insurance.

(a) From and after the First Effective Time, Acquiror agrees that it shall indemnify and hold harmless (x) each present and former director and officer of the Company and its Subsidiaries to the fullest extent permitted by applicable Law and the Governing Documents of the Company in effect as of the date hereof (the “Company Indemnified Parties”) and (y) the Acquiror Indemnified Parties (together with the Company Indemnified Parties, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the First Effective Time, whether asserted or claimed prior to, at or after the First Effective Time, to the fullest extent that the Company, Acquiror or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date hereof to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause its Subsidiaries and the Surviving Corporation to (i) maintain for a period of not less than six years from the Second Effective Time provisions in its Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of Acquiror’s and its Subsidiaries’ former and current officers, directors, employees, advisors, and agents that are no less favorable to those Persons than the provisions of the Governing Documents of the Company, Acquiror or their respective Subsidiaries, as applicable, in each case, as of the date hereof, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, each of the covenants in this Section 7.7.

(b) At or prior to the Closing, the Company may obtain, at its own expense, a fully pre-paid, non-rescindable “tail” management liability insurance policy (the “D&O Insurance”) that will cover pre-Closing acts and omissions of each such Person that is a director, officer or employee of the Company or any of its Subsidiaries currently covered by a management liability insurance policy.

(c) At or prior to the Closing, the Company shall obtain and maintain, at its own expense and present evidence to the Acquiror of full payment of premium of, insurance policies to be effective from the Closing, including directors’ and officers’ insurance policies that cover each of the Acquiror Indemnified Parties with respect to matters existing or occurring at or prior to the Second Effective Time (including in connection with this Agreement or the transactions contemplated hereby) with (i) the same or better credit rating as the Acquiror and its Affiliates’ insurance carrier(s) as of the date hereof with respect to the liability insurance policies currently maintained for these Acquiror Indemnified Parties as of the date of this Agreement (“Acquiror Existing D&O Insurance”); and (ii) terms, conditions, amount of coverage, scope, retentions, geographical coverage, jurisdiction coverage, and limits of liability that are no less favorable to the insureds than that of the Acquiror Existing D&O Insurance; provided, however, that in no event shall the Surviving Corporation be required to expend for such policies a premium amount in excess of 300% of the aggregate annual premium payable by Acquiror for Acquiror Existing D&O Insurance for such purpose; provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. Notwithstanding the foregoing, if any claim is asserted or made within the period of six years from and after the First Effective Time, any insurance required to be maintained under this Section 7.7 shall be continued in respect of such claim until the final disposition thereof.

(d) During the period of six years from and after the First Effective Time, without limiting the foregoing, the Surviving Corporation shall, and shall cause the Surviving Corporation and its Subsidiaries to, (i) maintain provisions in the Governing Documents of Acquiror, Merger Sub, the Surviving Corporation or their respective subsidiaries concerning the indemnification and exculpation (including provisions relating to expense advancement) of any D&O Indemnified Parties that are no less favorable to such D&O Indemnified Parties than the provisions of such Governing Documents as of the date hereof and (ii) not amend, restate, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of such D&O Indemnified Parties thereunder, in each case, except as required by Law.

(e) If the Surviving Corporation or any of its successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 7.7.

(f) Prior to the Closing, Acquiror shall use its commercially reasonable efforts to obtain D&O Insurance reasonably satisfactory to the Company and that shall be effective as of Closing and will cover those Persons who will be the directors and officers of the Surviving Corporation and its Subsidiaries (including the directors and officers of the Company and its Subsidiaries) at and after the Closing on terms not less favorable than the better of (i) the terms of the current directors’ and officers’ liability insurance in place for the Company’s and its Subsidiaries’ directors and officers and (ii) the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on Nasdaq or NYSE, as applicable, which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as the Surviving Corporation (including the Company and its Subsidiaries).

(g) The rights of the D&O Indemnified Parties under this Section 7.7 are in addition to any rights such D&O Indemnified Parties may have under the Governing Documents of Acquiror, Merger Sub, the Company or any of their respective Subsidiaries, or under any applicable Contracts or Laws, and nothing in this Agreement is intended to, shall be construed or shall release, waiver or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Acquiror, Merger Sub, the Company or any of their respective Subsidiaries for any of their respective directors, officers or other employees (it being understood that the indemnification provided for in this Section 7.7 is not prior to or in substitution of any such claims under such policies).

(h) Each Party acknowledges that Acquiror has entered into indemnification agreements with each of the Acquiror Indemnified Parties (the “Indemnification Agreements”) and agrees that, at and after the Second Effective Time, the Surviving Corporation shall be bound by all legally binding obligations thereunder, in their entirety in accordance with their terms and conditions and shall perform and fulfill all such obligations, in each case which Indemnification Agreements are in effect as of the date hereof. True and complete copies of the Indemnification Agreements have been made available to the Company.

(i) This Section 7.7 is intended to be for the benefit of, and from and after the Second Effective Time shall be enforceable by, each of the D&O Indemnified Parties, who shall be third-party beneficiaries of this Section 7.7.

Section 7.8 Acquiror Public Filings. From the date hereof through the First Effective Time, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws. Upon the Company’s reasonable determination that the Surviving Corporation may be required to file any quarterly or annual reports containing stand-alone financial statements of Acquiror pursuant to the Exchange Act after the Closing but prior to the Surviving Corporation being required pursuant to the Exchange Act to file any consolidated financial statements, Acquiror shall deliver to the Company prior to the Closing a draft of any such reports required to be filed during such period, which is sufficiently developed, in the Company’s reasonable determination, and shall provide the Company and the Company’s counsel with a reasonable opportunity to review and comment upon such reports, in each case such that it can be timely filed and when filed will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and comply in all material respects with the provisions of applicable Law; provided, that the Surviving Corporation shall assume the fees and expenses incurred by Acquiror in connection with the preparation of such quarterly or annual reports (whether draft or final).

Section 7.9 SEC Matters. Prior to the Closing, Acquiror shall reasonably cooperate with requests by the Company to disclose material events of the Company and its Subsidiaries on a Form 8-K or as additional soliciting material pursuant to Section 14A of the Securities Act, as appropriate; provided, that Acquiror shall have the discretion to determine whether any such disclosure shall be made and the final form and substance of any such disclosure if such disclosure is to be made.

Section 7.10 Shareholder Litigation. In the event that any litigation related to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby is brought, or, to the Knowledge of Acquiror, threatened in writing, against Acquiror or the Board of Directors of Acquiror by any of Acquiror’s shareholders prior to the Closing, Acquiror shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. Acquiror shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle or agree to settle any such litigation without the prior written consent of the Company.

Section 7.11 Termination of Original RRA. Immediately prior to the Closing, Acquiror shall cause the Original RRA to be terminated in accordance with its terms. At the Closing, Acquiror shall deliver to the Company a duly executed termination agreement evidencing such termination in a form reasonably satisfactory to the Company.

Article VIII
JOINT COVENANTS

Section 8.1 Efforts; Regulatory Filings and Other Actions.

(a) On the terms and subject to the conditions set forth in this Agreement, the Company and Acquiror shall cooperate with each other and use (and shall cause their respective Subsidiaries and Affiliates to use and, if applicable, shall cause its ultimate parent entity under the HSR Act to use) their respective reasonable commercial efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Law to consummate and make effective the transactions contemplated hereby as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings (including by filing no later than 25 Business Days after the date hereof the notification and report form required under the HSR Act) and to obtain as promptly as reasonably practicable all consents, registrations, approvals, clearances, permits and authorizations necessary or advisable to be obtained from any Governmental Authority in order to consummate the transactions contemplated hereby, including those set forth on Section 4.4 of the Company Disclosure Letter and Section 5.3 of the Acquiror Disclosure Letter (the “Requisite Regulatory Approvals”). Notwithstanding anything to the contrary contained herein, but subject to Acquiror’s and the Company’s obligations pursuant to Section 8.1(c), in no event shall either the Company or Acquiror or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, consent or waiver to effectuate the transactions contemplated hereby, other than filing, recordation or similar fees. Notwithstanding anything to the contrary contained herein, no action taken by the Company or Acquiror under this Section 8.1 will constitute a breach of Section 6.1 or Section 7.5, respectively.

(b) On the terms and subject to the conditions set forth in this Agreement, the Company and Acquiror shall cooperate with each other and use (and shall cause their respective Subsidiaries and Affiliates to use and, if applicable, shall cause their respective ultimate parent entities under the HSR Act to use) their respective reasonable commercial efforts to take or cause to be taken all actions, necessary to obtain as promptly as reasonably practicable all consents, registrations, approvals, clearances, permits and authorizations necessary or advisable to be obtained from any third party; provided, however that all such third party consents, registrations, approvals, clearances, permits and authorizations may not be obtained, and the respective obligation of each Party to consummate the Mergers is not subject to all such third party consents, registrations, approvals, clearances, permits and authorizations being obtained.

(c) Acquiror and the Company shall each have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Acquiror or the Company, as applicable, and any of their respective Subsidiaries or Affiliates, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated hereby. Neither the Company nor Acquiror shall permit any of its officers or other Representatives to participate in any meeting or discussion with any Governmental Authority in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate thereat. In exercising the foregoing rights, each of the Company and Acquiror shall act reasonably and as promptly as reasonably practicable. The Company shall be responsible for all filing fees pursuant to the HSR Act and any other antitrust Laws in connection with the transactions contemplated hereby.

(d) For the avoidance of doubt and notwithstanding anything to the contrary contained herein, and without limiting the generality of the foregoing, Acquiror and the Company shall, and shall use commercially reasonable efforts to cause their respective Subsidiaries and Affiliates to, take any and all steps necessary to eliminate each and every impediment under the HSR Act or any other antitrust Law that is asserted by any Governmental Authority or any other Person so as to enable the Parties to consummate the transactions contemplated hereby as soon as possible; provided, however, that nothing in this Section 8.1(d) shall require, or shall be construed to require, Acquiror, Merger Sub, their respective Affiliates or the Company to (A) sell, divest, hold separate, dispose of or otherwise transfer any assets, businesses or product lines, including any portfolio companies or operating companies controlled by Sponsor or any of its Affiliates or (B) agree to any limitation on the ownership, operation or control of any assets, business lines or product lines. Acquiror and Merger Sub shall not take any action, including agreeing to or consummating any merger, acquisition or other transaction, that would reasonably be expected to prohibit, prevent, restrict or delay (x) the receipt of any consent, registration, approval, clearance, permit or authorization from any Governmental Authority or any other Person in connection with the transactions contemplated hereby or (y) the consummation of the transactions contemplated hereby.

(e) Notwithstanding anything to the contrary in the foregoing provisions of this Section 8.1, in connection with satisfying its obligations contemplated by this Section 8.1, Acquiror will make available all information and documents related to any operating company or portfolio company of the Sponsor or Affiliates reasonably requested by the Company or any Governmental Authority in connection with obtaining the Requisite Regulatory Approvals.

Section 8.2 Preparation of Proxy Statement/Registration Statement; Shareholders’ Meeting and Approvals.

(a) Registration Statement and Prospectus.

(i) As promptly as practicable after the execution of this Agreement (and, in any event, no later than that date that is 45 days following the date hereof), (x) Acquiror and the Company shall jointly prepare and Acquiror and the Company shall jointly file with the SEC, mutually acceptable materials which shall include the joint proxy statement to be filed with the SEC as part of the Registration Statement and sent to (A) the Acquiror Shareholders relating to the Acquiror Shareholders’ Meeting and (B) the holders of Company Capital Shares with respect to the action to be taken by certain shareholders of the Company pursuant to the Company Shareholder Approval (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”) and (y) Acquiror and the Company shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of (A) the shares of Acquiror Class A Common Stock and units comprising such to be issued in exchange for the issued and outstanding shares of Acquiror Common Stock, and units comprising such, respectively, in the Acquiror Domestication, in each case including shares of Domesticated Acquiror Class A Common Stock and Domesticated Acquiror Unit owned by Sponsor at the effective time of the Acquiror Domestication, (B) the shares of Acquiror Class A Common Stock that constitute the Class A Stock Consideration, and (C) the shares of Acquiror Class A Common Stock that are subject to Acquiror Options, Acquiror Top-Up Awards and Acquiror Consultant Awards (collectively, the “Registration Statement Securities”). Each of Acquiror and the Company shall use its commercially reasonable efforts to cause the Proxy Statement/Registration Statement and any amendment or supplement thereto to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Acquiror and Merger Sub also agree to use their respective commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” Permits required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or shareholders as may be reasonably required in connection with any such action. Each of Acquiror, Merger Sub and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated hereby or by the Ancillary Agreements, or any other statement, filing, notice or application made by or on behalf of Acquiror, Merger Sub, the Company or their respective Subsidiaries to any regulatory authority (including the Nasdaq and NYSE) in connection with the Mergers and the other transactions contemplated hereby (the “Offer Documents”). Acquiror and the Company will cause the Proxy Statement/Registration Statement to be mailed to the Acquiror Shareholders in each case promptly after the Registration Statement is declared effective under the Securities Act.

(ii) Acquiror will advise the Company, promptly after Acquiror receives notice thereof (but in any event, no later than the Business Day thereafter), of: (A) the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed with respect thereto; (B) the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction; (C) the initiation or written threat of any proceeding for any such purpose; or (D) any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Acquiror shall not file any supplement or amendment to the Proxy Statement/Registration Statement or any Offer Documents without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Acquiror shall provide the Company and their counsel with (1) any comments or other communications, whether written or oral, that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (2) a reasonable opportunity to participate in the response of Acquiror to those comments, whether written or oral, and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

(iii) Each of Acquiror, Merger Sub and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in: (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary to make the statements in the Registration Statement, not misleading; or (B) the Proxy Statement will, at the date it is first disseminated to the Acquiror Shareholders and at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they are made, not misleading.

(iv) If at any time prior to the First Effective Time any information relating to the Company, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Acquiror, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements in such documents, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties. In such event, the parties will fully cooperate to cause an appropriate amendment or supplement describing such information to be filed with the SEC and, to the extent required by Law, disseminated to the Acquiror Shareholders.

(b) Acquiror Shareholder Approval. Acquiror shall (i) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (x) cause the Proxy Statement to be disseminated to Acquiror Shareholders in compliance with applicable Law, (y) solely with respect to the following clause (ii), establish the record date for, duly call, give notice of and convene and hold a meeting of its shareholders (the “Acquiror Shareholders’ Meeting”) in accordance with Acquiror’s Governing Documents and Section 710 of the Nasdaq Listing Rule 5620(b), as applicable, for a date no later than 30 Business Days following the date the Registration Statement is declared effective, and (z) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Transaction Proposals, and (ii) provide its shareholders with the opportunity to elect to effect an Acquiror Share Redemption. Acquiror shall, through its Board of Directors, recommend to its shareholders the (A) approval of the change in the jurisdiction of incorporation of Acquiror to the State of Texas, (B) approval of the change of Acquiror’s name, (C) approval of the amendment and restatement of Acquiror’s Governing Documents, in the forms attached as Exhibit A and Exhibit B, respectively, in connection with the Acquiror Domestication, including any separate or unbundled proposals as are required to implement the foregoing, (D) the adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations, (E) approval of the issuance of shares of Acquiror Common Stock in connection with the Mergers and the Acquiror Domestication, (F) approval of the adoption by Acquiror of the equity plans described in Section 7.1, including the Founder Plan, (G) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (H) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transactions contemplated hereby, and (I) adjournment of the Acquiror Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in clauses (A) through (I), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement. Without the prior written consent of the Company, the Transaction Proposals shall be the only matters (other than procedural matters) which Acquiror shall propose to be acted on by the Acquiror Shareholders at the Acquiror Shareholders’ Meeting. The Board of Directors of Acquiror shall not withdraw, amend, qualify or modify its recommendation to the Acquiror Shareholders that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the shareholders of Acquiror described in the Recitals hereto, a “Modification in Recommendation”). To the fullest extent permitted by applicable Law, (1) Acquiror’s obligations to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting shall not be affected by any Modification in Recommendation, (2) Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting and submit for approval the Transaction Proposals and (3) Acquiror agrees that if the Acquiror Shareholder Approval shall not have been obtained at any such Acquiror Shareholders’ Meeting, then Acquiror shall promptly continue to take all such necessary actions, including the actions required by this clause (b), and hold additional Acquiror Shareholders’ Meetings in order to obtain the Acquiror Shareholder Approval. Acquiror may only adjourn the Acquiror Shareholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Acquiror Shareholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Acquiror Shareholders prior to the Acquiror Shareholders’ Meeting; provided, that the Acquiror Shareholders’ Meeting may not be adjourned to a date that is more than 15 Business Days after the date for which the Acquiror Shareholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and shall not be held later than five Business Days prior to the Outside Date, the Second Outside Date or the Third Outside Date, as applicable. Acquiror agrees that it shall provide the holders of shares of Acquiror Class A Common Stock the opportunity to elect redemption of such shares of Acquiror Class A Common Stock in connection with the Acquiror Shareholders’ Meeting, as required by Acquiror’s Governing Documents.

(c) Company Shareholder Approval. The Company shall (i) obtain and deliver to Acquiror, the Company Shareholder Approval, (A) at a meeting of the shareholders of Company or by way of written consent, as determined by the Company in its sole discretion, and (B) in accordance with the terms and subject to the conditions of the Company’s Governing Documents, and (ii) take all other action necessary or advisable to secure the Company Shareholder Approval and, if applicable, any additional consents or approvals of its shareholders related thereto.

Section 8.3 Shelf Registration Statement. At the election of the Company and at the Company’s expense, as promptly as practicable following the date on which the Registration Statement shall have been declared effective under the Securities Act and first mailed to the Acquiror Shareholders pursuant to Section 8.2(a)(i) (and in any event prior to the Acquiror Shareholders’ Meeting), the Company shall prepare and Acquiror shall submit to or file with the SEC, a registration statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) covering the resale of any Domesticated Acquiror Class A Common Stock and Domesticated Acquiror Unit not registered under the Securities Act pursuant to Section 8.2(a)(i) (determined as of two Business Days prior to such submission or filing) or cannot be resold under Registration Statement on a delayed or continuous basis. Such Form S-1 Shelf shall provide for the resale of the Registration Statement Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein, which shall, for the avoidance of doubt, exclude any Registration Statement Securities to the extent previously registered under the Registration Statement unless such Registration Statement Securities cannot be resold under the Registration Statement. Acquiror shall maintain a shelf in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments and supplements as may be necessary to keep the Form S-1 Shelf continuously effective, available for use to permit the Holders named therein to sell their Registration Statement Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registration Statement Securities.

Section 8.4 Section 16 Matters. Prior to the First Effective Time, each of the Company, Merger Sub and Acquiror shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any acquisitions of Acquiror Common Shares (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule 16B-3(d) promulgated under the Exchange Act.

Section 8.5 Financing; Consultation.

(a) Prior to Closing, each of the Company and Acquiror shall, and each of them shall cause its respective Subsidiaries and Affiliates (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, reasonably cooperate in a timely manner in connection with any equity financing arrangement the parties seek in connection with the transactions contemplated hereby and the Ancillary Agreements (it being understood and agreed that the consummation of any such equity financing by the Company or Acquiror shall be subject to the parties’ prior mutual agreement), including (i) by providing such information and assistance as the other party may reasonably request (including the Company providing such financial statements and other financial data relating to the Company and its Subsidiaries as would be required if Acquiror were filing a general form for registration of securities under Form 10 following the consummation of the transactions contemplated hereby and a registration statement on Form S-1 for the resale of the securities issued pursuant to any PIPE Subscription Agreements following the consummation of the transactions contemplated hereby), (ii) granting such access to the other party and its representatives as may be reasonably necessary for their due diligence, and (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions with respect to such equity financing efforts (including direct contact between senior management and other representatives of the Company and its Subsidiaries at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, Acquiror, or their respective auditors.

(b) From the date of the announcement of this Agreement and the transactions contemplated hereby (pursuant to any applicable public communication made in compliance with Section 11.11), until the Closing Date, Company shall use its commercially reasonable efforts to, and shall instruct its Representatives to, keep the Acquiror and its Representatives reasonably and timely informed with respect to the PIPE Subscription Agreement and the PIPE Investment, including by (i) providing regular updates in respect thereof and (ii) consulting and cooperating with, and considering in good faith any feedback from, the Acquiror or its Representatives with respect to such matters.

Section 8.6 Private Placement Investment.

(a) Prior to the execution and delivery of this Agreement the Company has entered into, and prior to the Closing the Company may enter into, one or more agreements in a form reasonably acceptable to Acquiror (which acceptance shall not be unreasonably withheld, conditioned or delayed) with existing or other third-party investors pursuant to which the Company shall issue to such investors (i) the right to certain the Company Capital Shares or (ii) certain equity or debt securities in the Company, in each case subject to the terms set forth therein (the “Private Placement Agreements” and such investment(s), the “Private Placement”). Prior to the Closing, Acquiror shall, and shall cause its Subsidiaries and Affiliates (as applicable) and Representatives to, reasonably cooperate in a timely manner in connection with any Private Placement, including (A) by providing such information and assistance as the other party may reasonably request, (B) granting such access to the other party and its representatives as may be reasonably necessary for their due diligence, and (C) participating in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions with respect to such equity financing efforts. All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of Acquiror or its auditors.

(b) Promptly following the date on which the Company enters into any agreement in connection with the Private Placement, the Company shall deliver to Acquiror true and complete copies of each of the agreements entered into by the Company in connection with the Private Placement.

Section 8.7 PIPE Investment.

(a) Prior to the Closing, the Company may, facilitate and arrange for one or more subscription agreements to be entered into between Acquiror and one or more third-party investors pursuant to which such investors will subscribe for Acquiror Class A Common Stock (the “PIPE Subscription Agreements” and such investment, the “PIPE Investment”), which PIPE Subscription Agreements shall be conditioned upon the consummation of the Closing. Prior to the Closing, Acquiror shall, and shall cause its Subsidiaries and Affiliates (as applicable) and Representatives to, reasonably cooperate in a timely manner in connection with the PIPE, including (i) by providing such information and assistance as the other party may reasonably request, (ii) granting such access to the other party and its representatives as may be reasonably necessary for their due diligence, and (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions with respect to such equity financing efforts. All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of Acquiror or its auditors.

(b) Acquiror and Merger Sub shall take, or cause to be taken, as promptly as practicable after the date hereof, all actions, and do, or cause to be done, all things necessary (including enforcing its rights under the PIPE Subscription Agreements), on or prior to the Closing Date, to consummate the purchases contemplated by the PIPE Subscription Agreements on the terms and conditions described or contemplated therein, including using their commercially reasonable efforts to enforce their rights under the PIPE Subscription Agreements to cause the third-party investors thereunder, as applicable to pay to (or as directed by) Acquiror the applicable purchase price under the applicable PIPE Subscription Agreement, as applicable, in accordance with its terms. Unless otherwise approved in writing by the Company, Acquiror shall not permit any amendment or modification to be made to or any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the PIPE Subscription Agreements.

(c) Without limiting the generality of the foregoing, Acquiror shall give the Company prompt written notice: (i) of any actual or threatened breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would give rise to any breach or default) by any party to the PIPE Subscription Agreements to the Knowledge of Acquiror regardless of the reason therefor; and (ii) of the receipt of any notice or other communication from a party to a PIPE Subscription Agreement or its Affiliates with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to the PIPE Subscription Agreements or any provisions of the PIPE Subscription Agreements.

Section 8.8 Tax Matters.

(a) Tax Opinions. If, in connection with the preparation and filing of the Proxy Statement/Registration Statement, the SEC requires that Tax opinions be prepared and submitted, Acquiror, Merger Sub, and/or the Company shall use their respective commercially reasonable efforts to deliver to Morrison and Foerster LLP and/or Sullivan and Cromwell LLP, respectively, customary Tax representation letters satisfactory to such counsel, dated and executed as of the date the Proxy Statement/Registration Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary or appropriate by such counsel to render such Tax opinion in connection with the preparation and filing of the Proxy Statement/Registration Statement.

(b) Transfer Taxes. Notwithstanding anything to the contrary contained herein, all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Mergers, and the other transactions contemplated hereby shall be borne by Company, which shall file all necessary Tax Returns with respect to all such Taxes and timely pay (or cause to be timely paid) to the applicable Taxing Authority such Taxes. The Parties agree to reasonably cooperate to (i) sign and deliver such resale and other certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) any such Taxes and (ii) pay such Taxes and prepare and file (or cause to be prepared and filed) all Tax Returns in respect of any such Taxes.

Section 8.9 Delisting. Each Party shall take all actions necessary or reasonably requested by the other Party to cause the BVI Rights and BVI Units to be delisted from NASDAQ as of the Closing Date.

Article IX
CONDITIONS TO OBLIGATIONS

Section 9.1 Conditions to Obligations of Acquiror, Merger Sub, and the Company. The respective obligations of Acquiror, Merger Sub, and the Company to consummate, or cause to be consummated, the Mergers is subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the First Effective Time, of each of the following conditions:

(a) Acquiror Shareholder Approval. The Acquiror Shareholder Approval shall have been obtained.

(b) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(c) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act and no stop order or similar order suspending the effectiveness of the Registration Statement shall have been issued and in effect with respect to the Registration Statement. No proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(d) Regulatory Approvals. All Approvals with respect to the Requisite Regulatory Approvals (other than those required under the HSR Act) shall have been obtained and all waiting periods (and any extensions thereof) applicable to the transactions contemplated hereby under the HSR Act shall have expired or been terminated early.

(e) Laws or Governmental Orders. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and non-appealable and has the effect of making consummation of the Mergers illegal or otherwise preventing or prohibiting consummation of the Mergers.

(f) Listing. The shares of Acquiror Class A Common Stock to be issued in connection with the Mergers shall have been approved for listing on the Nasdaq or NYSE, as applicable (as determined by the Company in accordance with the terms thereof).

(g) Acquiror Domestication. The Acquiror Domestication shall have been completed as provided in Section 2.1(a) and a time-stamped copy of the certificate issued by the Secretary of State of the State of Texas in relation to the Acquiror Domestication shall have been delivered to the Company.

Section 9.2 Conditions to Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror and Merger Sub:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 4.5(a) and Section 4.6(a) shall be true and correct in all but de minimis respects as of the date hereof, except with respect to such representations and warranties which speak as of an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, (ii) the Company Fundamental Representations shall be true and correct in all respects if and to the extent qualified by materiality and shall be true in all material respects if not so qualified, in each case as of the Closing Date, except with respect to such representations and warranties which speak as of an earlier date, which representations and warranties shall be true and correct in all respects at and as of such date, except for changes after the date hereof which are contemplated or expressly permitted hereby or by the Ancillary Agreements, (iii) the representations and warranties of the Company contained in Section 4.20(b) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct as of the Closing as though made as of the Closing, and (iv) each of the representations and warranties of the Company contained in this Agreement, other than the Company Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as of an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. Each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects.

(c) No Company Material Adverse Effect. There shall not have occurred a Company Material Adverse Effect after the date hereof that is continuing.

(d) Company Closing Certificate. Acquiror and Merger Sub shall have received a certificate signed on behalf of the Company by an officer of the Company certifying that the conditions set forth in Section 9.2(a), Section 9.2(b) and Section 9.2(c) have been satisfied.

(e) Ancillary Agreements. The Company shall have delivered a counterpart to each of the Ancillary Agreements to which it or any of its Affiliates is or will be a party to Acquiror.

Section 9.3 Conditions to the Obligations of the Company. The obligation of the Company to consummate, or cause to be consummated, the Mergers is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) Representations and Warranties. (i) The representations and warranties of Acquiror contained in Section 5.7(a) shall be true and correct in all but de minimis respects as of the date hereof, except with respect to such representations and warranties which speak as of an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, (ii) the Acquiror Fundamental Representations shall be true and correct in all respects if and to the extent qualified by materiality and shall be true and correct in all material respects if not so qualified, in each case as of the Closing Date, except with respect to such representations and warranties which speak as of an earlier date, which representations and warranties shall be true and correct in all respects at and as of such date, except for changes after the date hereof which are contemplated or expressly permitted hereby or by the Ancillary Agreements and (iii) each of the representations and warranties of Acquiror contained in this Agreement (other than the Acquiror Fundamental Representations) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct in all respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as of an earlier date, which representations and warranties shall be true and correct in all respects at and as of such date, except for, in each case, inaccuracies or omission that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect.

(b) Performance of Obligations of Acquiror and Merger Sub. Each of the covenants of Acquiror to be performed as of or prior to the Closing shall have been performed in all material respects.

(c) Acquiror and Merger Sub Closing Certificate. The Company shall have received a certificate signed on behalf of Acquiror and Merger Sub by an officer of Acquiror certifying that the conditions set forth in Section 9.3(a) and Section 9.3(b) have been satisfied.

(d) Ancillary Agreements. Acquiror and Merger Sub shall have delivered a counterpart to each of the Ancillary Agreements to which they or any of their respective Affiliates is or will be a party to the Company.

(e) Private Placement. The Private Placement shall have been consummated and resulted in proceeds to the Company of an amount equal to at least $40,000,000.

Article X
TERMINATION/EFFECTIVENESS

Section 10.1 Termination by Mutual Written Consent. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing by mutual written consent of the Company and Acquiror.

Section 10.2 Termination by either Acquiror or the Company. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing by written notice of either the Company or Acquiror to the other if:

(a) the Mergers shall not have been consummated by 5:00 p.m. (New York Time) on May 15, 2026 (the “Outside Date”); provided, however, that if the Mergers shall not have been consummated by the Outside Date, the Company may extend the Outside Date, in its sole discretion, to 5:00 p.m. (New York Time) on May 25, 2026 (the “Second Outside Date”) by giving written notice of such extension to Acquiror no later than two Business Days prior to the Outside Date; provided, further, that if the Mergers shall not have been consummated by the Second Outside Date, the Company may extend the Second Outside Date, in its sole discretion, to 5:00 p.m. (New York Time) on June 5, 2026 (the “Third Outside Date”); provided, further, that the right to terminate this Agreement pursuant to this Section 10.2(a) shall not be available to any Party that has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition of the consummation of the Mergers;

(b) any Law or Governmental Order permanently restraining or otherwise prohibiting consummation of the Mergers shall have been enacted, issued, promulgated, enforced or entered and shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 10.2(b) shall not be available to any Party that has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Mergers; or

(c) if the Acquiror Shareholder Approval shall not have been obtained at the Acquiror Shareholders’ Meeting or any adjournment or postponement thereof taken in accordance with the terms of this Agreement.

Section 10.3 Termination by Acquiror. This Agreement may be terminated and the Mergers may be abandoned by Acquiror by providing written notice to the Company if at any time prior to the First Effective Time there has been a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions in Section 9.1 or Section 9.2 would not be satisfied (and such breach is not curable prior to the Outside Date, the Second Outside Date, or the Third Outside Date, as applicable, or if curable prior to the Outside Date, the Second Outside Date or the Third Outside Date, as applicable, has not been cured within the earlier of (a) 30 days after the giving of notice thereof by Acquiror to the Company or (b) three Business Days prior to the Outside Date, the Second Outside Date, or the Third Outside Date, as applicable); provided, however, that the right to terminate this Agreement pursuant to this Section 10.3 shall not be available to Acquiror if it has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Mergers.

Section 10.4 Termination by the Company. This Agreement may be terminated and the Mergers may be abandoned by the Company by providing written notice to Acquiror if at any time prior to the First Effective Time:

(a) there has been a breach by Acquiror or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions in Section 9.1 or Section 9.3 would not be satisfied (and such breach is not curable prior to the Outside Date, the Second Outside Date, or the Third Outside Date, as applicable, or if curable prior to the Outside Date, the Second Outside Date, or the Third Outside Date, as applicable, has not been cured within the earlier of (i) 30 days after the giving of notice thereof by the Company to Acquiror or (ii) three Business Days prior to the Outside Date, the Second Outside date or the Third Outside Date, as applicable); provided, however, that the right to terminate this Agreement pursuant to this Section 10.4 shall not be available to the Company if it has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Mergers; or

(b) there has been a Modification in Recommendation.

Section 10.5 Effect of Termination. In the event of the valid termination of this Agreement in accordance with this Article X and the abandonment of the Mergers pursuant to this Article X, this Agreement shall forthwith become void and have no effect, without any liability to any Person on the part of any Party (or any of its Representatives or Affiliates); provided, however, and notwithstanding anything to the contrary herein, (a) no such termination shall relieve any Party of any liability or damage to any other Party resulting from any willful breach of this Agreement or any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation and (b) the provisions set forth in this Section 10.5 and Article XI and the Confidentiality Agreement shall survive any termination of this Agreement.

Article XI
MISCELLANEOUS

Section 11.1 Survival. Article II, this Article XI and the agreements of the Company, Acquiror and Merger Sub contained in Section 4.26 (No Additional Representations or Warranties), Section 5.21 (No Additional Representations or Warranties), Section 7.7 (Indemnification and Insurance) and the provisions that substantively define any related defined terms not substantively defined in Article I and the Confidentiality Agreement and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Second Effective Time, shall survive the Second Effective Time. This Article XI, the agreements of the Company, Acquiror and Merger Sub contained in Section 4.26 (No Additional Representations or Warranties) and Section 5.21 (No Additional Representations or Warranties) and Section 10.5 (Effect of Termination), the provisions that substantively define any related defined terms not substantively defined in Article I and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement shall not survive the First Effective Time or the termination of this Agreement.

Section 11.2 Trust Account Waiver. The Company acknowledges that Acquiror is a blank check company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the prospectus dated July 29, 2025 (the “Prospectus”) available at www.sec.gov, substantially all of Acquiror’s assets consist of the cash proceeds of Acquiror’s IPO and private placements of its securities and substantially all of those proceeds have been deposited in the Trust Account. The Company acknowledges that it has been advised by Acquiror that, except with respect to interest earned on the funds held in the Trust Account that may be released to Acquiror to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (a) if Acquiror completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus, (b) if Acquiror fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Acquiror in limited amounts to permit Acquiror to pay the costs and expenses of its liquidation and dissolution, and then to Acquiror’s public shareholders and (c) if Acquiror holds a shareholder vote to amend Acquiror’s Governing Documents to modify the substance or timing of the obligation to redeem 100% of the Acquiror Common Shares if Acquiror fails to complete a Business Combination within the allotted time period, then for the redemption of any Acquiror Common Shares properly tendered in connection with such vote. For and in consideration of Acquiror and Merger Sub entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind it has or may have in the future in or to any monies in the Trust Account. The Company agrees not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations or Contracts with Acquiror; provided, that nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Acquiror or Merger Sub for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions contemplated hereby (including a claim for Acquiror to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Acquiror Share Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Acquiror’s ability to fulfill its obligation to effectuate the Acquiror Share Redemptions. Nothing in this Section 11.2 shall serve to limit or prohibit any claims that the Company may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

Section 11.3 Waiver. No failure or delay by a Party in exercising any right, power or privilege under this Agreement or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 11.4 Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties to one or more of the other Parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested, or (c) sent by email; provided, that the email transmission is promptly confirmed by telephone or otherwise. Such communications shall be sent to the respective Parties at the following street addresses or email addresses or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 11.4:

(a) If to Acquiror or Merger Sub prior to the Closing, or to the First-Step Surviving Corporation after the First Effective Time, to:

A Paradise Acquisition Corp.

The Sun’s Group Center,

29th Floor, 200 Gloucester Road,

Wan Chai, Hong Kong

Attention: Secretary

Email: admin@aspac.co

with copies to (which shall not constitute notice):

Morrison & Foerster LLP

33/F, Edinburgh Tower,

The Landmark,

15 Queen’s Road Central,

Central, Hong Kong

Attention: Xiaoxi Lin

Email: xlin@mofo.com

(b) If to the Company prior to the Closing, or to the Surviving Corporation after the Second Effective Time, to:

Enhanced Ltd

c/o ENHANCED US LLC

169 Madison Ave, Suite 15101

New York, NY 10016

United States of America
Attention: Maximilian Martin
Email: legal@enhanced.org

with copies to (which shall not constitute notice):

Sullivan & Cromwell LLP
1 New Fetter Lane
London, EC4A 1AN, England
Attention: Evan S. Simpson
Email: simpsone@sullcrom.com

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention: Matthew B. Goodman, Alan J. Fishman
Email: goodmanm@sullcrom.com, fishmana@sullcrom.com

or to such other address or addresses as the parties may from time to time designate in writing.

Section 11.5 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties (and any of their respective successors, legal representatives and permitted assigns). No Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties, and any attempted or purported assignment or delegation in violation of this Section 11.5 shall be null and void.

Section 11.6 Third Party Beneficiaries. Except from and after the First Effective Time, the D&O Indemnified Parties with respect to the provisions of Section 7.7 (Indemnification and Insurance), the Parties hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties on the terms and subject to the conditions set forth in this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 11.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

Section 11.7 Expenses. Except as otherwise set forth in this Agreement, each Party shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants; provided, that if the Closing shall occur, the Surviving Corporation shall (x) pay, or cause to be paid, the Unpaid Transaction Expenses, and (y) pay, or cause to be paid, the Estimated Acquiror Transaction Expenses, in each case of the foregoing clauses (x) and (y), in accordance with Section 2.4 (c). For the avoidance of doubt, any payments to be made (or to cause to be made) by the Surviving Corporation pursuant to this Section 11.7 shall be paid upon consummation of the Mergers and release of proceeds from the Trust Account.

Section 11.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement. Signatures to this Agreement transmitted by electronic mail in .pdf form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document (including DocuSign), will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

Section 11.9 Entire Agreement. (a) This Agreement (together with the Company Disclosure Letter and the Acquiror Disclosure Letter), (b) the Acquiror Holders Support Agreement, (c) the Company Holders Support Agreement, (c) the PIPE Subscription Agreements, (d) the Sponsor Equity Agreement, (e) the Registration Rights Agreement, (f) the Confidentiality Agreement, (g) the Private Placement Agreements, (h) the Inside Letter and the Inside Letter Amendment (the foregoing clauses (b) through (h), the “Ancillary Agreements”) constitute the entire agreement among the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 11.10 Amendments. Subject to the provisions of applicable Law and the provisions of Section 7.7 (Indemnification and Insurance), at any time prior to the First Effective Time, this Agreement may be amended, modified or waived if such amendment, modification or waiver is in writing and signed, in the case of an amendment, modification or waiver, by Acquiror, Merger Sub and the Company, or in the case of a waiver, by the party against whom the waiver is to be effective. The conditions to each of the Parties’ respective obligations to consummate the transactions contemplated hereby are for the sole benefit of such party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective.

Section 11.11 Publicity. The initial press release with respect to the transactions contemplated hereby shall be a joint press release and, thereafter the Company and Acquiror shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other Party, prior to issuing any press releases or otherwise making planned public statements with respect to the transactions contemplated hereby and prior to making any filings with any third party or any Governmental Authority (including, for the avoidance of doubt, any national securities exchange) with respect thereto, except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange (including the Nasdaq and NYSE) or (b) any consultation that would not be reasonably practicable as a result of requirements of applicable Law. Each of the Company and Acquiror may make any public statements in response to questions by the press, analysts, investors or those attending industry conferences or analyst or investor conference calls, so long as such statements are not inconsistent with previous statements made jointly by the Company and Acquiror. The Company may make any statements or communications to its employees with respect to the transactions contemplated hereby as it deems appropriate.

Section 11.12 Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such legal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 11.13 Jurisdiction; Waiver of Jury Trial.

(a) Each of the Parties agrees that any action or proceeding based upon, arising out of or related to this Agreement or the transactions contemplated hereby shall be brought in the Texas Business Court in the First Business Court Division of the State of Texas (the “Business Court”) (provided, that if the Business Court is not then accepting filings or determines that it lacks jurisdiction, the Parties shall bring such actions or proceedings in the United States District Court for the Northern District of Texas, Dallas Division (the “Federal Court”) or, if the Federal Court lacks jurisdiction, the Parties shall bring such actions or proceedings in the state district court of Dallas County, Texas (together with the Business Court and the Federal Court, the “Designated Courts”)), and each of the Parties irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of the Designated Courts in any action or proceeding, (ii) submits to the personal jurisdiction and venue of the Designated Courts, (iii) waives any objection it may now or hereafter have to personal jurisdiction, or claim of improper venue or any claim that such courts are an inconvenient forum, and (iv) agrees not to bring any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Each of the Parties hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to its address set forth in Section 11.4, such service to become effective ten days after such mailing. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence Proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 11.13.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

(c) Acquiror hereby irrevocably appoints C T Corporation System, with offices at the date hereof located at 1999 Bryan St., Suite 900 Dallas, TX 75201-3136, as its authorized agent on which any and all legal process may be served in any such Proceeding brought in the Designated Courts pursuant to this Section 11.13;. Acquiror agrees that service of process in respect of it upon its agent, together with written notice of such service given to it in the manner provided in Section 11.4, shall be deemed to be effective service of process upon it in any such Proceeding, Acquiror agrees that the failure of its agent to give notice to it of any such service shall not impair or affect the validity of such service or any judgment rendered in any Proceeding based thereon. If for any reason the authorized agent shall cease to be available to act as such, Acquiror agrees to designate a new agent in the State of Texas, on the terms and for the purposes of this Section 11.13. Nothing herein shall be deemed to limit the ability of any other Party to serve any such legal process in any other manner permitted by applicable law or to obtain jurisdiction over any such party or bring Proceedings against it in such other jurisdictions, and in such manner, as may be permitted by applicable law.

Section 11.14 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Texas, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 11.15 Enforcement.

(a) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached (including failing to take such actions as are required of them hereunder to consummate this Agreement). It is accordingly agreed that the Parties shall be entitled to an injunction, specific performance, or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.1, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Proceeding shall be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law, and each Party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

(b) The Parties acknowledge and agree that this Section 11.15 is an integral part of the transactions contemplated hereby and without that right, the Parties would not have entered into this Agreement.

Section 11.16 Non-Recourse. Except in the case of claims against a Person in respect of such Person’s actual fraud:

(a) Solely with respect to the Company, Acquiror and Merger Sub, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Company, Acquiror and Merger Sub as named parties hereto; and

(b) except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party), (i) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Company, Acquiror or Merger Sub and (ii) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

A PARADISE ACQUISITION CORP.

By:	/s/ Claudius Tsang
	Name:	Claudius Tsang
	Title:	CEO

A Paradise Merger Sub I, Inc.

By:	/s/ Claudius Tsang
	Name:	Claudius Tsang
	Title:	Director

ENHANCED LTD

By:	/s/ Maximilian Martin
	Name:	Maximilian Martin
	Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

EXHIBIT A

CERTIFICATE OF FORMATION
OF
ENHANCED GROUP INC.

ENHANCED GROUP INC., a corporation organized and existing under the laws of the State of Texas (the “Corporation”), hereby certifies that:

1.	A Paradise Acquisition Corp., a blank check company with limited liability, with its principal place of business at The Sun’s Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong, was originally incorporated on November 9, 2022, under the laws of the British Virgin Islands (the “BVI Entity”).

2.	The BVI Entity was converted into a corporation formed under the laws of the State of Texas under the name “Enhanced Group Inc.” on [●], 202[5] pursuant to a plan of conversion, under which the BVI Entity was converted to the Corporation.

Article I

Entity Name and Type

The name of the corporation is ENHANCED GROUP INC. (hereinafter called the “Corporation”) and the Corporation is a for-profit business corporation.

Article II

Registered Office and Agent

The address of the registered office of the Corporation in the State of Texas is 1601 Elm St., Suite 4360, Dallas, TX 75201. The name of the registered agent of the Corporation in the State of Texas at such address is Cogency Global Inc. The initial mailing address of the Corporation is 1601 Elm St., Suite 4360, Dallas, TX 75201.

Article III

Purpose

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized and incorporated under the Texas Business Organizations Code, as amended, or any applicable successor act thereto, as the same may be amended from time to time (the “TBOC”).

Article IV

Capital Stock

The total number of shares of all classes of capital stock that the Corporation is authorized to issue is 640,000,000 shares, consisting of (i) 310,000,000 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), (ii) 330,000,000 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and together with Class A Common Stock, “Common Stock”), and (iii) [●] shares of preferred stock, par value $0.0001 per share (“Preferred Stock”). Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 21.364(d)(1) of the TBOC, and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.

A. Class A Common Stock and Class B Common Stock. The powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations and restrictions of the Class A Common Stock and Class B Common Stock are as follows:

1. Voting.

(a) Except as otherwise expressly provided by this Certificate of Formation (as amended from time to time, including the terms of any certificate of designations relating to any series of Preferred Stock, this “Certificate of Formation”), as provided by law or by the resolution(s) or any certificate of designations relating to any series of Preferred Stock providing for the issue of any series of Preferred Stock, the holders of shares of Class A Common Stock and Class B Common Stock will (i) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote or to be acted upon by written consent of the shareholders of the Corporation, (ii) be entitled to notice of any shareholders’ meeting in accordance with the Bylaws of the Corporation (as amended from time to time, the “Bylaws”), and (iii) be entitled to vote upon such matters and in such manner as may be provided by applicable law. Except as otherwise expressly provided herein or required by applicable law, each holder of Class A Common Stock will have the right to one (1) vote per share of Class A Common Stock held of record by such holder and each holder of Class B Common Stock will have the right to ten (10) votes per share of Class B Common Stock held of record by such holder, in each case, on each matter properly submitted to the shareholders of the Corporation on which the holders of the Common Stock are entitled to vote.

(b) Class B Common Stock

(i) Issuance of Additional Shares. From and after the effective time of this Certificate of Formation (the “Effective Time”), no additional shares of Class B Common Stock shall be issued or authorized for issuance by the Corporation.

(ii) Mandatory Cancellation of Class B Common Stock. The outstanding shares of Class B Common Stock held by (A) Apeiron Incubation Limited (“Apeiron”), (B) any Affiliate of Apeiron, (C) any recipient designated by Apeiron (a “Designate”) or (D) Maximilian Martin (clauses (A) through (D) collectively, the “Permitted Class B Owners”) shall be subject to cancelation by the Corporation (without consideration) one year after the date that (i) in respect of Class B Common Stock held by Apeiron, or its Affiliates or Designates, Christian Angermayer (or another representative of Apeiron or its Affiliates or Designates), or (ii) in respect of Class B Common Stock held by Maximilian Martin, Maximilian Martin, no longer serves as a member of the Board of Directors of the Corporation (the “Board”) (the “Termination Anniversary Date”); provided, however, that if such director or another representative of such Permitted Class B Owner is reelected or appointed to serve as a member of the Board prior to the Termination Anniversary Date, then the applicable shares of such Class B Common Stock shall not be cancelled pursuant to this clause (b)(ii) unless and until the one-year anniversary of a subsequent date on which the conditions for cancellation in this clause (b)(ii) are met. For these purposes, “Affiliate” shall mean any individual, corporation, partnership, trust, limited liability company, association, or other entity who, directly or indirectly, controls, is controlled by, or is under common control with such person, including, in respect of Apeiron and without limitation, any general partner, managing member, officer, director or trustee of such person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, Apeiron, or any related or controlled fund or sub-fund, partnership or investment vehicle or any general partner, managing limited partner or management company who holds or manages any business of, or whose business is held or managed by, Apeiron or any of its Affiliates.

(c) Except as otherwise provided by law or by the resolution(s) or any certificate of designations relating to any series of Preferred Stock providing for the issue of any series of Preferred Stock, the holders of outstanding shares of Common Stock shall have the exclusive right to vote for the election and removal of directors and for all other purposes. Notwithstanding any other provision of this Certificate of Formation to the contrary, the holders of Common Stock shall not be entitled to vote or act by written consent on any amendment to this Certificate of Formation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock unless the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Formation (including any certificate of designations relating to any series of Preferred Stock) or the TBOC. Unless otherwise set out in any such applicable certificate of designations, all shares of Preferred Stock of any series shall vote with the Common Stock as a single class, and class-by-class voting shall not be required for any matter submitted to shareholders for a vote, including any fundamental action or fundamental business transaction.

(d) Pursuant to Section 21.606(c) of the TBOC, the Corporation elects not to be governed by the restrictions on business combinations set forth in Subchapter M of Chapter 21 of the TBOC (including, without limitation, the special voting requirements applicable to business combinations with affiliated shareholders). Accordingly, the provisions of Section 21.606(c) of the TBOC and all related sections of Subchapter M of Chapter 21 of the TBOC shall not apply to the Corporation, its shareholders, or any business combination involving the Corporation.

2. Dividends. Subject to the rights of the holders of Preferred Stock, the holders of shares of Class A Common Stock shall be entitled to receive such dividends and distributions and other distributions in cash, stock or property of the Corporation when, as and if declared thereon by the Board from time to time, out of assets or funds of the Corporation legally available therefor. The holders of shares of Class B Common Stock shall not be entitled to receive any dividends, distributions or other distributions in cash, stock or property of the Corporation. In the event a dividend is paid in the form of shares of Class A Common Stock (or rights to acquire such shares), then the holders of Class A Common Stock will receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be), on a per share basis.

3. No Preemptive or Subscription Rights. No holder of shares of Common Stock shall be entitled to preemptive or subscription rights.

4. Liquidation. Subject to applicable law and the rights of the holders of Preferred Stock, holders of shares of Class A Common Stock shall be entitled to receive ratably the assets and funds of the Corporation available for distribution in the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, before holders of shares of any Class B Common Stock are entitled to receive any such assets or funds, unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by holders of a majority of the outstanding shares of Class B Common Stock and the holders of a majority of the outstanding shares of Class A Common Stock, each voting separately as a class.

B. Preferred Stock

The Preferred Stock may be issued from time to time in one or more series. The Board is hereby expressly authorized to provide for the issue of any or all of the unissued and undesignated shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such shares and as may be permitted by the TBOC. The Board is also expressly authorized to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.

C. Rights and Options. The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock a number of shares of Class A Common Stock or Preferred Stock in respect of such rights, warrants and options outstanding from time to time.

Article V

Directors; Shareholder Action

A. General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided herein or required by law.

B. Election of Directors. Unless and except to the extent that the Bylaws shall so require, the election of directors of the Corporation need not be by written ballot.

C. Number of Directors; Initial Directors.

1. The number of directors constituting the initial Board of Directors is [●] and their names and addresses are as follows:

[●]

2. Subject to the rights of holders of any series of Preferred Stock to elect directors, the number of directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

D. Term and Removal. Subject to the rights of any series of Preferred Stock that may be designated from time to time to elect additional directors under specified circumstances, neither the Board nor any individual director may be removed without cause. Subject to any limitations imposed by applicable law, any individual director or directors may be removed with cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to vote generally at an election of directors, voting together as a single class.

E. Vacancies. Subject to any limitations imposed by applicable law and subject to the rights of the holders of any series of Preferred Stock that may be designated from time to time, any vacancies on the Board resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board determines by resolution that any such vacancies or newly created directorships shall be filled by the shareholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board, and not by the shareholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.

F. Committees. Pursuant to the Bylaws, the Board may establish one or more committees to which may be delegated any or all of the powers and duties of the Board to the full extent permitted by law.

G. Bylaws. The Board is expressly empowered to adopt, amend or repeal the Bylaws. Any adoption, amendment or repeal of the Bylaws by the Board shall require the approval of a majority of the authorized number of directors. The shareholders shall also have power to adopt, amend or repeal the Bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Formation, such action by shareholders shall require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

H. Written Ballot. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

I. Action by Written Consent of Shareholders Any action required or permitted by the TBOC to be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders having not less than the minimum number of votes necessary to take the action at a meeting. Any such action taken by written consent shall be delivered to the Corporation at its principal office.

J. Special Meetings. Except as otherwise expressly provided by the terms of any series of Preferred Stock permitting the holders of such series of Preferred Stock to call a special meeting of the holders of such series, special meetings of shareholders of the Corporation may be called only by the Board, the chairperson of the Board, the chief executive officer, (to the extent required by the TBOC) the president, or by the holders of not less than 50% of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to vote at such special meeting. The Board may cancel (to the extent permitted under the TBOC), postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the shareholders.

Article VI

Limited Liability; Indemnification

A. The liability of a director and officer of the Corporation for monetary damages shall be eliminated to the fullest extent under applicable law.

B. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of shareholders or disinterested directors or otherwise. If applicable law is amended after approval by the shareholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer to the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any director or officer under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

Article VII

Corporate Opportunities

A. To the fullest extent permitted by the TBOC and applicable law, no director of the Corporation shall have any duty to refrain from (1) engaging in the same or similar activities or lines of business in which the Corporation is engaging or proposes to engage, (2) doing business with any client, customer or vendor of the Corporation, or (3) otherwise competing, directly or indirectly, with the Corporation or any Affiliated Company thereof and no director of the Corporation shall, to the fullest extent permitted by law, be deemed to have breached its fiduciary duties, if any, to the Corporation solely by reason of such director’s engaging in any such activity. Except as otherwise agreed in writing between the Corporation and the applicable director, in the event that a director acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both the Corporation and such director, such director shall to the fullest extent permitted by law have fully satisfied and fulfilled its fiduciary duty with respect to such corporate opportunity, and the Corporation to the fullest extent permitted by the TBOC and applicable law renounces any interest or expectancy in such business opportunity and waives any claim that such business opportunity constituted a corporate opportunity that should have been presented to the Corporation or any Affiliated Company thereof, if such director acts in a manner consistent with the following policy: if such director acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both the Corporation and such director, such corporate opportunity shall belong to such director unless such opportunity was expressly offered to such director in its capacity as a director of the Corporation. In the case of any corporate opportunity in which the Corporation has renounced its interest and expectancy in the previous sentence, such director shall to the fullest extent permitted by law not be liable to the Corporation or its shareholders for breach of any fiduciary duty as a shareholder of the Corporation by reason of the fact that such director acquires or seeks such corporate opportunity for itself, directs such corporate opportunity to another person, or otherwise does not communicate information regarding such corporate opportunity to the Corporation.

B. For purposes of this ARTICLE VII, (1) “Affiliated Company,” in respect of the Corporation, shall mean any entity controlled by the Corporation (for the purposes of this definition, “controlled by” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such entity, whether through the ownership of voting securities, by agreement or otherwise) and (2) “corporate opportunities” shall include, but not be limited to, business opportunities that the Corporation is financially able to undertake, which are, from their nature, in the line of the Corporation’s business, are of practical advantage to it and are opportunities in which the Corporation, but for Section A of this ARTICLE VII, would have an interest or a reasonable expectancy.

C. To the fullest extent permitted by law, any person holding, purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this ARTICLE VII.

Article VIII

Miscellaneous

A. Exclusive Forum for Certain Disputes. Unless this Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee of the Corporation to the corporation or the corporation’s shareholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action asserting a claim against the Corporation or any current or former director or officer or other employee of the corporation arising pursuant to any provision of the TBOC or this Certificate of Formation or the Bylaws (in each case, as they may be amended from time to time), (iv) any action asserting a claim related to or involving the Corporation that is governed by the internal affairs doctrine, or (v) any action asserting an “internal entity claim” as that term is defined in Section 2.115 of the TBOC shall be the Texas Business Court in the First Business Court Division (“Business Court”) of the State of Texas (provided that if the Business Court is not then accepting filings or determines that it lacks jurisdiction, the United States District Court for the Northern District of Texas, Dallas Division (the “Federal Court”) or, if the Federal Court lacks jurisdiction, the state district court of Dallas County, Texas). For the avoidance of doubt, this Section A of this Article VIII shall not apply to any direct claims under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act of 1934, as amended (the “Exchange Act”).

B. WAIVER OF JURY TRIAL.

1. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE CORPORATION, EACH CURRENT OR FORMER SHAREHOLDER, BENEFICIAL OWNER OF SHARES, DIRECTOR, OFFICER, EMPLOYEE, AND AGENT OF THE CORPORATION, AND ANY PERSON OR ENTITY ASSERTING A CLAIM, RIGHT, OR CAUSE OF ACTION ON BEHALF OF, OR IN THE RIGHT OF, THE CORPORATION OR OTHERWISE SUBJECT TO THE INTERNAL AFFAIRS DOCTRINE (EACH, A “COVERED PERSON”), HEREBY KNOWINGLY, VOLUNTARILY, IRREVOCABLY, AND UNCONDITIONALLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING, WHETHER AT LAW OR IN EQUITY, ARISING OUT OF OR RELATING TO: (A) ANY “INTERNAL ENTITY CLAIM” AS THAT TERM IS DEFINED IN SECTION 2.115 OF THE TBOC; (B) ANY DERIVATIVE ACTION OR PROCEEDING BROUGHT ON BEHALF OF THE CORPORATION; (C) ANY CLAIM FOR OR BASED ON BREACH OF FIDUCIARY DUTY OWED BY ANY CURRENT OR FORMER DIRECTOR, OFFICER, EMPLOYEE, OR AGENT OF THE CORPORATION TO THE CORPORATION OR ITS SHAREHOLDERS (INCLUDING ANY CLAIM ALLEGING AIDING AND ABETTING SUCH A BREACH); (D) ANY CLAIM ARISING UNDER OR PURSUANT TO THE TBOC, THIS CERTIFICATE OF FORMATION, OR THE BYLAWS (IN EACH CASE, AS AMENDED FROM TIME TO TIME); OR (E) ANY CLAIM RELATED TO OR INVOLVING THE CORPORATION THAT IS GOVERNED BY THE INTERNAL AFFAIRS DOCTRINE (COLLECTIVELY, “INTERNAL ENTITY CLAIMS”).

2. Each Covered Person further agrees that any Internal Entity Claim shall be tried to the court without a jury. If, notwithstanding the foregoing waiver, a court of competent jurisdiction were to determine that the waiver of jury trial set forth in this Section B of this ARTICLE VIII is unenforceable as to any particular Internal Entity Claim or as to any particular Covered Person, the parties agree that any such claim shall, to the fullest extent permitted by law, be resolved by the court sitting without a jury. Nothing in this Section B of this ARTICLE VIII is intended to, or shall, waive or limit any applicable requirement under the TBOC or other law that certain matters be decided by the court and not by a jury.

3. Each Covered Person acknowledges and agrees that: (i) this Section B of this ARTICLE VIII is a material inducement to the Corporation to adopt and maintain this Certificate of Formation; (ii) the Corporation and the Covered Persons are engaged in transactions involving interstate commerce; (iii) this Section B of this ARTICLE VIII constitutes a written agreement to waive trial by jury; and (iv) each has had the opportunity to consult with counsel regarding this waiver. This Section B of this ARTICLE VIII shall be enforceable by the Corporation and by any Covered Person against any other Covered Person asserting, or against whom is asserted, an Internal Entity Claim.

4. This Section B of this ARTICLE VIII shall be construed broadly to effectuate its purpose and shall be severable; if any portion is found invalid or unenforceable, such invalidity or unenforceability shall not affect the validity or enforceability of any other portion of this Section B of this ARTICLE VIII or of any other provision of this Certificate of Formation. For the avoidance of doubt, this Section B of this ARTICLE VIII shall not apply to any direct claim under the Securities Act or the Exchange Act, to the extent a jury-trial waiver in such matters is prohibited by applicable law.

Article IX

Severability

If any provision or provisions of this Certificate of Formation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Formation (including, without limitation, each portion of any paragraph of this Certificate of Formation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Certificate of Formation (including, without limitation, each such portion of any paragraph of this Certificate of Formation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its current or former directors, officers, employees and agents from personal liability in respect of their good faith service or for the benefit of the Corporation to the fullest extent permitted by law.

Article X

Amendment of Certificate of Formation

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Formation, and any other provisions authorized by the TBOC may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon shareholders, directors or any other persons whomsoever by and pursuant to this Certificate of Formation in its present form or as hereafter amended are granted subject to the right reserved in this Article X. Notwithstanding any other provision of this Certificate of Formation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any series of Preferred Stock required by law, by this Certificate of Formation or by any certificate of designations relating to any series of Preferred Stock, the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon shall be required to amend, alter, change or repeal any provision of this Certificate of Formation, or to adopt any new provision of this Certificate of Formation; provided, however, that if the Permitted Class B Owners no longer hold at least 66 2/3% of the voting power of the stock of the Corporation, then the affirmative vote of the holders of at least 66 2/3% in voting power of the stock of the Corporation entitled to vote thereon shall be required to amend, alter, change or repeal, or adopt any provision inconsistent with, any of Article V, Article VI, Article VII, and this sentence of this Certificate of Formation, or in each case, the definition of any capitalized terms used therein or any successor provision (including, without limitation, any such article or section as renumbered as a result of any amendment, alteration, change, repeal or adoption of any provision (other than such article or section as renumbered, or this sentence), in each case, of this Certificate of Formation). Any amendment, repeal or modification of any of Article VI, Article VII, and this sentence of this Certificate of Formation shall not adversely affect any right or protection of any person existing thereunder with respect to any act or omission occurring prior to such repeal or modification.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of this [●]th of [MONTH], 202[6].

ENHANCED GROUP INC.

By:
Name:
Title:

Signature Page to

Certificate of Formation

Exhibit B

BYLAWS
OF
ENHANCED GROUP INC.

Article I

OFFICES

Section 1.1. Registered Office. The registered office of the corporation in the State of Texas shall be as set forth in the Certificate of Formation of the corporation, as the same may be amended or restated from time to time (the “Certificate of Formation”).

Section 1.2. Other Offices. The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the corporation’s Board of Directors (the “Board of Directors”), and may also have offices at such other places, both within and without the State of Texas, as the Board of Directors may from time to time determine or the business of the corporation may require.

Article II

CORPORATE SEAL

Corporate Seal. The Board of Directors may adopt a corporate seal. If adopted, the corporate seal shall consist of a die bearing the name of the corporation and the inscription, “Corporate Seal-Texas.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

Article III

SHAREHOLDERS’ MEETINGS

Section 3.1. Place of Meetings. Meetings of the shareholders of the corporation may be held at such place, either within or without the State of Texas, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Texas Business Organizations Code (as amended, or any applicable successor act thereto, as the same may be amended from time to time, the “TBOC”).

Section 3.2. Annual Meetings.

(a) The annual meeting of the shareholders of the corporation, for the purpose of election of directors and for such other business as may properly come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors.

(i) Nominations of persons for election to the Board of Directors to be considered by the shareholders may be made at an annual meeting of shareholders: (A) pursuant to the corporation’s notice of meeting of shareholders (with respect to nominations); (B) brought specifically by or at the direction of the Board of Directors; or (C) by any shareholder of the corporation who is a shareholder of record at the time of giving the shareholder’s notice provided for in Section 3.2(b) of these Bylaws (the “Bylaws”), who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 3.2. For the avoidance of doubt, clause (C) above shall be the exclusive means for a shareholder to make nominations before an annual meeting of shareholders.

(ii)  Proposals of business to be considered by the shareholders may be made at an annual meeting of shareholders: (A) pursuant to the corporation’s notice of meeting of shareholders (with respect to business other than nominations); (B) brought specifically by or at the direction of the Board of Directors; or (C) by any shareholder of the corporation (1) who is a shareholder of record at the time of giving the shareholder’s notice provided for in Section 3.2(b) of these Bylaws, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 3.2, and (2)(i) who beneficially owns at least $1,000,000 in shares of the corporation or at least three (3) percent (3%) of all then-outstanding shares of capital stock of the corporation entitled to vote, in each case, determined on the date such proposal is submitted, (ii) who holds such shares for at least six months prior to the meeting of the shareholders and (iii) who solicits holders representing at least 66 2/3% of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote. For the avoidance of doubt, clause (C) above shall be the exclusive means for a shareholder to submit proposals of business (other than matters properly included in the corporation’s notice of meeting of shareholders and proxy statement under Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “1934 Act”)) before an annual meeting of shareholders.

(b) At an annual meeting of the shareholders, only such business shall be conducted as is a proper matter for shareholder action under Texas law and as shall have been properly brought before the meeting.

(i) For nominations for the election to the Board of Directors to be properly brought before an annual meeting by a shareholder pursuant to clause (C) of Section 3.2(a)(i) of these Bylaws, the shareholder must deliver written notice to the Secretary at the principal executive offices of the corporation on a timely basis as set forth in Section 3.2(b)(iii) of these Bylaws and must update and supplement such written notice on a timely basis as set forth in Section 3.2(c) of these Bylaws. Such shareholder’s notice shall set forth or include: (A) as to each nominee such shareholder proposes to nominate at the meeting for election or re-election to the Board of Directors: (1) the name, age, business address and residence address of such nominee; (2) the principal occupation and employment of such nominee; (3) the class and number of shares of each class of capital stock of the corporation which are owned of record and beneficially by such nominee; (4) the date or dates on which such shares were acquired and the investment intent of such acquisition; (5) a completed and signed questionnaire, representation and agreement required by Section 3.2(e) of these Bylaws; and (6) such other information concerning such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved), or that is otherwise required to be disclosed pursuant to Section 14 of the 1934 Act (including such person’s written consent to being named as a nominee and to serving as a director if elected); and (B) the information required by Section 3.2(b)(iv) of these Bylaws. The corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(ii) Other than proposals sought to be included in the corporation’s proxy materials pursuant to Rule 14(a)-8 under the 1934 Act, for business other than nominations for the election to the Board of Directors to be properly brought before an annual meeting by a shareholder pursuant to clause (C) of Section 3.2(a)(ii) of these Bylaws, the shareholder must deliver written notice to the Secretary at the principal executive offices of the corporation on a timely basis as set forth in Section 3.2(b)(iii) of these Bylaws, and must update and supplement such written notice on a timely basis as set forth in Section 3.2(c) of these Bylaws. Such shareholder’s notice shall set forth: (A) as to each matter such shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest (including any anticipated benefit of such business to any Proponent (as defined below) other than solely as a result of its ownership of the corporation’s capital stock, that is material to any Proponent individually, or to the Proponents in the aggregate) in such business of any Proponent; and (B) the information required by Section 3.2(b)(iv) of these Bylaws.

(iii) To be timely, the written notice required by Section 3.2(b)(i) or 3.2(b)(ii) of these Bylaws must be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that, subject to the last sentence of this Section 3.2(b)(iii), in the event that no annual meeting was held during the preceding year or the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the date of the preceding year’s annual meeting, notice by the shareholder to be timely must be so received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting and (ii) the 10th day following the day on which public announcement of the date of such meeting is first made by the corporation. In no event shall an adjournment or a postponement of an annual meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period for the giving of a shareholder’s notice as described above.

(iv)   The written notice required by Section 3.2(b)(i) or 3.2(b)(ii) of these Bylaws shall also set forth, as of the date of the notice and as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (each, a “Proponent” and collectively, the “Proponents”): (A) the name and address of each Proponent, as they appear on the corporation’s books; (B) the class, series and number of shares of the corporation that are owned beneficially and of record by each Proponent; (C) a description of any agreement, arrangement or understanding (whether oral or in writing) with respect to such nomination or proposal between or among any Proponent and any of its affiliates or associates, and any others (including their names) acting in concert, or otherwise under the agreement, arrangement or understanding, with any of the foregoing; (D) a representation that the Proponents are holders of record or beneficial owners, as the case may be, of shares of the corporation entitled to vote at the meeting and intend to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice (with respect to a notice under Section 3.2(b)(i) of these Bylaws) or to propose the business that is specified in the notice (with respect to a notice under Section 3.2(b)(ii) of these Bylaws); (E) a representation as to whether the Proponents intend to deliver a proxy statement and form of proxy to holders of a sufficient number of holders of the corporation’s voting shares to elect such nominee or nominees (with respect to a notice under Section 3.2(b)(i) of these Bylaws) or to carry such proposal (with respect to a notice under Section 3.2(b)(ii) of these Bylaws); (F) to the extent known by any Proponent, the name and address of any other shareholder supporting the proposal on the date of such shareholder’s notice; and (G) a description of all Derivative Transactions (as defined below) by each Proponent during the previous 12 month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions.

For purposes of Sections 3.2 and 3.3 of these Bylaws, a “Derivative Transaction” means any agreement, arrangement, interest or understanding (written or oral) entered into by, or on behalf or for the benefit of, any Proponent or any of its affiliates or associates, whether record or beneficial: (w) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the corporation; (x) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the corporation; (y) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes; or (z) which provides the right to vote or increase or decrease the voting power of, such Proponent, or any of its affiliates or associates, with respect to any securities of the corporation, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proponent in the securities of the corporation held by any general or limited partnership, or any limited liability company, of which such Proponent is, directly or indirectly, a general partner or managing member.

(c) A shareholder providing written notice required by Section 3.2(b)(i) or (ii) of these Bylaws shall update and supplement such notice in writing, if necessary, so that the information provided or required to be provided in such notice is true and correct in all material respects as of (i) the record date for the meeting and (ii) the date that is five business days prior to the meeting and, in the event of any adjournment or postponement thereof, five business days prior to such adjourned or postponed meeting. In the case of an update and supplement pursuant to clause (i) of this Section 3.2(c), such update and supplement shall be received by the Secretary at the principal executive offices of the corporation not later than five business days after the record date for the meeting. In the case of an update and supplement pursuant to clause (ii) of this Section 3.2(c), such update and supplement shall be received by the Secretary at the principal executive offices of the corporation not later than two business days prior to the date for the meeting, and, in the event of any adjournment or postponement thereof, two business days prior to such adjourned or postponed meeting.

(d)    To be eligible to be a nominee for election or re-election as a director of the corporation pursuant to a nomination under clause (C) of Section 3.2(a)(i) of these Bylaws, such proposed nominee or a person on such proposed nominee’s behalf must deliver (in accordance with the time periods prescribed for delivery of notice under Section 3.2(b)(iii) or 3.2(d) of these Bylaws, as applicable) to the Secretary at the principal executive offices of the corporation a written questionnaire with respect to the background and qualification of such proposed nominee and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such proposed nominee (i) is not and will not become a party to (A) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the corporation in the questionnaire or (B) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the corporation, with such proposed nominee’s fiduciary duties under applicable law; (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the corporation that has not been disclosed therein; (iii) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the corporation, and will comply with, all applicable rules of any securities exchange upon which the corporation’s securities are listed, the Certificate of Formation, these Bylaws, all applicable publicly disclosed corporate governance, ethics, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the corporation generally applicable to directors (which other guidelines and policies will be provided by the Secretary upon written request), and all applicable fiduciary duties under state law; (iv) consents to being named as a nominee in the corporation’s proxy statement and form of proxy for the meeting; (v) intends to serve a full term as a director of the corporation, if elected; and (vi) will provide facts, statements and other information in all communications with the corporation and its shareholders that are or will be true and correct in all material respects and that do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading.

(e)   A person shall not be eligible for election or re-election as a director unless the person is nominated either in accordance with clause (B) of Section 3.2(a)(i) of these Bylaws, or in accordance with clause (C) of Section 3.2(a)(i) of these Bylaws. Except as otherwise required by law, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, or the Proponent does not act in accordance with the representations in Sections 3.2(b)(iv)(D) and 3.2(b)(iv)(E) of these Bylaws, to declare that such proposal or nomination shall not be presented for shareholder action at the meeting and shall be disregarded, notwithstanding that proxies in respect of such nominations or such business may have been solicited or received.

(f) Notwithstanding the foregoing provisions of this Section 3.2, in order to include information with respect to a shareholder proposal in the proxy statement and form of proxy for a shareholders’ meeting, a shareholder must also comply with all applicable requirements of the 1934 Act. Nothing in these Bylaws shall be deemed to affect any rights of shareholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act are not intended to and shall not limit the requirements applicable to proposals and/or nominations to be considered pursuant to Section 3.2(a) of these Bylaws.

(g)   For purposes of Sections 3.2 and 3.3 of these Bylaws,

(i) “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act; and

(ii)  “affiliates” and “associates” shall have the meanings set forth in Rule 405 under the Securities Act of 1933, as amended (the “1933 Act”).

Section 3.3. Special Meetings.

(a)   Special meetings of the shareholders of the corporation may be called, for any purpose as is a proper matter for shareholder action under Texas law pursuant to terms and conditions set forth in the Certificate of Formation.

(b)   The Board of Directors shall determine the time and place, if any, of such special meeting. Upon determination of the time and place, if any, of the meeting, the Secretary shall cause a notice of meeting to be given to the shareholders entitled to vote, in accordance with the provisions of Section 3.4 of these Bylaws. No business may be transacted at such special meeting otherwise than specified in the notice of meeting. The Board of Directors may postpone, reschedule or cancel (to the extent permitted under the TBOC) any special meeting of shareholders previously called by any of them, before or after the notice of such meeting has been sent to the shareholders.

(c)   Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which directors are to be elected (i) by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (ii) by any shareholder of the corporation who is a shareholder of record at the time of giving notice provided for in this paragraph, who shall be entitled to vote at the meeting and who delivers written notice to the Secretary setting forth the information required by Section 3.2(b)(i) of these Bylaws. In the event the corporation calls a special meeting of shareholders for the purpose of electing one or more directors to the Board of Directors, any such shareholder of record may nominate a person or persons (as the case may be), for election to such position(s) as specified in the corporation’s notice of meeting, if written notice setting forth the information required by Section 3.2(b)(i) of these Bylaws shall be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The shareholder shall also update and supplement such information as required under Section 3.2(c) of these Bylaws. In no event shall an adjournment or a postponement of a special meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period for the giving of a shareholder’s notice as described above.

(d)  Notwithstanding the foregoing provisions of this Section 3.3, a shareholder must also comply with all applicable requirements of the 1934 Act with respect to matters set forth in this Section 3.3. Nothing in these Bylaws shall be deemed to affect any rights of shareholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act are not intended to and shall not limit the requirements applicable to nominations for the election to the Board of Directors to be considered pursuant to Section 3.3(c) of these Bylaws.

Section 3.4. Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of shareholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each shareholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, the record date for determining the shareholders entitled to vote at the meeting, if such date is different from the record date for determining shareholders entitled to notice at the meeting, and, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which shareholders and proxy holders may be deemed to be present in person and vote at any such meeting. If mailed, notice is deemed given when deposited in the United States mail, postage prepaid, directed to the shareholder at such shareholder’s address as it appears on the records of the corporation. If sent via electronic transmission, notice is deemed given as of the sending time recorded at the time of transmission. Notice of the time, place, if any, and purpose of any meeting of shareholders may be waived in writing, signed by the person entitled to notice thereof, or by electronic transmission by such person, either before or after such meeting, and will be waived by any shareholder by his or her attendance thereat in person, by remote communication, if applicable, or by proxy, except when the shareholder attends a meeting for the express purpose of objecting, and does so object, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any shareholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 3.5. Quorum. At all meetings of shareholders, except where otherwise provided by statute or by the Certificate of Formation, or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the voting power of the then-outstanding shares of capital stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of shareholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the voting power of the then-outstanding shares of capital stock represented thereat, but no other business shall be transacted at such meeting. The shareholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Formation, applicable stock exchange rules or these Bylaws, a majority of the voting power of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter.

Section 3.6. Adjournment and Notice of Adjourned Meetings. Any meeting of shareholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the voting power of shares present in person, by remote communication, if applicable, or represented by proxy at the meeting, though less than a quorum. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

Section 3.7. Voting Rights.

(a) For the purpose of determining those shareholders entitled to vote at any meeting of the shareholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 7.4 of these Bylaws, shall be entitled to vote at any meeting of shareholders. Every person entitled to vote shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Texas law. An agent so appointed need not be a shareholder. No proxy shall be voted after eleven months from its date of creation unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power.

(b)  The shareholders entitled to vote at any meeting of shareholders shall be determined in accordance with the provisions of Section 7.4 of these Bylaws, subject to Sections 6.251 and 6.252 (relating to voting trusts and agreements) of the TBOC, and Title 1, Chapter 6, Subchapter D (relating to voting of ownership interests) of the TBOC.

(c) Except as may be otherwise provided in the Certificate of Formation or these Bylaws, each shareholder shall be entitled to one vote for each share of capital stock held by such shareholder.

(d)  Except as otherwise required by law, the Certificate of Formation or these Bylaws, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the shareholders. Directors shall be elected by a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series, except as otherwise provided by law, the Certificate of Formation or these Bylaws.

Section 3.8. Action Without Meeting. Subject to the rights of the holders of the shares of any series of preferred stock or any other class of stock or series thereof that have been expressly granted the right to take action by a certain threshold, any action required or permitted to be taken by the shareholders of the corporation by written consent, and not at a duly called annual or special meeting of shareholders of the corporation, may only be taken if such written consent is signed by not less than the minimum number of holders necessary to take the action at a meeting (such holders representing the majority of the voting power of the then-outstanding shares of capital stock entitled to vote at such meeting) as set forth in Article V; Section I of the Certificate of Formation.

Section 3.9. Organization.

(a) At every meeting of shareholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, the President, or, if the President is absent, if applicable, the Lead Independent Director (as defined below), or, if the Lead Independent Director is absent, a chairman of the meeting chosen by a majority of the voting power of the shareholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his or her absence, an Assistant Secretary of the corporation directed to do so by the chairman of the meeting, shall act as secretary of the meeting.

(b)  The Board of Directors shall be entitled to make such rules or regulations for the conduct of meetings of shareholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to shareholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the shareholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of shareholders shall not be required to be held in accordance with rules of parliamentary procedure.

Section 3.10. List of Shareholders. The Secretary shall prepare and make, not later than the 11th day before each meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, showing the address of each shareholder and the number of shares of each class registered in the name of each shareholder and such other information as required by the TBOC. The corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be kept on file at the registered office or principal executive office of the corporation for at least 10 days prior to the date of the applicable meeting, and shall be open to the examination of any shareholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the corporation’s principal place of business. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to shareholders of the corporation. Such list shall presumptively determine the identity of the shareholders entitled to vote at the meeting and the number of shares held by each of them.

Section 3.11. Notice by Electronic Transmission.

(a) Without limiting the manner by which notice otherwise may be given effectively to shareholders pursuant to the TBOC, the Certificate of Formation or these Bylaws, any notice to shareholders given by the corporation under any provision of the TBOC, the Certificate of Formation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the shareholder to whom the notice is given. Any such consent shall be revocable by the shareholder by written notice to the corporation. Any such consent shall be deemed revoked if:

(i) the corporation is unable to deliver by electronic transmission two consecutive notices given by the corporation in accordance with such consent; and

(ii)   such inability becomes known to the Secretary or an Assistant Secretary of the corporation or to the transfer agent, or other person responsible for the giving of notice.

(b)   However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Any notice given pursuant to the preceding paragraph shall be deemed given:

(i) if by electronic mail, when transmitted to an electronic mail address at which the shareholder has consented to receive notice;

(ii)   if by a posting on an electronic network together with separate notice to the shareholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iii) if by any other form of electronic transmission, when communicated to the shareholder.

(c) An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein. An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Article IV

DIRECTORS

Section 4.1. Number and Term of Office. The authorized number of directors of the corporation shall be fixed in accordance with the Certificate of Formation. Directors need not be shareholders unless so required by the Certificate of Formation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the shareholders called for that purpose in the manner provided in these Bylaws.

Section 4.2. Powers. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Formation.

Section 4.3. Term of Office. The initial directors of the corporation shall be set forth in the Certificate of Formation. Each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 4.4. Vacancies. Unless otherwise provided in the Certificate of Formation, and subject to the rights of the holders of any series of preferred stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by shareholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the shareholders, provided, however, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Formation, vacancies and newly created directorships of such class or classes or series shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by shareholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected, and not by the shareholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 4.5. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Chairman of the Board, the Chief Executive Officer or the Secretary, such resignation to specify whether it will be effective at a particular time. If no such specification is made, the resignation shall be deemed effective at the time of delivery to the Chairman of the Board, the Chief Executive Officer or the Secretary. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his or her successor shall have been duly elected and qualified.

Section 4.6. Removal.

(a) Subject to the rights of any series of preferred stock to elect additional directors under specified circumstances, neither the Board of Directors nor any individual director may be removed without cause.

(b)    Subject to any limitation imposed by law, any individual director or directors may be removed with cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors, voting together as a single class.

Section 4.7. Meetings.

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Formation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Texas which has been designated by the Board of Directors and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, or by electronic mail or other electronic means. No further notice shall be required for regular meetings of the Board of Directors.

(b)    Special Meetings. Unless otherwise restricted by the Certificate of Formation, special meetings of the Board of Directors may be held at any time and place within or without the State of Texas whenever called by the Chairman of the Board, the Chief Executive Officer or a majority of the authorized number of directors.

(c)    Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)    Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, or by electronic mail or other electronic means, during normal business hours, at least 24 hours before the date and time of the meeting. If notice is sent by U.S. mail, it shall be sent by first class mail, charges prepaid, at least three days before the date of the meeting. Notice of any meeting may be waived in writing, or by electronic transmission, at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, and does so object, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though it had been transacted at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 4.8. Quorum and Voting.

(a) Unless the Certificate of Formation requires a greater number, and except with respect to questions related to indemnification arising under Section 11.1 of these Bylaws for which a quorum shall be one-third of the exact number of directors fixed from time to time, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Formation; provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b)  At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Formation or these Bylaws.

Section 4.9. Action Without Meeting. Unless otherwise restricted by the Certificate of Formation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 4.10. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 4.11. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the shareholders, any action or matter (other than the election or removal of directors) expressly required by the TBOC to be submitted to shareholders for approval, or (ii) adopting, amending or repealing any Bylaw of the corporation.

(b)  Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors, subject to any requirements of any outstanding series of preferred stock and the provisions of subsections (a) or (b) of this Section 4.11, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his or her death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d)  Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 4.11 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee. Unless the Board of Directors shall otherwise provide, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article IV of these Bylaws.

Section 4.12. Duties of Chairman of the Board of Directors. The Chairman of the Board of Directors, when present, shall preside at all meetings of the shareholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

Section 4.13. Lead Independent Director. The Chairman of the Board of Directors, or if the Chairman is not an independent director, one of the independent directors, may be designated by the Board of Directors as lead independent director (“Lead Independent Director”) to serve until replaced by the Board of Directors. The Lead Independent Director will, with the Chairman of the Board of Directors, establish the agenda for regular Board meetings and serve as chairman of Board of Directors meetings in the absence of the Chairman of the Board of Directors; establish the agenda for meetings of the independent directors; coordinate with the committee chairs regarding meeting agendas and informational requirements; preside over meetings of the independent directors; preside over any portions of meetings of the Board of Directors at which the evaluation or compensation of the Chief Executive Officer is presented or discussed; preside over any portions of meetings of the Board of Directors at which the performance of the Board of Directors is presented or discussed; and perform such other duties as may be established or delegated by the Chairman of the Board of Directors.

Section 4.14. Organization. At every meeting of the Board of Directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Lead Independent Director, or if the Lead Independent Director is absent, the Chief Executive Officer (if a director), or, if a Chief Executive Officer is absent, the President (if a director), or if the President is absent, the most senior Vice President (if a director), or, in the absence of any such person, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his or her absence, any Assistant Secretary or other officer or director directed to do so by the Chairman, shall act as secretary of the meeting.

Article V

OFFICERS

Section 5.1. Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer and the Treasurer. The Board of Directors may also appoint one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors. The officers of the corporation need not be shareholders of the corporation.

Section 5.2. Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, or until such officer’s earlier death, resignation or removal. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b)   Duties of Chief Executive Officer. The Chief Executive Officer shall preside at all meetings of the shareholders and at all meetings of the Board of Directors (if a director), unless the Chairman of the Board of Directors or the Lead Independent Director has been appointed and is present. Unless an officer has been appointed Chief Executive Officer of the corporation, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. To the extent that a Chief Executive Officer has been appointed and no President has been appointed, all references in these Bylaws to the President shall be deemed references to the Chief Executive Officer. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

(c) Duties of President. The President shall preside at all meetings of the shareholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors (if a director), the Lead Independent Director, or the Chief Executive Officer has been appointed and is present. Unless another officer has been appointed Chief Executive Officer of the corporation, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

(d)   Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or, if the Chief Executive Officer has not been appointed or is absent, the President shall designate from time to time.

(e) Duties of Secretary. The Secretary shall attend all meetings of the shareholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the shareholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary or other officer to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. To the extent that a Chief Financial Officer has been appointed and no Treasurer has been appointed, all references in these Bylaws to the Treasurer shall be deemed references to the Chief Financial Officer. The President may direct the Treasurer, if any, or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(g) Duties of Treasurer. Unless another officer has been appointed Chief Financial Officer of the corporation, the Treasurer shall be the chief financial officer of the corporation and shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President, and, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Treasurer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(h)   Duties of Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the corporation the power to choose such other officers and to prescribe their respective duties and powers.

Section 5.3. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 5.4. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 5.5. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or by the Chief Executive Officer or by other superior officers upon whom such power of removal may have been conferred by the Board of Directors.

Article VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 6.1. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 6.2. Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

Article VII

SHARES OF STOCK

Section 7.1. Form and Execution of Certificates. The shares of the corporation shall be represented by certificates, or shall be uncertificated if so provided by resolution or resolutions of the Board of Directors. Certificates for the shares of stock of the corporation, if any, shall be in such form as is consistent with the Certificate of Formation and applicable law. Every holder of stock represented by certificate in the corporation shall be entitled to have a certificate signed by or in the name of the corporation by the Chairman of the Board of Directors, the Chief Executive Officer, or the President or any Vice President and by the Chief Financial Officer, Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him or her in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 7.2. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner’s legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 7.3. Transfers.

(a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The corporation shall have power to enter into and perform any agreement with any number of shareholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such shareholders in any manner not prohibited by the TBOC.

Section 7.4. Fixing Record Dates.

(a) In order that the corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for shareholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of shareholders entitled to vote in accordance with the provisions of Section 6.101 of the TBOC and this Section 7.4 at the adjourned meeting. For the avoidance of doubt, the Board of Directors shall set the record date for determining which shareholders of the corporation are entitled to notice of, and to vote at, any meeting of shareholders, or to receive any dividend or distribution, or to exercise any rights in respect of any change, conversion, or exchange of shares, or for the purpose of any other lawful action.

(b)    In order that the corporation may determine the shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the shareholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining shareholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 7.5. Registered Shareholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Texas.

Article VIII

OTHER SECURITIES OF THE CORPORATION

Section 8.1. Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 7.1 of these Bylaws), may be signed by the Chairman of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

Article IX

DIVIDENDS

Section 9.1. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Formation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Formation and applicable law.

Section 9.2. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

Article X

FISCAL YEAR

Section 10.1. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

Article XI

INDEMNIFICATION

Section 11.1. Indemnification of Directors, Officers, Employees and Other Agents.

(a) Directors and Officers. The corporation shall indemnify its directors and officers to the extent not prohibited by the TBOC or any other applicable law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the TBOC or any other applicable law or (iv) such indemnification is required to be made under subsection (d).

(b)   Employees and Other Agents. The corporation shall have power to indemnify its employees and other agents as set forth in the TBOC or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person (except for officers) or other persons as the Board of Directors shall determine.

(c) Expenses. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding; provided, however, that if the TBOC requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 11.1 or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Section 11.1, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d)   Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this Section 11.1 shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or officer. Any right to indemnification or advances granted by this Section 11.1 to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within 90 days of request therefor. To the extent permitted by law, the claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the TBOC or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his or her conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the director or officer has met the applicable standard of conduct set forth in the TBOC or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this Section 11.1 or otherwise shall be on the corporation.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Formation, Bylaws, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the TBOC, or by any other applicable law.

(f) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or officer, or, if applicable, employee or other agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the TBOC or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Section 11.1.

(h)   Amendments. Any repeal or modification of this Section 11.1 shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) Saving Clause. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Section 11.1 that shall not have been invalidated, or by any other applicable law. If this Section 11.1 shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and officer to the full extent under any other applicable law.

(j) Certain Definitions. For the purposes of this Bylaw, the following definitions shall apply:

(i) The term “proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(ii)    The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(iii) The term the “corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section 11.1(j) with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(iv)   References to a “director,” “officer,” “employee,” or “agent” of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(v) References to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this Section 11.1.

Article XII

NOTICES

Section 12.1. Notices.

(a) Notice to Shareholders. Written notice to shareholders of shareholder meetings shall be given as provided in Section 3.4 and Section 3.10 of these Bylaws. Without limiting the manner by which notice may otherwise be given effectively to shareholders under any agreement or contract with such shareholder, and except as otherwise required by law, written notice to shareholders for purposes other than shareholder meetings may be sent by U.S. mail or nationally recognized overnight courier, or by electronic mail or other electronic means.

(b)    Notice to Directors. Any notice required to be given to any director may be given by the method stated in subsection (a), or as otherwise provided in these Bylaws, except that such notice other than one which is delivered personally shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected, or other agent, specifying the name and address or the names and addresses of the shareholder or shareholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d)    Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person with Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the Certificate of Formation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the TBOC, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Shareholders Sharing an Address. Except as otherwise prohibited under the TBOC, any notice given under the provisions of the TBOC, the Certificate of Formation or the Bylaws shall be effective if given by a single written notice to shareholders who share an address if consented to by the shareholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such shareholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent shall be revocable by the shareholder by written notice to the corporation.

Article XIII

AMENDMENTS

Section 13.1. Amendments. Subject to the limitations set forth in Section 11.1(h) of these Bylaws or the provisions of the Certificate of Formation, the Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. Any adoption, amendment or repeal of the Bylaws of the corporation by the Board of Directors shall require the approval of a majority of the authorized number of directors. The shareholders also shall have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Formation, such action by shareholders shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

Article XIV

LOANS TO OFFICERS OR EMPLOYEES

Section 14.1. Loans to Officers or Employees. Except as otherwise prohibited by applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

Article XV

MISCELLANEOUS

Section 15.1. Ownership Threshold for Derivative Proceedings. No shareholder or group of shareholders may institute or maintain a derivative proceeding brought on behalf of the corporation against any director and/or officer of the corporation in his or her official capacity, unless the shareholder or group of shareholders, at the time the derivative proceeding is instituted, beneficially owns a number of shares of common stock sufficient to meet an ownership threshold of at least three percent of the outstanding shares of the corporation.

EXHIBIT C

FORM OF

REGISTRATION RIGHTS AGREEMENT

by and among

ENHANCED GROUP INC.,

A SPAC IV (HOLDINGS) CORP.,

APEIRON INVESTMENT GROUP LIMITED AND

THE OTHER PARTIES LISTED ON SCHEDULE I HERETO

Dated as of [●], 2026

i

THIS REGISTRATION RIGHTS AGREEMENT is made and entered into as of [●], 2026 by and among Enhanced Group Inc., a Texas corporation f/k/a A Paradise Acquisition Corp. (the “Company”), A SPAC IV (Holdings) Corp., a BVI company (the “Sponsor”), Apeiron Investment Group Limited (“Apeiron”), and those Persons set forth on Schedule I (and each other Person who, after the date of hereof, acquires capital stock of the Company and becomes a party to this Agreement by executing and delivering a joinder to this Agreement in the form attached hereto as Exhibit A).

RECITALS

WHEREAS, the Company, A Paradise Merger Sub I, Inc., a Cayman Islands exempted company and direct wholly owned subsidiary of the Company, and Enhanced Ltd., a Cayman Islands exempted company (“Target”) entered into that certain Business Combination Agreement, dated as of November 26, 2025 (the “Business Combination Agreement”), pursuant to which, among other things, (a) Target merged with and into Merger Sub, with Target surviving as a wholly owned subsidiary of the Company (the “First Merger”), and (b) the surviving company of the First Merger merged with and into the Company, with the Company surviving such merger, in each case on the terms and conditions set forth in the Business Combination Agreement;

WHEREAS, the Company, the Sponsor and certain other persons are party to that certain Registration Rights Agreement, dated as of July 29, 2025 (the “Original RRA”);

WHEREAS, prior to the execution and delivery of this Agreement, the parties to the Original RRA terminated such agreement in accordance with its terms;

WHEREAS, on the date hereof, pursuant to the Business Combination Agreement, (a) Apeiron received shares of Domesticated Acquiror Class A Common Stock (as defined in the Business Combination Agreement) and Domesticated Acquiror Class B Common Stock (as defined in the Business Combination Agreement) and (b) all holders of the Company Capital Shares (as defined in the Business Combination Agreement) received shares of Domesticated Acquiror Class B Common Stock; and

WHEREAS, the Company, the Sponsor, Apeiron and the other parties hereto desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to Registrable Securities (as defined below), as set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

Section 1. Definitions.

(a) As used in this Agreement, the following terms shall have the following meanings:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Financial Officer or principal financial officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) the Company has a bona fide business purpose for not making such information public.

“Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment advisor of, or shares the same management company or investment adviser with, such Person; provided, that, with respect to Apeiron, Apeiron shall mean any of Apeiron’s Affiliates as defined above or any related or controlled fund or sub-fund, partnership or investment vehicle or any general partner, managing limited partner or management company who holds or manages any business of, or whose business is held or managed by, Apeiron or any of its Affiliates.

“Agreement” means this Registration Rights Agreement.

“Apeiron” has the meaning set forth in the Recitals.

“Apeiron Holders” means Apeiron and each of its Affiliates set forth on Schedule I.

“Business Court” has the meaning set forth in Section 13(h).

“Business Day” means any day other than a Saturday, Sund ay or legal holiday on which commercial banks in New York, New York or Austin, Texas are authorized or required by Law to close.

“Common Stock” means the Domesticated Acquiror Class B Common Stock (as defined in the Business Combination Agreement).

“Company” has the meaning set forth in the Preamble and includes the Company’s successors by merger, acquisition, reorganization or otherwise.

“Controlling Person” has the meaning set forth in Section 11(a).

“Covered Person” has the meaning set forth in Section 11(a).

“Demand Registration” has the meaning set forth in Section 3(a).

“Demand Registration Request” has the meaning set forth in Section 3(a).

“Designated Courts” has the meaning set forth in Section 13(h).

“Equity Securities” means shares of Common Stock, shares of any other class of common or preferred stock of the Company and any options, warrants, rights or securities of the Company convertible into or exchangeable for common or preferred stock of the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Federal Court” has the meaning set forth in Section 13(h).

“First Merger” has the meaning set forth in the Recitals.

“Form S-1 Shelf” has the meaning set forth in Section 2(a).

“Form S-3 Shelf” has the meaning set forth in Section 2(a).

“Governmental Entity” means any United States federal, state or local, non-United States, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority (including, for the avoidance of doubt, NASDAQ or NYSE), agency commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction.

“Holders” means the Sponsor, the Sponsor’s Permitted Transferees, Apeiron, Apeiron Holders’ Permitted Transferees, those Persons set forth on Schedule I and each other Person who, after the date of hereof, acquires capital stock of the Company and becomes a party to this Agreement by executing and delivering a joinder to this Agreement in the form attached hereto as Exhibit A, and include any transferee of the Registrable Securities (so long as they remain Registrable Securities) of a Holder permitted under this Agreement and the Lock-Up Agreement.

“Law” means any federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, registration, standard, judgment, determination, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license or permit of any Governmental Entity.

“Lock-Up Agreement” means (a) the Sponsor Equity Agreement and (b) that certain Transaction Support Agreement, dated as of November 26, 2025, by Apeiron.

“Original RRA” has the meaning set forth in the Recitals.

“Permitted Transferee” means, with respect to the Apeiron Holders, any Affiliate of the Apeiron Holders, and with respect to Sponsor, any Person beneficially owning any equity interest in Sponsor as of November 26, 2025 and any Affiliate of Sponsor.

“Person” means any individual, firm, corporation (including not for profit), general or limited partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, estate, trust, association, organization, Governmental Entity or instrumentality or other entity of any kind or nature.

“Piggyback Registration” has the meaning set forth in Section 5(a).

“Piggyback Shelf Registration Statement” has the meaning set forth in Section 5(a).

“Piggyback Shelf Takedown” has the meaning set forth in Section 5(a).

“Prospectus” means the prospectus or prospectuses (whether preliminary or final) included in any Registration Statement and relating to Registrable Securities, as amended or supplemented and including all material incorporated by reference in such prospectus or prospectuses.

“Registrable Securities” means, at any time, (a) any shares of Common Stock held or beneficially owned by any Holder, (b) any shares of Common Stock issued or issuable to any Holder upon the conversion, exercise or exchange, as applicable, of any other Equity Securities held or beneficially owned by any Holder and (c) any shares of Common Stock issued or issuable to any Holder with respect to any shares described in clauses (a) and (b) above by way of a stock dividend or stock split or in exchange for or upon conversion of such shares or otherwise in connection with a combination of shares, distribution, recapitalization, merger, consolidation, other reorganization or other similar event (it being understood that, for purposes of this Agreement, a Person shall be deemed to be a Holder of Registrable Securities whenever such Person in its sole discretion has the right to then acquire or obtain from the Company any Registrable Securities, whether or not such acquisition has actually been effected); provided, however, that as to any particular Registrable Securities, such shares shall cease to constitute Registrable Securities when (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement, (ii) such securities shall have ceased to be outstanding, (iii) other than with respect to Registrable Securities held by the Apeiron Holders, such securities may be sold without registration pursuant to Rule 144 or another similar exemption under the Securities Act is available for the sale of such securities during a three-month period without registration, volume, current public information or other restrictions, requirements or limitations under such rules, and when any restrictive legends on such securities have been removed or (iv) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transactions. Notwithstanding anything to the contrary contained herein, a Person shall be deemed to be “holding Registrable Securities” (or words to that effect) under this Agreement if they are a Holder or a permitted transferee of the applicable Registrable Securities (so long as they remain Registrable Securities) of any Holder pursuant to the terms and conditions of this Agreement and the Lock-Up Agreement.

“Registration Expenses” has the meaning set forth in Section 10(a).

“Registration Statement” means any registration statement of the Company under the Securities Act which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, all amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all documents incorporated by reference in such Registration Statement.

“Rule 144” means Rule 144 under the Securities Act or any successor rule thereto.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Selling Expenses” means all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities.

“Shelf Registration” has the meaning set forth in Section 2(a).

“Shelf Registration Statement” has the meaning set forth in Section 2(a).

“Shelf Takedown” has the meaning set forth in Section 2(d).

“Sponsor” has the meaning set forth in the Recitals.

“Sponsor Equity Agreement” means that certain Sponsor Equity Agreement, dated as of November 26, 2025, by and between Apeiron and Sponsor.

“Suspension” has the meaning set forth in Section 7.

“underwritten offering” means a registered offering of securities conducted by one or more underwriters pursuant to the terms of an underwriting agreement.

“Underwritten Shelf Takedown” has the meaning set forth in Section 2(e).

“Underwritten Shelf Takedown Notice” has the meaning set forth in Section 2(e).

(b) In addition to the above definitions, unless the context requires otherwise:

(i) any reference to any statute, regulation, rule or form as of any time shall mean such statute, regulation, rule or form as amended or modified and shall also include any successor statute, regulation, rule or form, as amended, from time to time;

(ii) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, in each case notwithstanding the absence of any express statement to such effect, or the presence of such express statement in some contexts and not in others;

(iii) the table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement;

(iv) words such as “herein”, “hereof”, “hereinafter” and “hereby” when used in this Agreement refer to this Agreement as a whole;

(v) the word “if” and other words of similar import when and used herein shall be deemed in each case to be followed by the phrase “and only if”;

(vi) the term “or” means “and/or” unless clearly indicated otherwise, including by use of “either”;

(vii) “any” means “any one, more than one, or all”; and

(viii) references to “dollars” and “$” mean United States dollars.

Section 2. Shelf Registration.

(a) Filing. The Company shall, as soon as practicable after the date hereof, prepare and file with the SEC a Registration Statement on Form S-1 (the “Form S-1 Shelf”) or the then appropriate form for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor rule thereto (a “Shelf Registration Statement”) that covers all Registrable Securities then outstanding for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (a “Shelf Registration”). Following the filing on a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf to a Registration Statement on Form S-3 (the “Form S-3 Shelf”) as soon as practicable after the Company is eligible to use a Form S-3.

(b) Effectiveness. The Company shall use its commercially reasonable efforts to (i) cause the Shelf Registration Statement filed pursuant to Section 2(a) to be declared effective by the SEC or otherwise become effective under the Securities Act as promptly as practicable after the filing thereof and (ii) keep such Shelf Registration Statement continuously effective and in compliance with the Securities Act and useable for the resale of Registrable Securities until such time as there are no Registrable Securities remaining, including by filing successive replacement or renewal Shelf Registration Statements upon the expiration of such Shelf Registration Statement.

(c) Additional Registrable Securities; Additional Selling Stockholders. At any time and from time to time that a Shelf Registration Statement is effective, if a Holder of Registrable Securities requests (i) the registration under the Securities Act of additional Registrable Securities pursuant to such Shelf Registration Statement or (ii) that such Holder be added as a selling stockholder in such Shelf Registration Statement, the Company shall as promptly as practicable amend or supplement the Shelf Registration Statement to cover such additional Registrable Securities and/or Holder.

(d) Right to Effect Shelf Takedowns. Each Holder shall be entitled, at any time and from time to time when a Shelf Registration Statement is effective, to sell any or all of the Registrable Securities covered by such Shelf Registration Statement (a “Shelf Takedown”). A Holder shall give the Company prompt written notice of the consummation of a Shelf Takedown.

(e) Underwritten Shelf Takedowns. A Holder intending to effect a Shelf Takedown shall be entitled to request, by written notice to the Company (an “Underwritten Shelf Takedown Notice”), that the Shelf Takedown be an underwritten offering (an “Underwritten Shelf Takedown”). The Underwritten Shelf Takedown Notice shall specify the number of Registrable Securities intended to be offered and sold by such Holder pursuant to the Underwritten Shelf Takedown. Promptly after receipt of an Underwritten Shelf Takedown Notice (but in any event within two Business Days), the Company shall give written notice of the requested Underwritten Shelf Takedown to all other Holders of Registrable Securities and shall include in such Underwritten Shelf Takedown, subject to Section 4, all Registrable Securities that are then covered by the Shelf Registration Statement and with respect to which the Company has received a written request for inclusion therein from a Holder no later than five Business Days after the date of the Company’s notice. The Company shall not be required to facilitate an Underwritten Shelf Takedown unless the reasonably expected aggregate gross proceeds from such offering are at least $50 million and shall not be required to effect more than two Underwritten Shelf Takedowns in any 12-month period; provided, however, that if an Underwritten Shelf Takedown is commenced but terminated prior to the pricing thereof for any reason, such Underwritten Shelf Takedown will not be counted as an Underwritten Shelf Takedown pursuant to this Section 2.

(f) Selection of Underwriters. The Holder requesting an Underwritten Shelf Takedown shall have the right to select managing underwriter(s) to administer such Underwritten Shelf Takedown; provided that such managing underwriter(s) are reasonably acceptable to the Company.

Section 3. Demand Registrations.

(a) Right to Demand Registrations. Subject to the expiration of any applicable lock-up period set forth in an applicable Lock-Up Agreement, any Holder may, by providing written notice to the Company, request to sell all or part of its Registrable Securities pursuant to a Registration Statement separate from a Shelf Registration Statement (a “Demand Registration”). Each request for a Demand Registration (a “Demand Registration Request”) shall specify the number of Registrable Securities intended to be offered and sold by such Holder pursuant to the Demand Registration and the intended method of distribution thereof, including whether it is intended to be an underwritten offering. Promptly (but in any event within three Business Days) after receipt of a Demand Registration Request, the Company shall give written notice of the Demand Registration Request to all other Holders of Registrable Securities. As promptly as practicable and no later than ten Business Days after receipt of a Demand Registration Request, the Company shall register all Registrable Securities (i) that have been requested to be registered in the Demand Registration Request and (ii) subject to Section 4, with respect to which the Company has received a written request for inclusion in the Demand Registration from a Holder no later than five Business Days after the date on which the Company has given notice to Holders of the Demand Registration Request. The Company shall use its commercially reasonable efforts to cause the Registration Statement filed pursuant to this Section 3(a) to be declared effective by the SEC or otherwise become effective under the Securities Act as promptly as practicable after the filing thereof. A Demand Registration shall be effected by way of a Registration Statement on Form S-3 or any similar short-form registration statement to the extent the Company is permitted to use such form at such time. The Company shall not be required to effect a Demand Registration unless the reasonably expected aggregate gross proceeds from the offering of the Registrable Securities to be registered in connection with such Demand Registration are at least $50 million and shall not be required to effect more than two Demand Registrations in any 12-month period.

(b) Number of Demand Registrations. Subject to Section 3(a), each Holder shall be entitled to request up to two Demand Registrations (which, for the avoidance of doubt, shall be in addition to any Shelf Registration pursuant to Section 2) during any 12-month period; provided, however, that a registration shall not count as a Demand Registration for this purpose unless and until a Form S-1 or any similar long-form registration statement that may be available at such time (“Form S-1”) has become effective and the Holders of Registrable Securities are able to register and sell all of the Registrable Securities requested to be included in such registration.

(c) Withdrawal. A Holder may, by written notice to the Company, withdraw its Registrable Securities from a Demand Registration at any time prior to the effectiveness of the applicable Registration Statement. Upon receipt of notices from all applicable Holders to such effect, the Company shall cease all efforts to seek effectiveness of the applicable Registration Statement, unless the Company intends to effect a primary offering of securities pursuant to such Registration Statement.

(d) Selection of Underwriters. If a Demand Registration is an underwritten offering, the Holder requesting such Demand Registration shall have the right to select the managing underwriter(s) to administer such Demand Registration; provided, that such managing underwriter(s) are reasonably acceptable to the Company.

Section 4. Inclusion of Other Securities; Priority. Other than any Equity Securities proposed to be sold for the account of the Company, the Company shall not include in any Demand Registration or Shelf Takedown any securities that are not Registrable Securities without the prior written consent of the Holder(s) of the Registrable Securities participating in such Demand Registration or Shelf Takedown (such consent not to be unreasonably withheld, conditioned or delayed). If a Demand Registration or Shelf Takedown involves an underwritten offering and the managing underwriters of such offering advise the Company and the Holders in writing that, in their opinion, the number of Equity Securities proposed to be included in such Demand Registration or Underwritten Shelf Takedown, including all Registrable Securities and all other Equity Securities proposed to be included in such offering, exceeds the number of Equity Securities that can reasonably be expected to be sold in such offering without adversely affecting the success of the offering (including the price, timing or distribution of the securities to be sold in such offering), the Company shall include in such Demand Registration or Underwritten Shelf Takedown: (a) first, the Registrable Securities proposed to be sold by the Company or the Holders in such offering; and (b) second, any Equity Securities proposed to be included therein by any other Persons (including Equity Securities to be sold for the account of any other holders of Equity Securities), allocated, in the case of this clause (b), among such Persons in such manner as the Company may determine. If more than one Holder is participating in such Demand Registration or Underwritten Shelf Takedown and the managing underwriters of such offering determine that a limited number of Registrable Securities may be included in such offering without reasonably being expected to adversely affect the success of the offering (including the price, timing or distribution of the securities to be sold in such offering), then the Registrable Securities that are included in such offering shall be allocated pro rata among the participating Holders and the Company on the basis of the number of Registrable Securities initially requested to be sold by each such Holder and the Company in such offering.

Section 5. Piggyback Registrations.

(a) Whenever the Company proposes to register any Equity Securities under the Securities Act (other than a registration (i) pursuant to a Registration Statement on Form S-8 (or other registration solely relating to an offering or sale to employees or directors of the Company pursuant to any employee stock plan or other employee benefit arrangement), (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) in connection with any dividend or distribution reinvestment or similar plan, or (iv) for resale pursuant to a Registration Statement for securities offered to third parties as acquisition consideration in a private transaction to which Rule 145 would apply but for the private placement exemption), whether for its own account or for the account of one or more stockholders of the Company (other than the Holders of Registrable Securities) (a “Piggyback Registration”), the Company shall give prompt written notice to each Holder of Registrable Securities of its intention to effect such a registration (but in no event less than ten Business Days prior to the proposed date of filing of the applicable Registration Statement) and, subject to Sections 5(b) and 5(c), shall include in such Registration Statement on the same terms and conditions as any similar Equity Securities included in such Registration Statement and in any offering of Equity Securities to be made pursuant to such Registration Statement that number of Registrable Securities requested to be sold in such offering by such Holder for the account of such Holder in accordance with the intended method(s) of distribution thereof, provided that the Company has received a written request for inclusion therein from such Holder no later than five Business Days after the date on which the Company has given notice of the Piggyback Registration to Holders. The Company may terminate or withdraw a Piggyback Registration prior to the effectiveness of such registration at any time in its sole discretion. If a Piggyback Registration is effected pursuant to a Registration Statement on Form S-3 or the then appropriate form for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor rule thereto (a “Piggyback Shelf Registration Statement”), the Holders of Registrable Securities shall be notified by the Company of and shall have the right, but not the obligation, to participate in any offering pursuant to such Piggyback Shelf Registration Statement (a “Piggyback Shelf Takedown”), subject to the same limitations that are applicable to any other Piggyback Registration as set forth above.

(b) Priority on Primary Piggyback Registrations. If a Piggyback Registration or Piggyback Shelf Takedown is initiated as a primary underwritten offering on behalf of the Company and the managing underwriters of the offering advise the Company in writing that, in their opinion, the number of Equity Securities proposed to be included in such offering, including all Registrable Securities and all other Equity Securities proposed to be included in such offering, exceeds the number of Equity Securities that can reasonably be expected to be sold in such offering without adversely affecting the success of the offering (including the price, timing or distribution of the securities to be sold in such offering), the Company shall include in such Piggyback Registration or Piggyback Shelf Takedown: (i) first, the Equity Securities that the Company proposes to sell in such offering; and (ii) second, any Equity Securities proposed to be included in such offering by any other Person to whom the Company has a contractual obligation to facilitate such offering (including any Registrable Securities requested to be included therein by a Holder), allocated, in the case of this clause (ii), pro rata among such Persons on the basis of the number of Equity Securities initially proposed to be included by each such Person in such offering, up to the number of Equity Securities, if any, that the managing underwriters determine can be included in the offering without reasonably being expected to adversely affect the success of the offering (including the price, timing or distribution of the securities to be offered in such offering).

(c) Priority on Secondary Piggyback Registrations. If a Piggyback Registration or a Piggyback Shelf Takedown is initiated as an underwritten offering on behalf of a holder of Equity Securities to whom the Company has a contractual obligation to facilitate such offering, other than a Holders of Registrable Securities, and the managing underwriters of the offering advise the Company in writing that, in their opinion, the number of Equity Securities proposed to be included in such offering, including all Registrable Securities and all other Equity Securities requested to be included in such offering, exceeds the number of Equity Securities which can reasonably be expected to be sold in such offering without adversely affecting the success of the offering (including the price, timing or distribution of the securities to be sold in such offering), the Company shall include in such Piggyback Registration or Piggyback Shelf Takedown: (i) first, the Equity Securities that the Person demanding the offering pursuant to such contractual right proposes to sell in such offering; and (ii) second, any Equity Securities proposed to be sold for the account of the Company in such offering, any Registrable Securities requested to be included in such offering by a Holder and any Equity Securities proposed to be included in such offering by any other Person to whom the Company has a contractual obligation to facilitate such offering, allocated, in the case of this clause (ii), pro rata among the Company, such Holders and such Persons on the basis of the number of Equity Securities initially proposed to be included by the Company, each such Holder and each such other Person in such offering, up to the number of Equity Securities, if any, that the managing underwriters determine can be included in the offering without reasonably being expected to adversely affect the success of the offering (including the price, timing or distribution of the securities to be offered in such offering).

(d) Selection of Underwriters. If a Piggyback Registration or Piggyback Shelf Takedown is initiated as a primary underwritten offering on behalf of the Company, the Company shall have the right to select the managing underwriter(s) to administer such underwritten offering.

Section 6. Holdback Agreements.

(a) Holders of Registrable Securities. Each Holder of Registrable Securities that holds or beneficially owns at least 5% of the outstanding Common Stock agrees that in connection with any registered underwritten offering of Common Stock, and upon request from the managing underwriter(s) for such offering, such Holder shall not, without the prior written consent of such managing underwriter(s), during such period as is reasonably requested by the managing underwriter(s) (which period shall in no event be longer than three days prior to and 90 days after the pricing of such offering), transfer, directly or indirectly, any Registrable Securities. The foregoing provisions of this Section 6(a) shall not apply to offers or sales of Registrable Securities that are included in an offering pursuant to Sections 2, 3, 4 or 5 of this Agreement and shall be applicable to the Holders of Registrable Securities only if, for so long as and to the extent that the Company, the directors and executive officers of the Company, each selling stockholder included in such offering and each other Person holding or beneficially owning at least 5% of the outstanding Common Stock are subject to the same restrictions. Each Holder of Registrable Securities agrees to execute and deliver such other agreements as may be reasonably requested by the managing underwriter(s) that are consistent with the foregoing provisions of this Section 6(a) and are necessary to give further effect thereto.

(b) The Company. To the extent requested by the managing underwriter(s) for the applicable offering, the Company shall not effect any sale registered under the Securities Act or other public distribution of Equity Securities during the period commencing three days prior to and ending 90 days after the pricing of an underwritten offering pursuant to Sections 2, 3 or 5 of this Agreement, other than a registration (i) pursuant to a Registration Statement on Form S-8 (or other registration solely relating to an offering or sale to employees or directors of the Company pursuant to any employee stock plan or other employee benefit arrangement), (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) in connection with any dividend or distribution reinvestment or similar plan or (iv) pursuant to a Registration Statement for securities offered to third parties as acquisition consideration in a private transaction to which Rule 145 would apply but for the private placement exemption.

Section 7. Suspensions. The Company shall be entitled to delay or suspend the filing, effectiveness or use of a Registration Statement or Prospectus (a “Suspension”) if the board of directors of the Company determines in good faith that (a) proceeding with the filing, effectiveness or use of such Registration Statement or Prospectus would reasonably be expected to require the Company to make an Adverse Disclosure or (b) the registration or offering proposed to be delayed or suspended would reasonably be expected to, if not delayed or suspended, have a material adverse effect on any pending negotiation or plan of the Company to effect a merger, acquisition, disposition, financing, reorganization, recapitalization or other similar transaction, in each case that, if consummated, would be material to the Company; provided, that the Company shall not be entitled to exercise a Suspension (i) more than three times during any 12-month period or (ii) for a period exceeding 60 days on any one occasion. Each Holder who is notified by the Company of a Suspension pursuant to this Section 7 shall keep the existence of such Suspension confidential and shall immediately discontinue (and direct any other Person making offers or sales of Registrable Securities on behalf of such Holder to immediately discontinue) offers and sales of Registrable Securities pursuant to such Registration Statement or Prospectus until such time as it is advised in writing by the Company that the use of the Registration Statement or Prospectus may be resumed and, if applicable, is furnished by the Company with a supplemented or amended Prospectus as contemplated by Section 8(g). If the Company delays or suspends a Demand Registration, the Holder that initiated such Demand Registration shall be entitled to withdraw its Demand Registration Request and, if it does so, such Demand Registration Request shall not count against the limitation on the number of such Holder’s Demand Registrations set forth in Section 3(b).

Section 8. Registration Procedures. If and whenever the Company is required to effect the registration of any Registrable Securities pursuant to this Agreement, the Company shall use its commercially reasonable efforts to effect and facilitate the registration, offering and sale of such Registrable Securities in accordance with the intended method of disposition thereof as promptly as is practicable and, pursuant thereto, the Company shall as expeditiously as practicable and as applicable:

(a) prepare and file with the SEC a Registration Statement with respect to such Registrable Securities, make all required filings required in connection therewith and (if the Registration Statement is not automatically effective upon filing) use its commercially reasonable efforts to cause such Registration Statement to become effective as promptly as practicable; provided that before filing a Registration Statement or any amendments or supplements thereto, the Company shall furnish to counsel to the Holders for such registration copies of all documents proposed to be filed, which documents shall be subject to review by counsel to the Holders at the Company’s expense, and give the Holders participating in such registration an opportunity to comment on such documents and keep such Holders reasonably informed as to the registration process;

(b) prepare and file with the SEC such amendments and supplements to any Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective until all of the Registrable Securities covered by such Registration Statement have been disposed of and comply with the applicable requirements of the Securities Act with respect to the disposition of the Registrable Securities covered by such Registration Statement;

(c) furnish to each Holder participating in the registration, without charge, such number of copies of the Prospectus included in such Registration Statement (including each preliminary Prospectus) and any supplement thereto (in each case including all exhibits thereto and all documents incorporated by reference therein) and such other documents as such Holder may reasonably request, including in order to facilitate the disposition of the Registrable Securities owned by such Holder;

(d) use its commercially reasonable efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such U.S. jurisdiction(s) as any Holder participating in the registration or any managing underwriter reasonably requests and do any and all other acts and things that may be necessary or reasonably advisable to enable such Holder and each underwriter, if any, to consummate the disposition of such Holder’s Registrable Securities in such jurisdiction(s); provided, that the Company shall not be required to qualify generally to do business, subject itself to taxation or consent to general service of process in any jurisdiction where it would not otherwise be required to do so but for its obligations pursuant to this Section 8(d);

(e) use its commercially reasonable efforts to cause all Registrable Securities covered by any Registration Statement to be registered with or approved by such other Governmental Entities as may be necessary or reasonably advisable in light of the business and operations of the Company to enable each Holder participating in the registration to consummate the disposition of such Registrable Securities in accordance with the intended method or methods of disposition thereof;

(f) promptly notify each Holder participating in the registration and the managing underwriters of any underwritten offering:

(i) each time when the Registration Statement, any pre-effective amendment thereto, the Prospectus or any Prospectus supplement or any post-effective amendment to the Registration Statement has been filed and, with respect to the Registration Statement or any post-effective amendment thereto, when the same has become effective;

(ii) of any oral or written comments by the SEC or of any request by the SEC for amendments or supplements to the Registration Statement or the Prospectus or for any additional information regarding such Holder;

(iii) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceedings for any such purpose; and

(iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction;

(g) notify each Holder participating in such registration, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the occurrence of any event that would cause the Prospectus included in such Registration Statement to contain an untrue statement of a material fact or to omit any fact necessary to make the statements made therein not misleading in light of the circumstances under which they were made, and, as promptly as practicable, prepare, file with the SEC and furnish to such Holder a reasonable number of copies of a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus will not contain any untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading in light of the circumstances under which they were made;

(h) in the event of the issuance of any stop order suspending the effectiveness of a Registration Statement, any order suspending or preventing the use of any related Prospectus or any suspension of the qualification or exemption from qualification of any Registrable Securities for sale in any jurisdiction, use its commercially reasonable efforts to promptly obtain the withdrawal or lifting of any such order or suspension;

(i) not file or make any amendment to any Registration Statement with respect to any Registrable Securities, or any amendment of or supplement to the Prospectus used in connection therewith, that refers to any Holder covered thereby by name or otherwise identifies such Holder as the holder of any securities of the Company without the consent of such Holder (such consent not to be unreasonably withheld or delayed), unless and to the extent such disclosure is required by law; provided, that (i) each Holder shall furnish to the Company in writing such information regarding itself and the distribution proposed by it as the Company may reasonably request for use in connection with a Registration Statement or Prospectus and (ii) each Holder agrees to notify the Company as promptly as practicable of any inaccuracy or change in information previously furnished to the Company by such Holder or of the occurrence of any event that would cause the Prospectus included in such Registration Statement to contain an untrue statement of a material fact regarding such Holder or the distribution of such Registrable Securities or to omit to state any material fact regarding such Holder or the distribution of such Registrable Securities required to be stated therein or necessary to make the statements made therein not misleading in light of the circumstances under which they were made and to furnish to the Company, as promptly as practicable, any additional information required to correct and update the information previously furnished by such Holder such that such Prospectus shall not contain any untrue statement of a material fact regarding such Holder or the distribution of such Registrable Securities or omit to state a material fact regarding such Holder or the distribution of such Registrable Securities necessary to make the statements therein not misleading in light of the circumstances under which they were made;

(j) cause such Registrable Securities to be listed on each securities exchange on which the Common Stock is then listed or, if the Common Stock is not then listed on any securities exchange, use its commercially reasonable efforts to cause such Registrable Securities to be listed on a national securities exchange selected by the Company after consultation with the Holders participating in such registration;

(k) provide a transfer agent and registrar (which may be the same entity) for all such Registrable Securities not later than the effective date of such Registration Statement;

(l) make available for inspection by any Holder participating in the registration, any underwriter participating in any underwritten offering pursuant to such Registration Statement and any attorney, accountant or other agent retained by any such Holder or underwriter, all corporate documents, financial and other records relating to the Company and its business reasonably requested by such Holder or underwriter, cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by any such Holder, underwriter, attorney, accountant or agent in connection with such registration or offering and make senior management of the Company and the Company’s independent accountants available for customary due diligence and drafting sessions; provided, that any Person gaining access to information or personnel of the Company pursuant to this Section 8(l) shall (i) reasonably cooperate with the Company to limit any resulting disruption to the Company’s business and (ii) protect the confidentiality of any information regarding the Company which the Company determines in good faith to be confidential and of which determination such Person is notified, unless such information (A) is or becomes known to the public without a breach of this Agreement, (B) is or becomes available to such Person on a non-confidential basis from a source other than the Company, (C) is independently developed by such Person, (D) is requested or required by a deposition, interrogatory, request for information or documents by a Governmental Entity, subpoena or similar process or (E) is otherwise required to be disclosed by Law;

(m) otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the SEC, and make available to its stockholders, as soon as reasonably practicable, an earnings statement (in a form that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 under the Securities Act or any successor rule thereto) covering the period of at least 12 months beginning with the first day of the Company’s first full fiscal quarter after the effective date of the applicable Registration Statement, which requirement shall be deemed satisfied if the Company timely files complete and accurate information on Forms 10-K, 10-Q and 8-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act or any successor rule thereto;

(n) in the case of an underwritten offering of Registrable Securities, promptly incorporate in a supplement to the Prospectus or a post-effective amendment to the Registration Statement such information as is reasonably requested by the managing underwriter(s) or any Holder participating in such underwritten offering to be included therein, the purchase price for the securities to be paid by the underwriters and any other applicable terms of such underwritten offering, and promptly make all required filings of such supplement or post-effective amendment;

(o) in the case of an underwritten offering of Registrable Securities, enter into such customary agreements (including underwriting and lock-up agreements in customary form) and take all such other customary actions as any Holder participating in such offering or the managing underwriter(s) of such offering reasonably requests in order to expedite or facilitate the disposition of such Registrable Securities;

(p) obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Shelf Takedown which the participating Holders may rely on, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

(q) furnish to each Holder and each underwriter, if any, participating in an offering of Registrable Securities (i) (A) all legal opinions of outside counsel to the Company required to be included in the Registration Statement and (B) a written legal opinion of outside counsel to the Company, dated the closing date of the offering, in form and substance as is customarily given in opinions of outside counsel to the Company to underwriters in underwritten registered offerings; and (ii) (A) obtain all consents of independent public accountants required to be included in the Registration Statement and (B) on the date of the applicable Prospectus, on the effective date of any post-effective amendment to the Registration Statement and at the closing of the offering, dated the respective dates of delivery thereof, a “comfort letter” signed by the Company’s independent public accountants in form and substance as is customarily given in accountants’ letters to underwriters in underwritten registered offerings;

(r) in the case of an underwritten offering of Registrable Securities, make senior management of the Company available, to the extent requested by the managing underwriter(s), to assist in the marketing of the Registrable Securities to be sold in such underwritten offering, including the participation of such members of senior management of the Company in “road show” presentations and other customary marketing activities, including “one-on-one” meetings with prospective purchasers of the Registrable Securities to be sold in such underwritten offering, and otherwise facilitate, cooperate with, and participate in such underwritten offering and customary selling efforts related thereto, in each case to the same extent as if the Company were engaged in a primary underwritten registered offering of its Common Stock; provided, that the Company’s obligation to make senior management available for participation in “road show” presentations shall be limited to no more than two (2) underwritten offerings during any 12-month period; provided, further, that such participation by senior management may be conducted virtually, with no requirement that any member of senior management travel in connection therewith;

(s) cooperate with the Holders of the Registrable Securities to facilitate the timely preparation and delivery of certificates representing the Registrable Securities to be sold pursuant to such Registration Statement free of any restrictive legends and representing such number of shares of Common Stock and registered in such names as the Holders of the Registrable Securities may reasonably request a reasonable period of time prior to sales of Registrable Securities pursuant to such Registration Statement; provided, that the Company may satisfy its obligations hereunder without issuing physical stock certificates through the use of The Depository Trust Company’s Direct Registration System;

(t) not later than the effective date of such Registration Statement, provide a CUSIP number for all Registrable Securities covered thereby and provide the applicable transfer agent with printed certificates for the Registrable Securities in a form eligible for deposit with The Depository Trust Company; provided, that the Company may satisfy its obligations hereunder without issuing physical stock certificates through the use of The Depository Trust Company’s Direct Registration System; and

(u) otherwise use its reasonable best efforts to take or cause to be taken all other actions necessary or reasonably advisable to effect the registration, marketing and sale of such Registrable Securities contemplated by this Agreement.

Section 9. Participation in Underwritten Offerings. No Person may participate in any underwritten offering pursuant to this Agreement unless such Person (a) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements in customary form approved by the Persons entitled under this Agreement to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements; provided, that no Holder of Registrable Securities included in any underwritten offering shall be required to make any representations or warranties to the Company or the underwriters (other than representations and warranties regarding (i) such Holder’s ownership of its Registrable Securities to be sold in such offering, (ii) such Holder’s power and authority to effect such transfer contemplated by the applicable underwritten offering and (iii) such matters pertaining to such Holder’s compliance with securities laws as may be reasonably requested by the managing underwriter(s)) or to undertake any indemnification obligations to the Company or the underwriters with respect thereto, except to the extent otherwise provided in Section 11 hereof.

Section 10. Registration Expenses.

(a) The Company shall pay directly or promptly reimburse all costs, fees and expenses (other than Selling Expenses) incident to the Company’s performance of or compliance with this Agreement, including: (i) all SEC, FINRA and other registration and filing fees; (ii) all fees and expenses associated with filings to be made with, or the listing of any Registrable Securities on, any securities exchange or over-the-counter trading market on which the Registrable Securities are to be listed or quoted; (iii) all fees and expenses of complying with securities and blue sky laws (including fees and disbursements of counsel for the Company in connection therewith); (iv) all printing, messenger, telephone and delivery expenses (including the cost of distributing Prospectuses in preliminary and final form as well as any supplements thereto); (v) all fees and expenses incurred in connection with any “road show” for underwritten offerings; (vi) all transfer agent’s and registrar’s fees; (vii) all fees and expenses of counsel to the Company; (viii) all fees and expenses of the Company’s independent public accountants (including any fees and expenses arising from any special audits or “comfort letters”) and any other Persons retained by the Company in connection with or incident to any registration of Registrable Securities pursuant to this Agreement; and (ix) all fees and expenses of underwriters (other than Selling Expenses) customarily paid by the issuers or sellers of securities (all such costs, fees and expenses, “Registration Expenses”). Each Holder shall pay the fees and expenses of any counsel engaged by such Holder and shall bear its respective Selling Expenses associated with a registered sale of its Registrable Securities pursuant to this Agreement.

(b) The obligation of the Company to bear and pay the Registration Expenses shall apply irrespective of whether a registration, once properly demanded or requested, becomes effective or is withdrawn or suspended; provided, that the Registration Expenses for any Registration Statement withdrawn solely at the request of one or more Holder(s) (unless withdrawn following commencement of a Suspension) shall be borne by such Holder(s).

Section 11. Indemnification; Contribution.

(a) The Company shall, to the fullest extent permitted by Law, indemnify and hold harmless each Holder of Registrable Securities, any Person who is or might be deemed to be a “controlling person” of the Company or any of its subsidiaries within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each such Person, a “Controlling Person”), their respective direct and indirect general and limited partners, advisory board members, directors, officers, trustees, managers, members, employees, agents, Affiliates and shareholders, and each other Person, if any, who acts on behalf of or controls any such Holder or Controlling Person (each of the foregoing, a “Covered Person”) against any losses, claims, actions, damages, liabilities and expenses, joint or several, to which such Covered Person may become subject under the Securities Act, the Exchange Act, any state blue sky securities laws, any equivalent non-U.S. securities laws or otherwise, insofar as such losses, claims, actions, damages, liabilities or expenses arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in or incorporated by reference in any Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendment thereof or supplement thereto or any document incorporated by reference therein, (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) any violation or alleged violation by the Company of the Securities Act or any other similar federal or state securities laws or any rule or regulation promulgated thereunder applicable to the Company and relating to any action or inaction required of the Company in connection with any registration of securities, and the Company shall reimburse each Covered Person for any legal or other expenses reasonably incurred by such Covered Person in connection with investigating, defending or settling any such loss, claim, action, damage or liability; provided, that the Company shall not be so liable in any such case to the extent that any loss, claim, action, damage, liability or expense arises out of or is based upon any such untrue statement or alleged untrue statement, or omission or alleged omission, made or incorporated by reference in any such Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendment thereof or supplement thereto or any document incorporated by reference therein in reliance upon, and in conformity with, written information prepared and furnished to the Company by such Covered Person expressly for use therein. This indemnity shall be in addition to any liability the Company may otherwise have.

(b) In connection with any registration in which a Holder of Registrable Securities is participating, each such Holder shall furnish to the Company in writing such information as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and shall, to the fullest extent permitted by Law, indemnify and hold harmless the Company, its directors and officers, employees, agents and any Person who is or might be deemed to be a Controlling Person against any losses, claims, actions, damages, liabilities and expenses, joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act, any state blue sky securities laws, any equivalent non-U.S. securities laws or otherwise, insofar as such losses, claims, actions, damages, liabilities or expenses arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendment thereof or supplement thereto or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but, in the case of each of clauses (i) and (ii), only to the extent that such untrue statement or alleged untrue statement, or omission or alleged omission, is made in such Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendment thereof or supplement thereto in reliance upon, and in conformity with, written information prepared and furnished to the Company by such Holder expressly for use therein, and such Holder shall reimburse the Company, its directors and officers, employees, agents and any Person who is or might be deemed to be a Controlling Person for any legal or other expenses reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, action, damage or liability; provided, that the obligation to indemnify pursuant to this Section 11(b) shall be individual and several, not joint and several, for each participating Holder and shall not exceed an amount equal to the net proceeds (after deducting Selling Expenses) actually received by such Holder in the sale of Registrable Securities to which such Registration Statement or Prospectus relates. This indemnity shall be in addition to any liability which such Holder may otherwise have.

(c) Any Person entitled to indemnification hereunder shall give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification; provided, that any failure or delay to so notify the indemnifying party shall not relieve the indemnifying party of its obligations hereunder, except to the extent that the indemnifying party is actually and materially prejudiced by reason of such failure or delay. In case a claim or an action that is subject or potentially subject to indemnification hereunder is brought against an indemnified party, the indemnifying party shall be entitled to participate in and shall have the right, exercisable by giving written notice to the indemnified party as promptly as practicable after receipt of written notice from such indemnified party of such claim or action, to assume, at the indemnifying party’s expense, the defense of any such claim or action, with counsel reasonably acceptable to the indemnified party; provided, that any indemnified party shall continue to be entitled to participate in the defense of such claim or action, with counsel of its own choice, but the indemnifying party shall not be obligated to reimburse the indemnified party for any fees, costs and expenses subsequently incurred by the indemnified party in connection with such defense unless (i) the indemnifying party has agreed in writing to pay such fees, costs and expenses, (ii) the indemnifying party has failed to assume the defense of such claim or action within a reasonable time after receipt of notice of such claim or action, (iii) having assumed the defense of such claim or action, the indemnifying party fails to employ counsel reasonably acceptable to the indemnified party or to pursue the defense of such claim or action in a reasonably vigorous manner, (iv) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest or (v) the indemnified party has reasonably concluded that there may be one or more legal or equitable defenses available to it and/or other any other indemnified party which are different from or additional to those available to the indemnifying party. Subject to the proviso in the foregoing sentence, no indemnifying party shall, in connection with any one claim or action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general circumstances or allegations, be liable for the fees, costs and expenses of more than one firm of attorneys (in addition to any local counsel) for all indemnified parties. The indemnifying party shall not have the right to settle a claim or action for which any indemnified party is entitled to indemnification hereunder without the consent of the indemnified party, and the indemnifying party shall not consent to the entry of any judgment or enter into or agree to any settlement relating to such claim or action unless such judgment or settlement does not impose any admission of wrongdoing or ongoing obligations on any indemnified party and includes as an unconditional term thereof the giving by the claimant or plaintiff therein to such indemnified party, in form and substance reasonably satisfactory to such indemnified party, of a full and final release from all liability in respect of such claim or action. The indemnifying party shall not be liable hereunder for any amount paid or payable or incurred pursuant to or in connection with any judgment entered or settlement effected with the consent of an indemnified party unless the indemnifying party has also consented to such judgment or settlement (such consent not to be unreasonably withheld, conditioned or delayed).

(d) If the indemnification provided for in this Section 11 is held by a court of competent jurisdiction to be unavailable to, or unenforceable by, an indemnified party in respect of any loss, claim, action, damage, liability or expense referred to herein, then the applicable indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, action, damage, liability or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and of the indemnified party, on the other hand, in connection with the statements, omissions or violations which resulted in such loss, claim, action, damage, liability or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party, on the one hand, and of the indemnified party, on the other hand, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, whether the violation of the Securities Act or any other federal or state securities law or rule or regulation promulgated thereunder applicable to the Company and relating to any action or inaction required of the Company in connection with any registration of securities was perpetrated by the indemnifying party or the indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or violation. The parties agree that it would not be just and equitable if contribution pursuant hereto were determined by pro rata allocation or by any other method or allocation that does not take into account the equitable considerations referred to in this Section 11(d). In no event shall the amount which a Holder of Registrable Securities may be obligated to contribute pursuant to this Section 11(d) exceed an amount equal to the net proceeds (after deducting Selling Expenses) actually received by such Holder in the sale of Registrable Securities that gives rise to such obligation to contribute. No indemnified party guilty or liable of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(e) The provisions of this Section 11 shall remain in full force and effect regardless of any investigation made by or on behalf of any indemnified party or any officer, director or controlling person of such indemnified party and shall survive the Transfer of any Registrable Securities by any Holder.

Section 12. Rule 144 Compliance. With a view to making available to the Holders of Registrable Securities the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration, the Company shall:

(a) make and keep public information available, as those terms are understood and defined in Rule 144;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

(c) furnish to any Holder of Registrable Securities, promptly upon request, a written statement by the Company as to its compliance with the reporting requirements of Rule 144 and of the Securities Act and the Exchange Act.

Section 13. Miscellaneous.

(a) No Inconsistent Agreements. The Company represents and warrants that it has not entered into, and agrees that it will not enter into, any agreement with respect to its securities that violates or subordinates or is otherwise inconsistent with the rights granted to the Holders of Registrable Securities under this Agreement.

(b) Other Registration Rights. The Company represents and warrants that there are no other registration rights agreements or agreements with similar terms and conditions that conflict with the terms of this Agreement or give a person, other than a Holder of Registrable Securities, preferential rights in respect to the registration of any securities of the Company for sale or to include such securities of the Company in any registration filed by the Company for the sale of securities for its own account or for the account of any other person.

(c) Adjustments Affecting Registrable Securities. The Company shall not take any action, or permit any change to occur, with respect to its Equity Securities which would materially and adversely affect the ability of the Holders of Registrable Securities to include such Registrable Securities in a registration undertaken pursuant to this Agreement or which would materially and adversely affect the marketability of such Registrable Securities in any such registration (including effecting a stock split or a combination of shares that would reasonably be expected to have such an effect).

(d) Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns and transferees. Neither this Agreement nor any right, benefit, remedy, obligation or liability arising hereunder may be assigned by any party hereto without the prior written consent of the other parties, and any attempted assignment without such consent shall be null and void and of no effect, except that the Company may assign this Agreement at any time in connection with a sale or acquisition of the Company, whether by merger, consolidation, sale of all or substantially all of the Company's assets, or similar transaction, without the consent of the Holders; provided, that the successor or acquiring Person agrees in writing to assume all of the Company’s rights and obligations under this Agreement. Notwithstanding the foregoing, the Apeiron Holders may, without consent from any other party hereto, assign its rights in whole or in part to (x) any Permitted Transferee or (y) any acquiror of Registrable Securities in an amount of at least 1% of the Registrable Securities then-outstanding. Notwithstanding the foregoing, Sponsor may, without consent from any other party hereto, assign its rights in whole or in part to any Permitted Transferee. For the avoidance of doubt, the Company acknowledges and agrees that any Sponsor Securities (as defined in the Sponsor Equity Agreement) acquired by an Apeiron Holder pursuant to the Sponsor Equity Agreement shall, from and following the consummation of such acquisition, constitute Registrable Securities hereunder.

(e) No Third Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and transferees and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement; provided, however, that the parties hereto hereby acknowledge that the Persons set forth in Section 11 shall be express third-party beneficiaries of the obligations of the parties hereto set forth in Section 11.

(f) Remedies; Specific Performance. In the event of a breach or a threatened breach by any party to this Agreement of its obligations under this Agreement, any party injured or to be injured by such breach shall be entitled to specific performance of its rights under this Agreement or to injunctive relief, in addition to being entitled to exercise all rights provided in this Agreement and granted by Law, it being agreed by the parties that the remedy at Law, including monetary damages, for breach of any such provision will be inadequate compensation for any loss and that any defense or objection in any action for specific performance or injunctive relief for which a remedy at Law would be adequate is hereby waived.

(g) No Waivers. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(h) Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Texas, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws in another jurisdiction.

(i) Jurisdiction and Venue. Each of the parties hereto agree that any action or proceeding based upon, arising out of or related to this Agreement or the transactions contemplated hereby shall be brought in the Texas Business Court in the First Business Court Division of the State of Texas (the “Business Court”) (provided, that if the Business Court is not then accepting filings or determines that it lacks jurisdiction, the Parties shall bring such actions or proceedings in the United States District Court for the Northern District of Texas, Dallas Division (the “Federal Court”) or, if the Federal Court lacks jurisdiction, the Parties shall bring such actions or proceedings in the state district court of Dallas County, Texas (together with the Business Court and the Federal Court, the “Designated Courts”)), and each of the parties hereto irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of the Designated Courts in any action or proceeding, (ii) submits to the personal jurisdiction and venue of the Designated Courts, (iii) waives any objection it may now or hereafter have to personal jurisdiction, or claim of improper venue or any claim that such courts are an inconvenient forum, and (iv) agrees not to bring any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Each of the parties hereto hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to its address set forth in Section 13(i), such service to become effective ten days after such mailing. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence process or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any proceeding brought pursuant to this Section 13(h). EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

(j) Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more parties hereto to one or more of the other parties hereto shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the party or parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested, or (c) sent by email; provided, that the email transmission is promptly confirmed by telephone or otherwise. Such communications shall be sent to the respective party at the following street addresses or email addresses or at such other street address or email address for a party as shall be specified for such purpose in a notice given in accordance with this Section 13(i):

If to the Company:

Enhanced Group Inc.

169 Madison Ave, Suite 15101
New York, NY 10016
United States of America
Attention:  Maximilian Martin
Email: legal@enhanced.org

with copies to (which shall not constitute notice):

Sullivan & Cromwell LLP
1 New Fetter Lane
London, EC4A 1AN, England
Attention:  Evan S. Simpson
Email: simpsone@sullcrom.com

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention:  Matthew B. Goodman, Alan J. Fishman
Email: goodmanm@sullcrom.com, fishmana@sullcrom.com

If to Apeiron:

Apeiron Investment Group Limited
66 & 67, Beatrice, Amery Street
Silema, SLM 1707, Malta
Attention:  Jim Simpson
Email: ****

with copies to (which shall not constitute notice):

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

Attention:  Stuart Neuhauser

Email: sneuhauser@egsllp.com

Sullivan & Cromwell LLP
1 New Fetter Lane
London, EC4A 1AN, England
Attention:  Evan S. Simpson
Email: simpsone@sullcrom.com

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention:  Matthew B. Goodman, Alan J. Fishman
Email: goodmanm@sullcrom.com, fishmana@sullcrom.com

If to Sponsor:

A SPAC IV (Holdings) Corp.

The Sun’s Group Center,

29th Floor, 200 Gloucester Road,

Wan Chai, Hong Kong

Attention:  Claudius Tsang

E-Mail: claudius.tsang@aspac.co

with a copy (which shall not constitute notice) to:

Morrison & Foerster

33/F, Edinburgh Tower,

The Landmark,

15 Queen’s Road Central,

Central, Hong Kong

Attention:  Xiaoxi Lin

E-Mail: xlin@mofo.com

250 West 55th Street

New York

NY 10019-9601

United States

Attention:  John Owen

Email: jowen@mofo.com

If to any other Holder, to such address as is designated by such Holder in the counterpart to this Agreement in the form attached hereto as Exhibit A.

(k) Headings. The headings and other captions in this Agreement are for convenience and reference only and shall not constitute a part of this Agreement, nor shall they affect its meaning, construction or effect.

(l) Counterparts. This Agreement may be signed in any number of identical counterparts, each of which shall be deemed an original instrument (including signatures delivered via facsimile or electronic mail) and all of which together shall constitute one and the same instrument. The parties hereto may deliver this Agreement by facsimile or by electronic mail and each party shall be permitted to rely upon the signatures so transmitted to the same extent and effect as if they were original signatures.

(m) Entire Agreement. This Agreement, together with the Lock-Up Agreements, contains the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes and replaces all other prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof.

(n) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(o) Amendments. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, without the prior written consent of the Company and each Holder affected thereby.

(p) Further Assurances. Each party to this Agreement shall cooperate and take such action as may be reasonably requested by another party to this Agreement in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.

(q) Termination. This Agreement shall terminate with respect to any Holder upon such time as such Holder ceases to hold or beneficially own any Registrable Securities, provided that the provisions of Sections 10, 11 and this Section 13 shall survive such termination.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

ENHANCED GROUP INC.

By:
Name:
Title:

A SPAC IV (HOLDINGS) CORP.

By:
Name:
Title:

APEIRON INVESTMENT GROUP LIMITED

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Schedule I1

Cohen and Company Capital Markets, a division of Cohen & Company Securities, LLC

[1]	Note to Draft: Additional holders to come.

Exhibit A

SIGNAUTRE PAGE AND JOINDER AGREEMENT TO

REGISTRATION RIGHTS AGREEMENT

By executing and delivering this Signature Page and Joinder Agreement, the undersigned hereby agrees, effective as of ________, to (a) become a party to that certain Registration Rights Agreement, dated as of [●], 202[6] (as amended, modified or supplemented from time to time in accordance with the terms thereof, the “Registration Rights Agreement”), by and among [●], a Texas corporation, and the other parties thereto and (b) be deemed to be and be bound as a Holder (as defined in the Registration Rights Agreement) with such rights (and related obligations and liabilities) in respect of the Registrable Securities (as defined in the Registration Rights Agreement) being acquired by the undersigned in connection with the execution of this Signature Page and Joinder Agreement and subject to the terms and conditions of the Registration Rights Agreement as if an original party thereto.

[NAME OF TRANSFEREE]

By:
Name:
Title:

Address for Notices:
[●]
Attention:	[●]
Phone:	[●]
Facsimile:	[●]
E-Mail:	[●]

with a copy (which shall not constitute notice) to:

[●]
Attention:	[●]
Phone:	[●]
Facsimile:	[●]
E-Mail:	[●]

Accepted:

ENHANCED GROUP INC.

By:
Name:
Title:

EXHIBIT D

Enhanced GROUP INC.

OMNIBUS INCENTIVE PLAN

as of [●], 202[●]

Article I

GENERAL

1.1 Purpose

The purpose of the Enhanced Group Inc. Omnibus Incentive Plan (as amended from time to time, the “Plan”) is to help the Company Group (as hereinafter defined): (1) attract, retain and motivate key employees (including prospective employees), non-employee directors and consultants of Enhanced Group Inc., a Texas corporation (the “Company”) and its Subsidiaries; (2) align the interests of such persons with the Company’s shareholders; and (3) promote ownership of the Company’s equity. Upon approval of this Plan by the Company’s shareholders, and subject to the consummation of the transactions (the “Enhanced Business Combination”) contemplated in that certain Business Combination Agreement, dated as of November 26, 2025, by and among A Paradise Acquisition Corp., A Paradise Merger Sub I, Inc. and Enhanced Ltd (the “Business Combination Agreement”), the Enhanced Ltd Incentive Plan (the “Prior Plan”) shall be terminated, and no new awards may be granted under the Prior Plan after such date.

1.2 Definitions of Certain Terms

For purposes of this Plan, the following terms have the meanings set forth below:

1.2.1 “Award” means an award granted pursuant to the Plan.

1.2.2 “Award Agreement” means the written document by which each Award is evidenced, and which may but need not be (as determined by the Committee) executed or acknowledged by a Grantee as a condition to receiving an Award or the benefits under an Award, and which sets forth the terms and provisions applicable to Awards granted under the Plan to such Grantee. Any reference herein to an agreement in writing, and acceptance thereof, will be deemed to include an electronic writing, and acceptance thereof, to the extent permitted by applicable law.

1.2.3 “Apeiron” means (a) Apeiron Investment Group, (b) any affiliate or discretionary or managed account of Apeiron Investment Group or (c) any group (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of which the persons described in clause (a) or (b) are members; provided, that in the case of this clause (c), persons in clauses (a) and (b) control a majority of the voting securities of such “group”.

1.2.4 “Board” means the Board of Directors of the Company.

1.2.5 “Cause”: In the case of a Grantee who is a party to an employment, consulting or severance agreement with the Company or any of its Affiliates that contains a definition of “Cause,” the definition set forth in such agreement with respect to the Grantee under such agreement for so long as such agreement remains in effect. In the case of any other Grantee, unless otherwise provided in an Award agreement, the term “Cause” means, with respect to the termination of a Grantee’s Employment, the occurrence of any one or more of the following events: (i) conviction of, or pleading guilty or no contest to, a felony, a gross misdemeanor or any crime involving fraud, dishonesty or moral turpitude; (ii) misconduct or any unlawful act which is or may be expected to be materially injurious or detrimental to the reputation or financial interests of the Company or its Affiliates; (iii) repeated failure to substantially perform his or her duties, as specified by the Company or any of its Affiliates, diligently and in a manner consistent with prudent business practice (other than failure resulting from incapacity due to mental or physical illness or injury or from any authorized time off or leave); (iv) material violation of, or failure or refusal to comply with, the written policies and procedures of the Company or its Affiliates (including any policy regarding engaging in any discriminatory or sexually harassing behavior, or other policies of general applicability relating to the conduct of employees, directors, officers, or consultants of the Company or its Affiliates); (v) attempted commission of, or participation in, a fraud or theft of property of the Company or its Affiliates or any client of the Company or its Affiliates or falsification of documents of the Company or its Affiliates or dishonesty in their preparation; (vi) use of alcohol, illegal drugs, or illegal controlled substances that has a material adverse impact on his or her performance of services for the Company or its Affiliates; (vii) breach of any material provision of any agreement with the Company or its Affiliates, including any non-competition, non-solicitation, non-disparagement or confidentiality provisions, or any other similar restrictive covenants to which the Grantee is or may become a party with the Company or its Affiliates; (viii) commission of, or being subject to, a disqualifying event or condition described in Rule 506(d) of Regulation D of the Securities Act; or (ix) (1) obstruction, (2) attempts to influence, obstruct or impede, or (3) failure to materially cooperate with an investigation authorized by the Board or a self-regulatory organization (an “Investigation”), or such Grantee’s withholding, removal, concealment, destruction, alteration or falsification of any material requested in connection with an Investigation, or attempt to do so or solicitation of another to do so.

1.2.6 “Change in Control” means, except in connection with any initial public offering of the Common Stock (including, for the avoidance of doubt, the Enhanced Business Combination), the occurrence of any of the following events after the completion of the initial public offering of the Company:

(a) any “person” (as such term is defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), is or becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then-outstanding securities eligible to vote for the election of the Board (“Company Voting Securities”); provided, however, that the event described in this paragraph (b) will not be deemed to be a Change in Control by virtue of the ownership or acquisition of Company Voting Securities:  (A) by the Company Group, (B) by any employee benefit plan (or related trust) sponsored or maintained by the Company Group, (C) by any underwriter temporarily holding securities pursuant to an offering of such securities, (D) by Apeiron or (E) pursuant to a Non-Qualifying Transaction (as defined in paragraph (c) of this definition);

(b) the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company that requires the approval of the Company’s shareholders, whether for such transaction or the issuance of securities in the transaction (a “Business Combination”), excluding such a Business Combination with Apeiron, unless immediately following such Business Combination: (A) more than 50% of the total voting power of (x) the entity resulting from such Business Combination (the “Surviving Entity”), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of at least 95% of the voting power, is represented by Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by Shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Business Combination, (B) no person (other than (i) any employee benefit plan (or related trust) sponsored or maintained by the Surviving Entity or the parent or (ii) Apeiron), is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect directors of the parent (or, if there is no parent, the Surviving Entity) (any Business Combination which satisfies all of the criteria specified in (A) and (B) of this paragraph (c) will be deemed to be a “Non-Qualifying Transaction”);

(c) the consummation of a sale of all or substantially all of the Company’s assets (other than to an affiliate of the Company or Apeiron); or

(d) the Company’s shareholders approve a plan of complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, a Change in Control will not be deemed to occur solely because any person acquires beneficial ownership of more than 50% of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company Group which reduces the number of Company Voting Securities outstanding; provided, that if after such acquisition by the Company Group such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control will then occur.

1.2.7 “Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto, and the applicable rulings and regulations thereunder.

1.2.8 “Committee” has the meaning set forth in Section 1.3.1.

1.2.9 “Common Stock” means the Class A common stock of the Company, par value $0.0001 per share, and any other securities or property issued in exchange therefor or in lieu thereof pursuant to Section 1.6.5.

1.2.10 “Company Group” means the Company and any Subsidiary, and any successor entity thereto.

1.2.11 “Company Voting Securities” has the meaning provided in the definition of Change in Control.

1.2.12 “Consent” has the meaning set forth in Section 3.3.2.

1.2.13 “Consultant” means any individual (other than a non-employee Director) that provides bona fide consulting or advisory services to the Company Group.

1.2.14 “Covered Person” has the meaning set forth in Section 1.3.4.

1.2.15 “Director” means a member of the Board.

1.2.16 “Effective Date” has the meaning set forth in Section 3.24.

1.2.17 “Employee” means a regular, active employee and/or a prospective employee of the Company Group, but not including a non-employee Director.

1.2.18 “Employment” means a Grantee’s performance of services for the Company Group, as determined by the Committee. The terms “employ” and “employed” will have their correlative meanings. The Committee in its sole discretion may determine (a) whether and when a Grantee’s leave of absence results in a termination of Employment, (b) whether and when a change in a Grantee’s association with the Company Group results in a termination of Employment, and (c) the impact, if any, of any such leave of absence or change in association on outstanding Awards. Unless expressly provided otherwise, any references in the Plan or any Award Agreement to a Grantee’s Employment being terminated will include both voluntary and involuntary terminations.

1.2.19 “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor thereto, and the applicable rules and regulations thereunder.

1.2.20 “Fair Market Value” means, with respect to a Share, the closing price reported for the Common Stock on the applicable date as reported on the Nasdaq Global Select Market or, if not so reported, as determined in accordance with a valuation methodology approved by the Committee, unless determined as otherwise specified herein. For purposes of the grant of any Award, the applicable date will be the trading day on which the Award is granted or, if the date the Award is granted is not a trading day, the trading day immediately prior to the date the Award is granted. For purposes of the exercise of any Award, the applicable date is the date a notice of exercise is received by the Company or, if such date is not a trading day, the trading day immediately following the date a notice of exercise is received by the Company.

1.2.21 “Good Reason” means (a) with respect to a Grantee employed pursuant to a written employment agreement which agreement includes a definition of “Good Reason,” “Good Reason” as defined in that agreement or (b) with respect to any other Grantee, the occurrence of any of the following in the absence of the Grantee’s written consent: (i) any material and adverse change in the Grantee’s position or authority with the Company Group as in effect immediately before a Change in Control, other than an isolated and insubstantial action not taken in bad faith and which is remedied by the Company Group within 30 days after receipt of notice thereof given by the Grantee; (ii) the transfer of the Grantee’s primary work site to a new primary work site that is more than 50 miles from the Grantee’s primary work site in effect immediately before a Change in Control; or (iii) a diminution of the Grantee’s base salary in effect immediately before a Change in Control by more than 10%, unless such diminution applies generally to similarly situated employees. If the Grantee does not deliver to the Company Group a written notice of termination within 60 days after the Grantee has knowledge that an event constituting Good Reason has occurred, the event will no longer constitute Good Reason. In addition, the Grantee must give the Company Group 30 days to cure the event constituting Good Reason and resign for Good Reason within 30 days after the end of such cure period.

1.2.22 “Grantee” means an Employee, Director or Consultant who receives an Award.

1.2.23 “Incentive Stock Option” means a stock option to purchase Shares that is intended to be an “incentive stock option” within the meaning of Sections 421 and 422 of the Code, as now constituted or subsequently amended, or pursuant to a successor provision of the Code, and which is designated as an Incentive Stock Option in the applicable Award Agreement.

1.2.24 “Non-Qualifying Transaction” has the meaning provided in the definition of Change in Control.

1.2.25 “Other Stock-Based or Cash-Based Awards” has the meaning set forth in Section 2.8.

1.2.26 “Performance Goals” means the performance goals established by the Committee in connection with the grant of Awards.

1.2.27 “Plan” has the meaning set forth in Section 1.1.

1.2.28 “Plan Action” has the meaning set forth in Section 3.3.1.

1.2.29 “Section 409A” means Section 409A of the Code, including any amendments or successor provisions to that section, and any regulations and other administrative guidance thereunder, in each case as they may be from time to time amended or interpreted through further administrative guidance.

1.2.30 “Securities Act” means the Securities Act of 1933, as amended from time to time, or any successor thereto, and the applicable rules and regulations thereunder.

1.2.31 “Share Reserve” has the meaning set forth in Section 1.6.1.

1.2.32 “Shares” means shares of Common Stock.

1.2.33 “Subsidiary” means any corporation, partnership, limited liability company or other legal entity in which the Company, directly or indirectly, owns stock or other equity interests possessing 25% or more of the total combined voting power of all classes of the then-outstanding stock or other equity interests.

1.2.34 “Surviving Entity” has the meaning provided in the definition of Change in Control.

1.2.35 “Ten Percent Shareholder” means a person owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company and of any Subsidiary or parent corporation of the Company.

1.2.36 “Treasury Regulations” means the regulations promulgated under the Code by the United States Treasury Department, as amended.

1.3 Administration

1.3.1 The Compensation Committee of the Board (as constituted from time to time, and including any successor committee, the “Committee”) will administer the Plan. In particular, the Committee will have the authority in its sole discretion to:

(a) exercise all of the powers granted to it, and make all determinations, under the Plan;

(b) construe, interpret and implement and correct any defect, supply any omission and reconcile any inconsistency in the Plan and all Award Agreements and determine disputed facts related thereto; provided, that, with respect to all claims or disputes arising out of any determination of the Committee that materially adversely affects a Grantee’s Award, (1) the affected Grantee shall file a written claim with the Committee for review, explaining the reasons for such claim, and (2) the Committee’s decision must be written and must explain the decision;

(c) prescribe, amend and rescind rules and regulations relating to the Plan, including rules governing the Committee’s own operations;

(d) grant, or recommend to the Board for approval to grant, Awards and determine who will receive Awards, when such Awards will be granted and the terms of such Awards;

(e) amend the Plan or any outstanding Award Agreement in any respect including, without limitation, to:

(1)	accelerate the time or times at which the Award becomes vested or unrestricted or may be exercised or waive or amend any vesting terms,

(2)	accelerate the time or times at which Shares are delivered under the Award (and, without limitation on the Committee’s rights, in connection with such acceleration, the Committee may provide that any Shares delivered pursuant to such Award will be restricted Shares, which are subject to vesting, transfer, forfeiture or repayment provisions similar to those in the Grantee’s underlying Award),

(3)	waive or amend any goals, restrictions, vesting provisions or conditions set forth in such Award Agreement, or impose new goals, restrictions, vesting provisions and conditions, or

(4)	reflect a change in the Grantee’s circumstances (e.g., a change to part-time employment status or a change in position, duties or responsibilities); and

(f) determine at any time whether, to what extent and under what circumstances and method or methods, subject to Section 3.14,

(1)	Awards may be:

(A)	settled in cash, Shares, other securities, other Awards or other property,

(B)	exercised, or

(C)	canceled, forfeited or suspended,

(2)	Shares, other securities, other Awards or other property and other amounts payable with respect to an Award may be deferred either automatically or at the election of the Grantee thereof or of the Committee,

(3)	Awards may be settled by the Company, any of its Subsidiaries or affiliates or any of their designees, and

(4)	the exercise price for any stock option (other than an Incentive Stock Option, unless the Committee determines that such a stock option will no longer constitute an Incentive Stock Option) or stock appreciation right may be reset.

1.3.2 The determination of the Committee on all matters relating to the Plan or any Award Agreement will be entitled to the maximum deference permitted by law and will be final, binding and conclusive and non-reviewable and non-appealable and may be entered as a final judgment in any court having jurisdiction. The Committee may delegate (either generally or specifically) the powers, authorities and discretions conferred on it under this Section 1.3.2 as it deems appropriate in its sole discretion in accordance with applicable law. The Committee may allocate among its members and delegate to any person who is not a member of the Committee, or to any administrative group within the Company Group, any of its powers, responsibilities or duties. In delegating its authority, the Committee will consider the extent to which any delegation may cause Awards to fail to meet the requirements of Rules 16(b)-3(d)(1) or 16(b)-3(e) under the Exchange Act. Except as specifically provided to the contrary, references to the Committee include any administrative group, individual or individuals to whom the Committee has delegated its duties and powers.

1.3.3 Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, grant Awards or administer the Plan. In any such case, the Board will have all of the authority and responsibility granted to the Committee herein.

1.3.4 No member of the Board or Committee or any person to whom the Board or Committee delegates its powers, responsibilities or duties in writing, including by resolution (each such person, a “Covered Person”), will have any liability to any person (including any Grantee) for any action taken or omitted to be taken or any determination made with respect to the Plan or any Award, except as expressly provided by statute. Each Covered Person will be indemnified and held harmless by the Company Group against and from:

(a) any loss, cost, liability or expense (including attorneys’ fees) that may be imposed upon or incurred by such Covered Person in connection with or resulting from any action, suit or proceeding to which such Covered Person may be a party or in which such Covered Person may be involved by reason of any action taken or omitted to be taken under the Plan or any Award Agreement, in each case, in good faith; and

(b) any and all amounts paid by such Covered Person, with the Company Group’s approval, in settlement thereof, or paid by such Covered Person in satisfaction of any judgment in any such action, suit or proceeding against such Covered Person; provided, that the Company Group will have the right, at its own expense, to assume and defend any such action, suit or proceeding and, once the Company Group gives notice of its intent to assume the defense, the Company Group will have sole control over such defense with counsel of the Company Group’s choice.

The foregoing right of indemnification will not be available to a Covered Person to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case, not subject to further appeal, determines that the acts or omissions of such Covered Person giving rise to the indemnification claim resulted from such Covered Person’s bad faith, fraud or willful misconduct. The foregoing right of indemnification will not be exclusive of any other rights of indemnification to which Covered Persons may be entitled under the Company’s articles of incorporation or bylaws, pursuant to any indemnification agreements between such Covered Person and the Company Group, as a matter of law, or otherwise, or any other power that the Company Group may have to indemnify such persons or hold them harmless.

1.4 Persons Eligible for Awards

Awards under the Plan may be made to Employees, Directors and Consultants.

1.5 Types of Awards Under Plan

Awards may be made under the Plan in the form of cash-based or stock-based Awards. Stock-based Awards may be in the form of any of the following, in each case in respect of Common Stock: stock options, stock appreciation rights, restricted Shares, restricted stock units, dividend equivalent rights, options and performance-based awards, and other equity-based or equity-related Awards (as further described in Section 2.8) that the Committee determines to be consistent with the purposes of the Plan and the interests of the Company Group.

1.6 Shares of Common Stock Available for Awards

1.6.1 Common Stock Subject to the Plan. Subject to the other provisions of this Section 1.6, the maximum number of Shares that may be granted under the Plan shall initially be [●]1 Shares (the “Share Reserve”).

[1]	Note to Draft: To equal 5% of the outstanding shares immediately after the Closing of the BCA.

1.6.2 Commencing on January 1, 2027, and on the first day of each calendar year through and including 2036, additional Shares representing five percent (5%) (or such lesser percentage as determined by the Board in its sole discretion prior to such date) of the Company’s outstanding Shares on such date will automatically be added to the Share Reserve; provided, that in no event shall this provision for automatic increase apply on any date that occurs after the tenth (10th) anniversary of the Effective Date without additional shareholder approval.

1.6.3 Shares subject to awards that are assumed, converted or substituted under the Plan as a result of the Company Group’s acquisition of another company (including by way of merger, combination or similar transaction) will not count against the number of Shares that may be granted under the Plan. Available shares under a shareholder-approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for Awards under the Plan and will not reduce the maximum number of Shares available for grant under the Plan, subject to applicable stock exchange requirements.

1.6.4 Replacement of Shares. Shares subject to an Award that is forfeited (including any restricted Shares repurchased by the Company at the same price paid by the Grantee so that such Shares are returned to the Company), expires or is settled for cash (in whole or in part), to the extent of such forfeiture, expiration or cash settlement, will be available for future grants of Awards under the Plan and will be added back in the same number of Shares as were deducted in respect of the grant of such Award. The payment of dividend equivalent rights in cash in conjunction with any outstanding Awards will not be counted against the Shares available for issuance under the Plan. Shares tendered by a Grantee or withheld by the Company in payment of the exercise price of a stock option or to satisfy any tax withholding obligation with respect to an Award will not be counted against the Shares available under the Plan.

1.6.5 Adjustments. The Committee will:

(a) adjust the type of property or securities, including Shares, and the number thereof, authorized pursuant to Section 1.6.1,

(b) adjust the individual Grantee limitations set forth in the Plan;

(c) adjust the number of Shares set forth in Section 2.3.2 that can be issued through Incentive Stock Options, and

(d) adjust any other terms of the Plan and the terms of any outstanding Awards (including, without limitation, the number of Shares covered by each outstanding Award, the type of property or securities to which the Award relates and the exercise or strike price of any Award), in such manner as the Committee deems appropriate (including, without limitation, by payment of cash or other property or securities) to prevent the enlargement or dilution of rights, as a result of any increase or decrease in the number of issued Shares (or issuance of shares of stock or other property or securities other than Shares) resulting from a recapitalization, stock split, reverse stock split, stock dividend, spinoff, split-up, combination, reclassification or exchange of Shares, merger, consolidation, rights offering, separation, reorganization or liquidation or any other change in the corporate structure or Shares, including any extraordinary dividend or extraordinary distribution; provided, that no such adjustment may be made if or to the extent that it would cause an outstanding Award to cease to be exempt from, or to fail to comply with, Section 409A.

Article II
AWARDS UNDER THE PLAN

2.1 Agreements Evidencing Awards

Each Award granted under the Plan will be evidenced by an Award Agreement that will contain such provisions and conditions as the Committee deems appropriate. Unless otherwise provided herein, the Committee may grant Awards in tandem with or, subject to Section 3.14, in substitution for or satisfaction of any other Award or Awards granted under the Plan or any award granted under any other plan of the Company Group. By accepting an Award pursuant to the Plan, a Grantee thereby agrees that the Award will be subject to all of the terms and provisions of the Plan and the applicable Award Agreement.

2.2 No Rights as a Shareholder

No Grantee (or other person having rights pursuant to an Award) will have any of the rights of a shareholder of the Company with respect to Shares subject to an Award until the delivery of such Shares. Except as otherwise provided in Section 1.6.5 or the terms of the Award, no adjustments will be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, Common Stock, other securities or other property) for which the record date is before the date the share certificates for the Shares are delivered, or in the event the Committee elects to use another system, such as book entries by the transfer agent, before the date in which such system evidences the Grantee’s ownership of such Shares.

2.3 Options

2.3.1 Grant. Stock options may be granted to eligible recipients in such number and at such times during the term of the Plan as the Committee may determine.

2.3.2 Incentive Stock Options. At the time of grant, the Committee will determine:

(a) whether all or any part of a stock option granted to an eligible Employee will be an Incentive Stock Option; and

(b) the number of Shares subject to such Incentive Stock Option; provided, however, that:

(1)	the aggregate Fair Market Value (determined as of the time the option is granted) of the stock with respect to which Incentive Stock Options are exercisable for the first time by an eligible Employee during any fiscal year (under all such plans of the Company and of any Subsidiary or parent corporation of the Company) may not exceed $100,000, and

(2)	no Incentive Stock Option (other than an Incentive Stock Option that may be assumed or issued by the Company in connection with a transaction to which Section 424(a) of the Code applies) may be granted to a person who is not eligible to receive an Incentive Stock Option under the Code.

The form of any stock option which is entirely or in part an Incentive Stock Option will clearly indicate that such stock option is an Incentive Stock Option or, if applicable, the number of Shares subject to the Incentive Stock Option. No more than [●]2 Shares (as adjusted pursuant to the provisions of Section 1.6.5) that can be delivered under the Plan may be issued through Incentive Stock Options.

2.3.3 Exercise Price. The exercise price per Share with respect to each stock option will be determined by the Committee but, except as otherwise permitted by Section 1.6.5, may never be less than the Fair Market Value of a Share on the date of grant (or, in the case of an Incentive Stock Option granted to a Ten Percent Shareholder, 110% of the Fair Market Value).

2.3.4 Term of Stock Option. In no event will any stock option be exercisable after the expiration of ten (10) years (or, in the case of an Incentive Stock Option granted to a Ten Percent Shareholder, five (5) years) from the date on which the stock option is granted.

2.3.5 Vesting and Exercise of Stock Option and Payment for Shares. A stock option may vest and be exercised at such time or times and subject to such terms and conditions as will be determined by the Committee at the time the stock option is granted and as set forth in the Award Agreement. Subject to any limitations in the applicable Award Agreement, any Shares not acquired pursuant to the exercise of a stock option on the applicable vesting date may be acquired thereafter at any time before the final expiration of the stock option.

To exercise a stock option, the Grantee must give written notice to the Company specifying the number of Shares to be acquired and accompanied by payment of the full purchase price therefor in cash or by certified or official bank check or in another form as determined by the Company, which may include:

(a) personal check,

(b) Shares, based on the Fair Market Value as of the exercise date,

(c) any other form of consideration approved by the Company and permitted by applicable law, and

(d) any combination of the foregoing.

The Committee may also make arrangements for the cashless exercise of a stock option. Any person exercising a stock option will make such representations and agreements and furnish such information as the Committee may, in its sole discretion, deem necessary or desirable to effect or assure compliance by the Company on terms acceptable to the Company with the provisions of the Securities Act, the Exchange Act and any other applicable legal requirements.

[2]	Note to Draft: To equal the full share reserve.

2.4 Stock Appreciation Rights

2.4.1 Grant. Stock appreciation rights may be granted to eligible recipients in such number and at such times during the term of the Plan as the Committee may determine.

2.4.2 Exercise Price. The exercise price per Share with respect to each stock appreciation right will be determined by the Committee but, except as otherwise permitted by Section 1.6.5, may never be less than the Fair Market Value of a Share on the date of grant.

2.4.3 Term of Stock Appreciation Right. In no event will any stock appreciation right be exercisable after the expiration of ten (10) years from the date on which the stock appreciation right is granted.

2.4.4 Vesting and Exercise of Stock Appreciation Right and Delivery of Shares. Each stock appreciation right may vest and be exercised in such installments as may be determined in the Award Agreement at the time the stock appreciation right is granted. Subject to any limitations in the applicable Award Agreement, any stock appreciation rights not exercised on the applicable vesting date may be exercised thereafter at any time before the final expiration of the stock appreciation right.

To exercise a stock appreciation right, the Grantee must give written notice to the Company specifying the number of stock appreciation rights to be exercised. Upon exercise of stock appreciation rights, Shares, cash or other securities or property, or a combination thereof, as specified by the Committee, equal in value to: (a) the excess of: (i) the Fair Market Value of the Common Stock on the date of exercise over the exercise price of such stock appreciation right, multiplied by (b) the number of stock appreciation rights exercised, will be delivered to the Grantee.

Any person exercising a stock appreciation right will make such representations and agreements and furnish such information as the Committee may, in its sole discretion, deem necessary or desirable to effect or assure compliance by the Company on terms acceptable to the Company with the provisions of the Securities Act, the Exchange Act and any other applicable legal requirements.

2.5 Restricted Shares

2.5.1 Grants. The Committee may grant or offer for sale restricted Shares in such amounts and subject to such terms and conditions as the Committee may determine. Upon the delivery of such Shares, the Grantee will have the rights of a shareholder with respect to the restricted Shares, subject to any other restrictions and conditions as the Committee may include in the applicable Award Agreement. Each Grantee of an Award of restricted Shares will be issued a certificate in respect of such Shares, unless the Committee elects to use another system, such as book entries by the transfer agent, as evidencing ownership of such Shares. In the event that a certificate is issued in respect of restricted Shares, such certificate may be registered in the name of the Grantee, and will, in addition to such legends required by applicable securities laws, bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Award, but will be held by the Company or its designated agent until the time the restrictions lapse. If the restricted Shares are registered in another system, such as book-entry form, the restrictions will be placed on such system.

2.5.2 Right to Vote and Receive Dividends on Restricted Shares. Each Grantee of an Award of restricted Shares will, during the period of restriction, be the beneficial and record owner of such restricted Shares and will have full voting rights with respect thereto. Unless the Committee determines otherwise in an Award Agreement, during the period of restriction, all ordinary cash dividends or other ordinary distributions paid upon any restricted Share will be retained by the Company and will be paid to the relevant Grantee (without interest) when the Award of restricted Shares vests and will revert back to the Company if for any reason the restricted share upon which such dividends or other distributions were paid reverts back to the Company (any extraordinary dividends or other extraordinary distributions will be treated in accordance with Section 1.6.5).

2.6 Restricted Stock Units

The Committee may grant Awards of restricted stock units in such amounts and subject to such terms and conditions as the Committee may determine. A Grantee of a restricted stock unit will have only the rights of a general unsecured creditor of the Company, until delivery of Shares, cash or other securities or property is made as specified in the applicable Award Agreement. On the delivery date specified in the Award Agreement, the Grantee of each restricted stock unit not previously forfeited or terminated will receive one Share, cash or other securities or property equal in value to a Share or a combination thereof, as specified by the Committee.

2.7 Dividend Equivalent Rights

The Committee may include in the Award Agreement with respect to any Award a dividend equivalent right entitling the Grantee to receive amounts equal to all or any portion of the regular cash dividends that would be paid on the Shares covered by such Award if such Shares had been delivered pursuant to such Award. The grantee of a dividend equivalent right will have only the rights of a general unsecured creditor of the Company until payment of such amounts is made as specified in the applicable Award Agreement. In the event such a provision is included in an Award Agreement, the Committee will determine whether such payments will be made in cash, in Shares or in another form, whether they will be conditioned upon the exercise of the Award to which they relate (subject to compliance with Section 409A), the time or times at which they will be made, and such other terms and conditions as the Committee will deem appropriate; provided, that no such payments may be made unless and until the Award to which they relate vests.

2.8 Other Stock-Based or Cash-Based Awards

The Committee may grant other types of equity-based, equity-related or cash-based Awards (including the grant or offer for sale of unrestricted Shares, performance share awards, and performance units settled in cash) (“Other Stock-Based or Cash-Based Awards”) in such amounts and subject to such terms and conditions as the Committee may determine. The terms and conditions set forth by the Committee in the applicable Award Agreement may relate to the achievement of Performance Goals, as determined by the Committee at the time of grant. Such Awards may entail the transfer of actual Shares to Award recipients and may include Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

2.9 Repayment If Conditions Not Met

If the Committee determines that all terms and conditions of the Plan and a Grantee’s Award Agreement were not satisfied, and that the failure to satisfy such terms and conditions is material, then the Grantee will be obligated to pay the Company immediately upon demand therefor, (a) with respect to a stock option and a stock appreciation right, an amount equal to the excess of the Fair Market Value (determined at the time of exercise) of the Shares that were delivered in respect of such exercised stock option or stock appreciation right, as applicable, over the exercise price paid therefor, (b) with respect to restricted Shares, an amount equal to the Fair Market Value (determined at the time such Shares became vested) of such restricted Shares and (c) with respect to restricted stock units, an amount equal to the Fair Market Value (determined at the time of delivery) of the Shares delivered with respect to the applicable delivery date, in each case with respect to clauses (a), (b) and (c) of this Section 2.9, without reduction for any amount applied to satisfy withholding tax or other obligations in respect of such Award.

Article III
MISCELLANEOUS

3.1 Amendment of the Plan

3.1.1 Unless otherwise provided in the Plan or in an Award Agreement, the Board may at any time and from time to time suspend, discontinue, revise or amend the Plan in any respect whatsoever but, subject to Sections 1.3, 1.6.5 and 3.6, no such amendment may materially adversely impair the rights of the Grantee of any Award without such Grantee’s consent. Subject to Sections 1.3, 1.6.5 and 3.6, an Award Agreement may not be amended to materially adversely impair the rights of a Grantee without such Grantee’s consent.

3.1.2 Unless otherwise determined by the Board, shareholder approval of any suspension, discontinuance, revision or amendment will be obtained only to the extent necessary to comply with any applicable laws, regulations or rules of a securities exchange or self-regulatory agency; provided, however, that if and to the extent the Board determines it is appropriate for the Plan to comply with the provisions of Section 422 of the Code, no amendment that would require shareholder approval under Section 422 of the Code will be effective without the approval of the Company’s shareholders.

3.2 Tax Withholding

Grantees will be solely responsible for any applicable taxes (including, without limitation, income and excise taxes) and penalties, and any interest that accrues thereon, that they incur in connection with the receipt, vesting or exercise of any Award. As a condition to the delivery of any Shares, cash or other securities or property pursuant to any Award or the lifting or lapse of restrictions on any Award, or in connection with any other event that gives rise to a federal or other governmental tax withholding obligation on the part of the Company relating to an Award (including, without limitation, the Federal Insurance Contributions Act (FICA) tax),

(a) the Company may deduct or withhold (or cause to be deducted or withheld) from any payment or distribution to a Grantee whether or not pursuant to the Plan (including Shares otherwise deliverable),

(b) the Committee will be entitled to require that the Grantee remit cash to the Company (through payroll deduction or otherwise), or

(c) the Company may enter into any other suitable arrangements to withhold, in each case in the Company’s discretion, the amounts of such taxes to be withheld based on the individual tax rates applicable to the Grantee.

3.3 Required Consents and Legends

3.3.1 If the Committee at any time determines that any Consent (as hereinafter defined) is necessary or desirable as a condition of, or in connection with, the granting of any Award, the delivery of Shares or the delivery of any cash, securities or other property under the Plan, or the taking of any other action thereunder (each such action, a “Plan Action”), then, subject to Section 3.14, such Plan Action will not be taken, in whole or in part, unless and until such Consent will have been effected or obtained to the full satisfaction of the Committee. The Committee may direct that any certificate evidencing Shares delivered pursuant to the Plan will bear a legend setting forth such restrictions on transferability as the Committee may determine to be necessary or desirable, and may advise the transfer agent to place a stop transfer order against any legended Shares.

3.3.2 The term “Consent” as used in this Article III with respect to any Plan Action includes:

(a) any and all listings, registrations, qualifications, consents, clearances or approvals in respect thereof upon any securities exchange or under any federal, state or local law, or law, rule or regulation of a jurisdiction outside the United States, or by any governmental or other regulatory body or any self-regulatory agency,

(b) any and all written agreements and representations by the Grantee with respect to the disposition of Shares, or with respect to any other matter, which the Committee may deem necessary or desirable to administer the Plan and Awards, effect tax withholding, administer applicable policies and comply with the terms of any such listing, registration or qualification or to obtain an exemption from the requirement that any such listing, qualification or registration be made, and

(c) any and all consents or authorizations required to comply with, or required to be obtained under, applicable local law or otherwise required by the Committee. Nothing herein will require the Company to list, register or qualify the Shares on any securities exchange.

3.4 Right of Offset

The Company will have the right to offset against its obligation to deliver Shares (or other property or cash) under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Awards, or amounts repayable to the Company Group pursuant to other employee programs, including tax equalization) that the Grantee then owes to the Company Group and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement. Notwithstanding the foregoing, the Committee will have no right to offset against its obligation to deliver Shares (or other property or cash) under the Plan or any Award Agreement if such offset could subject the Grantee to the additional tax imposed under Section 409A.

3.5 Nonassignability; Hedging

Unless otherwise provided in an Award Agreement, no Award (or any rights and obligations thereunder) granted to any person under the Plan may be sold, exchanged, transferred, assigned or otherwise disposed of, in any manner (including through the use of any cash-settled instrument), whether voluntarily or involuntarily and whether by operation of law or otherwise, other than by will, by the laws of descent and distribution or as permitted by any hedging or pledging policy that the Company Group may adopt from time to time, and all such Awards (and any rights thereunder) will be exercisable during the life of the Grantee only by the Grantee or the Grantee’s legal representative. Any sale, exchange, transfer, assignment or other disposition in violation of the provisions of this Section 3.5 will be null and void. All of the terms and conditions of the Plan and the Award Agreements will be binding upon any permitted successors and assigns.

3.6 Change in Control

3.6.1 Unless the Committee determines otherwise, or as otherwise provided in the applicable Award Agreement, if a Grantee’s Employment is terminated by the Company Group or any successor entity thereto without Cause, or the Grantee resigns the Grantee’s Employment for Good Reason, in either case, on or within two (2) years after a Change in Control, (i) each Award granted to such Grantee prior to such Change in Control will become fully vested (including the lapsing of all restrictions and conditions) and, as applicable, exercisable, and (ii) any Shares deliverable pursuant to restricted stock units will be delivered promptly (but no later than 15 days) following such Grantee’s termination of Employment. As of the date on which the Change in Control occurs, any outstanding performance-based Awards shall be deemed earned at the greater of the target level and the actual performance level at the date of the Change in Control with respect to all open performance periods and will cease to be subject to any further performance conditions but will continue to be subject to time-based vesting following the Change in Control in accordance with the original performance period.

3.6.2 Notwithstanding the foregoing, in the event of a Change in Control, a Grantee’s Award will be treated, to the extent determined by the Committee to be permitted under Section 409A, in accordance with one or more of the following methods as determined by the Committee in its sole discretion: (i) settle such Awards for an amount of cash or securities equal to their value, where in the case of stock options and stock appreciation rights, the value of such awards, if any, will be equal to their in-the-money spread value (if any), as determined in the sole discretion of the Committee; (ii) provide for the assumption of or the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted under the Plan, as determined by the Committee in its sole discretion; (iii) modify the terms of such awards to add events, conditions or circumstances (including termination of Employment within a specified period after a Change in Control) upon which the vesting of such Awards or lapse of restrictions thereon will accelerate; or (iv) provide that for a period of at least 20 days prior to the Change in Control, any stock options or stock appreciation rights that would not otherwise become exercisable prior to the Change in Control will be exercisable as to all Shares subject thereto (but any such exercise will be contingent upon and subject to the occurrence of the Change in Control, and if the Change in Control does not take place within a specified period after giving such notice for any reason whatsoever, the exercise will be null and void), and that any stock options or stock appreciation rights not exercised prior to the consummation of the Change in Control will terminate and be of no further force and effect as of the consummation of the Change in Control. In the event that the consideration paid in the Change in Control includes contingent value rights, earnout or indemnity payments or similar payments, then the Committee will determine if Awards settled under clause (i) above are (a) valued at closing taking into account such contingent consideration (with the value determined by the Committee in its sole discretion) or (b) entitled to a share of such contingent consideration. For the avoidance of doubt, in the event of a Change in Control where all stock options and stock appreciation rights are settled for an amount (as determined in the sole discretion of the Committee) of cash or securities, the Committee may, in its sole discretion, terminate any stock option or stock appreciation right for which the exercise price is equal to or exceeds the per Share value of the consideration to be paid in the Change in Control transaction without payment of consideration therefor. Similar actions to those specified in this Section 3.6.2 may be taken in the event of a merger or other corporate reorganization that does not constitute a Change in Control.

3.7 No Continued Employment or Engagement; Right of Discharge Reserved

Neither the adoption of the Plan nor the grant of any Award (or any provision in the Plan or Award Agreement) will confer upon any Grantee any right to continued Employment, or other engagement, with the Company Group, nor will it interfere in any way with the right of the Company Group to terminate, or alter the terms and conditions of, such Employment or other engagement at any time.

3.8 Nature of Payments

3.8.1 Any and all grants of Awards and deliveries of Common Stock, cash, securities or other property under the Plan will be in consideration of services performed or to be performed for the Company Group by the Grantee. Awards under the Plan may, in the discretion of the Committee, be made in substitution in whole or in part for cash or other compensation otherwise payable to a Grantee. Only whole Shares will be delivered under the Plan. Awards will, to the extent reasonably practicable, be aggregated in order to eliminate any fractional Shares. Fractional Shares may, in the discretion of the Committee, be forfeited or be settled in cash or otherwise as the Committee may determine.

3.8.2 All such grants and deliveries of Shares, cash, securities or other property under the Plan will constitute a special discretionary incentive payment to the Grantee, will not entitle the Grantee to the grant of any future Awards and will not be required to be taken into account in computing the amount of salary or compensation of the Grantee for the purpose of determining any contributions to or any benefits under any pension, retirement, profit-sharing, bonus, life insurance, severance or other benefit plan of the Company Group or under any agreement with the Grantee, unless the Company Group specifically provides otherwise.

3.9 Non-Uniform Determinations

3.9.1 The Committee’s determinations under the Plan and Award Agreements need not be uniform, and any such determinations may be made by it selectively among persons who receive, or are eligible to receive, Awards under the Plan (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Committee will be entitled, among other things, to make non-uniform and selective determinations under Award Agreements, and to enter into non-uniform and selective Award Agreements, as to (a) the persons to receive Awards, (b) the terms and provisions of Awards, and (c) whether a Grantee’s Employment has been terminated for purposes of the Plan.

3.9.2 To the extent the Committee deems it necessary, appropriate or desirable to comply with local laws or practices of jurisdictions other than the United States and to further the purposes of the Plan, the Committee may, in its sole discretion and without amending the Plan, (a) establish special rules applicable to Awards to Grantees who are non-United States nationals, are employed outside the United States or both and grant Awards (or amend existing Awards) in accordance with those rules, and (b) cause the Company to enter into an agreement with any local Subsidiary pursuant to which such Subsidiary will reimburse the Company for the cost of such equity incentives.

3.10 Other Payments or Awards

Nothing contained in the Plan will be deemed in any way to limit or restrict the Company Group from making, or to require the Company Group to make, any award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

3.11 Plan Headings

The headings in the Plan are for the purpose of convenience only and are not intended to define or limit the construction of the provisions hereof.

3.12 Termination of Plan

The Board reserves the right to terminate the Plan at any time; provided, that in any case, the Plan will terminate on the day before the tenth (10th) anniversary of the Effective Date, unless terminated earlier by the Board; and, provided, further, that all Awards made under the Plan before its termination will remain in effect until such Awards have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable Award Agreements.

3.13 Clawback/Recapture Policy

Awards under the Plan will be subject to any clawback or recapture policy that the Company Group may adopt from time to time (including, for the avoidance of doubt, the [●]3), to the extent provided in such policy and, in accordance with such policy, may be subject to the requirement that the Awards be repaid to the Company Group after they have been distributed to the Grantee.

3.14 Section 409A

3.14.1 All Awards made under the Plan that are intended to be “deferred compensation” subject to Section 409A will be interpreted, administered and construed to comply with Section 409A, and all Awards made under the Plan that are intended to be exempt from Section 409A will be interpreted, administered and construed to comply with and preserve such exemption. The Board and the Committee will have full authority to give effect to the intent of the foregoing sentence. To the extent necessary to give effect to this intent, in the case of any conflict or potential inconsistency between the Plan and a provision of any Award or Award Agreement with respect to an Award, the Plan will govern.

3.14.2 Without limiting the generality of Section 3.14.1, with respect to any Award made under the Plan that is intended to be “deferred compensation” subject to Section 409A, in each case to the extent required to comply with Section 409A:

(a) any payment due upon a Grantee’s termination of Employment will be paid only upon such Grantee’s “separation from service” from the Company Group within the meaning of Section 409A;

(b) any payment due upon a Change in Control of the Company will be paid only if such Change in Control constitutes a “change in ownership” or “change in effective control” within the meaning of Section 409A, and in the event that such Change in Control does not constitute a “change in ownership” or “change in effective control” within the meaning of Section 409A, such Award will vest upon the Change in Control and any payment will be delayed until the first compliant date under Section 409A;

(c) if the Grantee is a “specified employee” within the meaning of Section 409A, any payment to be made with respect to such Award in connection with the Grantee’s “separation from service” from the Company Group within the meaning of Section 409A (and any other payment that would be subject to the limitations in Section 409A(a)(2)(B) of the Code) will be delayed until six (6) months after the Grantee’s separation from service (or earlier death) in accordance with the requirements of Section 409A;

(d) any other securities, other Awards or other property that the Company may deliver in lieu of Shares in respect of an Award will not have the effect of deferring delivery or payment beyond the date on which such delivery or payment would occur with respect to the Shares that would otherwise have been deliverable (unless the Committee elects a later date for this purpose in accordance with the requirements of Section 409A);

[3]	Note to Draft: To reference Dodd-Frank policy once in place.

(e) with respect to any required Consent described in Section 3.3 or the applicable Award Agreement, if such Consent has not been effected or obtained as of the latest date provided by such Award Agreement for payment in respect of such Award and further delay of payment is not permitted in accordance with the requirements of Section 409A, such Award or portion thereof, as applicable, will be forfeited and terminate notwithstanding any prior earning or vesting;

(f) if the Award includes a “series of installment payments” (within the meaning of Section 1.409A-2(b)(2)(iii) of the Treasury Regulations), the Grantee’s right to the series of installment payments will be treated as a right to a series of separate payments and not as a right to a single payment;

(g) if the Award includes “dividend equivalents” (within the meaning of Section 1.409A-3(e) of the Treasury Regulations), the Grantee’s right to the dividend equivalents will be treated separately from the right to other amounts under the Award; and

(h) for purposes of determining whether the Grantee has experienced a separation from service from the Company Group within the meaning of Section 409A, “subsidiary” will mean a corporation or other entity in a chain of corporations or other entities in which each corporation or other entity, starting with the Company, has a controlling interest in another corporation or other entity in the chain, ending with such corporation or other entity. For purposes of the preceding sentence, the term “controlling interest” has the same meaning as provided in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations; provided, that the language “at least 20 percent” is used instead of “at least 80 percent” each place it appears in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations.

3.15 Governing Law

THE PLAN AND ALL AWARDS MADE AND ACTIONS TAKEN THEREUNDER WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAW PRINCIPLES THEREOF.

3.16 Arbitration; Service of Process

3.16.1 Arbitration of Disputes. To the fullest extent permitted by applicable law, any dispute or controversy arising under or in connection with the Plan shall be settled exclusively by arbitration, in accordance with the rules of the American Arbitration Association as then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction.

3.16.2 Procedures; Enforcement. The arbitration hearing shall commence within ninety (90) calendar days after the arbitrator is selected, unless the Company and a Grantee mutually agree to extend this time period. The arbitration shall take place in Dallas, Texas. The arbitrator will have full power to give directions and make such orders as the arbitrator deems just, and to award all remedies that would be available in court. Nonetheless, the arbitrator explicitly shall not have the authority, power, or right to alter, change, amend, modify, add, or subtract from any provision of the Plan. The arbitrator shall issue a written decision that sets forth the essential findings and conclusions upon which the arbitrator’s award or decision is based within thirty days after the conclusion of the arbitration hearing. The award rendered by the arbitrator shall be final and binding (absent fraud or manifest error), and any arbitration award may be enforced by judgment entered or vacated in any court of competent jurisdiction.

3.16.3 Service of Process. The Company and each Grantee irrevocably consent to service of process in any manner permitted under the laws of the State of Texas, or by United States registered or certified mail, return receipt requested. For service upon a Grantee, each Grantee consents to receive service of process via the manners described in this Section 3.16.4 at the address on file with the Company. Nothing in the Plan will affect the right of the Company or any Grantee to serve process in any other manner permitted by applicable law.

3.16.4 Cost Allocation. In the event of any contest or dispute between the Company and a Grantee relating to the Plan, each of the parties shall bear its own costs and expenses.

3.17 Waiver of Jury Trial

EACH GRANTEE WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THE PLAN.

3.18 Waiver of Claims

Each Grantee of an Award recognizes and agrees that, before being selected by the Committee to receive an Award, the Grantee has no right to any benefits under the Plan. Accordingly, in consideration of the Grantee’s receipt of any Award hereunder, the Grantee expressly waives any right to contest the amount of any Award, the terms of any Award Agreement, any determination, action or omission hereunder or under any Award Agreement by the Committee, the Company Group or the Board, or any amendment to the Plan or any Award Agreement (other than an amendment to the Plan or an Award Agreement to which the Grantee’s consent is expressly required by the express terms of an Award Agreement). Nothing contained in the Plan, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between the Company Group and any Grantee. The Plan is not intended to be subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

3.19 Repricing; Reloads

The Committee shall, without the approval of the Company’s shareholders, have the authority to (a) amend any outstanding stock option (other than an Incentive Stock Option, unless the Committee determines that such a stock option will no longer constitute an Incentive Stock Option) or stock appreciation right to reduce its exercise price per Share and (b) grant stock options and stock appreciation rights with automatic reload features.

3.20 Severability; Entire Agreement

If any of the provisions of the Plan or any Award Agreement is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such provision will be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions will not be affected thereby; provided, that if any of such provisions is finally held to be invalid, illegal or unenforceable because it exceeds the maximum scope determined to be acceptable to permit such provision to be enforceable, such provision will be deemed to be modified to the minimum extent necessary to modify such scope in order to make such provision enforceable hereunder. The Plan and any Award Agreements contain the entire agreement of the parties with respect to the subject matter thereof and supersede all prior agreements, promises, covenants, arrangements, communications, representations and warranties between them, whether written or oral with respect to the subject matter thereof.

3.21 No Liability With Respect to Tax Qualification or Adverse Tax Treatment

Notwithstanding anything to the contrary contained herein, in no event will the Company Group be liable to a Grantee on account of an Award’s failure to (a) qualify for favorable United States or non-United States tax treatment or (b) avoid adverse tax treatment under United States or non-United States law, including, without limitation, Section 409A.

3.22 No Third-Party Beneficiaries

Except as expressly provided in an Award Agreement, neither the Plan nor any Award Agreement will confer on any person other than the Company Group and the Grantee of any Award any rights or remedies thereunder. The exculpation and indemnification provisions of Section 1.3.4 will inure to the benefit of a Covered Person’s estate and beneficiaries and legatees.

3.23 Successors and Assigns of the Company

The terms of the Plan will be binding upon, and inure to the benefit of, the Company and any successor entity, including as contemplated by Section 3.6.

3.24 Date of Adoption

The Plan was approved by the Board on [●]. The Plan will become effective on the consummation of the Enhanced Business Combination (the “Effective Date”), provided that it is approved by the Company’s shareholders prior to such date and within 12 months following the date the Board approved the Plan. If the Plan is not approved by the Company’s shareholders within the foregoing time frame, or if the Business Combination Agreement is terminated prior to the consummation of the Enhanced Business Combination, the Plan will not become effective.

EXHIBIT E

Enhanced GROUP INC.
Founder PLAN

as of [●], 202[●]

Article I
GENERAL

1.1 Purpose

The purpose of the Enhanced Group Inc. Founder Plan (as amended from time to time, the “Plan”) is to: (1) provide Founders (as hereinafter defined) of Enhanced Group Inc., a Texas corporation (the “Company”) and its Subsidiaries, the opportunity to receive stock-based incentive awards; (2) align the interests of Founders with the Company’s shareholders; and (3) promote ownership of the Company’s equity. Upon approval of this Plan by the Company’s shareholders, and subject to the consummation of the transactions (the “Enhanced Business Combination”) contemplated in that certain Business Combination Agreement, dated as of November 26, 2025, by and among A Paradise Acquisition Corp., A Paradise Merger Sub I, Inc. and Enhanced Ltd (the “Business Combination Agreement”), the Plan will become effective.

1.2 Definitions of Certain Terms

For purposes of this Plan, the following terms have the meanings set forth below:

1.2.1 “Award” means an award granted pursuant to the Plan.

1.2.2 “Award Agreement” means the written document by which each Award is evidenced, and which may but need not be (as determined by the Committee) executed or acknowledged by a Grantee as a condition to receiving an Award or the benefits under an Award, and which sets forth the terms and provisions applicable to Awards granted under the Plan to such Grantee. Any reference herein to an agreement in writing, and acceptance thereof, will be deemed to include an electronic writing, and acceptance thereof, to the extent permitted by applicable law.

1.2.3 “Apeiron” means (a) Apeiron Investment Group, (b) any affiliate or discretionary or managed account of Apeiron Investment Group or (c) any group (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of which the persons described in clause (a) or (b) are members; provided, that in the case of this clause (c), persons in clauses (a) and (b) control a majority of the voting securities of such “group”.

1.2.4 “Board” means the Board of Directors of the Company.

1.2.5 “Cause” means, in the case of a Grantee who is a party to an employment, consulting or severance agreement with the Company or any of its Affiliates that contains a definition of “Cause,” the definition set forth in such agreement with respect to the Grantee under such agreement for so long as such agreement remains in effect. In the case of any other Grantee, unless otherwise provided in an Award Agreement, the term “Cause” means, with respect to the termination of a Grantee’s Employment, the occurrence of any one or more of the following events: (i) conviction of, or pleading guilty or no contest to, a felony, a gross misdemeanor or any crime involving fraud, dishonesty or moral turpitude; (ii) misconduct or any unlawful act which is or may be expected to be materially injurious or detrimental to the reputation or financial interests of the Company or its Affiliates; (iii) repeated failure to substantially perform his or her duties, as specified by the Company or any of its Affiliates, diligently and in a manner consistent with prudent business practice (other than failure resulting from incapacity due to mental or physical illness or injury or from any authorized time off or leave); (iv) material violation of, or failure or refusal to comply with, the written policies and procedures of the Company or its Affiliates (including any policy regarding engaging in any discriminatory or sexually harassing behavior, or other policies of general applicability relating to the conduct of employees, directors, officers, or consultants of the Company or its Affiliates); (v) attempted commission of, or participation in, a fraud or theft of property of the Company or its Affiliates or any client of the Company or its Affiliates or falsification of documents of the Company or its Affiliates or dishonesty in their preparation; (vi) use of alcohol, illegal drugs, or illegal controlled substances that has a material adverse impact on his or her performance of services for the Company or its Affiliates; (vii) breach of any material provision of any agreement with the Company or its Affiliates, including any non-competition, non-solicitation, non-disparagement or confidentiality provisions, or any other similar restrictive covenants to which the Grantee is or may become a party with the Company or its Affiliates; (viii) commission of, or being subject to, a disqualifying event or condition described in Rule 506(d) of Regulation D of the Securities Act; or (ix) (1) obstruction, (2) attempts to influence, obstruct or impede, or (3) failure to materially cooperate with an investigation authorized by the Board or a self-regulatory organization (an “Investigation”), or such Grantee’s withholding, removal, concealment, destruction, alteration or falsification of any material requested in connection with an Investigation, or attempt to do so or solicitation of another to do so.

1.2.6 “Change in Control” means, except in connection with any initial public offering of the Common Stock (including, for the avoidance of doubt, the Enhanced Business Combination), the occurrence of any of the following events after the completion of the initial public offering of the Company:

(a) any “person” (as such term is defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), is or becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then-outstanding securities eligible to vote for the election of the Board (“Company Voting Securities”); provided, however, that the event described in this paragraph (b) will not be deemed to be a Change in Control by virtue of the ownership or acquisition of Company Voting Securities: (A) by the Company Group, (B) by any employee benefit plan (or related trust) sponsored or maintained by the Company Group, (C) by any underwriter temporarily holding securities pursuant to an offering of such securities, (D) by Apeiron or (E) pursuant to a Non-Qualifying Transaction (as defined in paragraph (c) of this definition);

(b) the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company that requires the approval of the Company’s shareholders, whether for such transaction or the issuance of securities in the transaction (a “Business Combination”), excluding such a Business Combination with Apeiron, unless immediately following such Business Combination: (A) more than 50% of the total voting power of (x) the entity resulting from such Business Combination (the “Surviving Entity”), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of at least 95% of the voting power, is represented by Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by Shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Business Combination, (B) no person (other than (i) any employee benefit plan (or related trust) sponsored or maintained by the Surviving Entity or the parent or (ii) Apeiron), is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect directors of the parent (or, if there is no parent, the Surviving Entity) (any Business Combination which satisfies all of the criteria specified in (A) and (B) of this paragraph (c) will be deemed to be a “Non-Qualifying Transaction”);

(c) the consummation of a sale of all or substantially all of the Company’s assets (other than to an affiliate of the Company or Apeiron); or

(d) the Company’s shareholders approve a plan of complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, a Change in Control will not be deemed to occur solely because any person acquires beneficial ownership of more than 50% of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company Group which reduces the number of Company Voting Securities outstanding; provided, that if after such acquisition by the Company Group such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control will then occur.

1.2.7 “Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto, and the applicable rulings and regulations thereunder.

1.2.8 “Committee” has the meaning set forth in Section 1.3.1.

1.2.9 “Common Stock” means the Class A common stock of the Company, par value $0.0001 per share, and any other securities or property issued in exchange therefor or in lieu thereof pursuant to Section 1.6.4.

1.2.10 “Company Group” means the Company and any Subsidiary, and any successor entity thereto.

1.2.11 “Company Voting Securities” has the meaning provided in the definition of Change in Control.

1.2.12 “Consent” has the meaning set forth in Section 3.3.2.

1.2.13 “Consultant” means any individual (other than a non-employee Director) that provides bona fide consulting or advisory services to the Company Group.

1.2.14 “Covered Person” has the meaning set forth in Section 1.3.4.

1.2.15 “Director” means a member of the Board.

1.2.16 “Effective Date” has the meaning set forth in Section 3.24.

1.2.17 “Employee” means a regular, active employee and/or a prospective employee of the Company Group, but not including a non-employee Director.

1.2.18 “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor thereto, and the applicable rules and regulations thereunder.

1.2.19 “Fair Market Value” means, with respect to a Share, the closing price reported for the Common Stock on the applicable date as reported on the Nasdaq Global Select Market or, if not so reported, as determined in accordance with a valuation methodology approved by the Committee, unless determined as otherwise specified herein. For purposes of the grant of any Award, the applicable date will be the trading day on which the Award is granted or, if the date the Award is granted is not a trading day, the trading day immediately prior to the date the Award is granted. For purposes of the exercise of any Award, the applicable date is the date a notice of exercise is received by the Company or, if such date is not a trading day, the trading day immediately following the date a notice of exercise is received by the Company.

1.2.20 “Founder” means each of Maximilian Martin, Christian Angermayer, and any other Employee, Director or Consultant identified as such by the Board.

1.2.21 “Good Reason” means (a) with respect to a Grantee employed pursuant to a written employment agreement which agreement includes a definition of “Good Reason,” “Good Reason” as defined in that agreement or (b) with respect to any other Grantee, the occurrence of any of the following in the absence of the Grantee’s written consent: (i) any material and adverse change in the Grantee’s position or authority with the Company Group as in effect immediately before a Change in Control, other than an isolated and insubstantial action not taken in bad faith and which is remedied by the Company Group within 30 days after receipt of notice thereof given by the Grantee; (ii) the transfer of the Grantee’s primary work site to a new primary work site that is more than 50 miles from the Grantee’s primary work site in effect immediately before a Change in Control; or (iii) a diminution of the Grantee’s base salary in effect immediately before a Change in Control by more than 10%, unless such diminution applies generally to similarly situated employees. If the Grantee does not deliver to the Company Group a written notice of termination within 60 days after the Grantee has knowledge that an event constituting Good Reason has occurred, the event will no longer constitute Good Reason. In addition, the Grantee must give the Company Group 30 days to cure the event constituting Good Reason and resign for Good Reason within 30 days after the end of such cure period.

1.2.22 “Grantee” means a Founder (as hereinafter defined) or any entity controlled by a Founder that receives an Award under the Plan.

1.2.23 “Non-Qualifying Transaction” has the meaning provided in the definition of Change in Control.

1.2.24 “Other Stock-Based or Cash-Based Awards” has the meaning set forth in Section 2.8.

1.2.25 “Performance Goals” means the performance goals established by the Committee in connection with the grant of Awards.

1.2.26 “Plan” has the meaning set forth in Section 1.1.

1.2.27 “Plan Action” has the meaning set forth in Section 3.3.1.

1.2.28 “Section 409A” means Section 409A of the Code, including any amendments or successor provisions to that section, and any regulations and other administrative guidance thereunder, in each case as they may be from time to time amended or interpreted through further administrative guidance.

1.2.29 “Securities Act” means the Securities Act of 1933, as amended from time to time, or any successor thereto, and the applicable rules and regulations thereunder.

1.2.30 “Service” means a Grantee’s service relationship with the Company or any of its Affiliates, so long as the Participant is in a position to make a contribution to the success of the Company and its Subsidiaries and is providing services on the date of grant of the Award to the Company or to a Subsidiary of the Company that would be described in the first sentence of Section 1.409A-1(b)(5)(iii)(E) of the Treasury Regulations. Service will be deemed to continue, unless the Administrator expressly provides otherwise, so long as the Grantee is providing services in a capacity described in the immediately preceding sentence. If the Grantee’s service relationship is with a Subsidiary and that entity ceases to be a Subsidiary of the Company, the Grantee’s Service will be deemed to have terminated when the entity ceases to be a Subsidiary of the Company unless the Grantee transfers Service to the Company or one of its remaining Subsidiaries.

1.2.31 “Share Reserve” has the meaning set forth in Section 1.6.1.

1.2.32 “Shares” means shares of Common Stock.

1.2.33 “Subsidiary” means any corporation, partnership, limited liability company or other legal entity in which the Company, directly or indirectly, owns stock or other equity interests possessing 25% or more of the total combined voting power of all classes of the then-outstanding stock or other equity interests.

1.2.34 “Surviving Entity” has the meaning provided in the definition of Change in Control.

1.2.35 “Ten Percent Shareholder” means a person owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company and of any Subsidiary or parent corporation of the Company.

1.2.36 “Treasury Regulations” means the regulations promulgated under the Code by the United States Treasury Department, as amended.

1.3 Administration

1.3.1 The Compensation Committee of the Board (as constituted from time to time, and including any successor committee, the “Committee”) will administer the Plan. In particular, the Committee will have the authority in its sole discretion to:

(a) exercise all of the powers granted to it, and make all determinations, under the Plan;

(b) construe, interpret and implement and correct any defect, supply any omission and reconcile any inconsistency in the Plan and all Award Agreements and determine disputed facts related thereto; provided, that, with respect to all claims or disputes arising out of any determination of the Committee that materially adversely affects a Grantee’s Award, (1) the affected Grantee shall file a written claim with the Committee for review, explaining the reasons for such claim, and (2) the Committee’s decision must be written and must explain the decision;

(c) prescribe, amend and rescind rules and regulations relating to the Plan, including rules governing the Committee’s own operations;

(d) grant, or recommend to the Board for approval to grant, Awards and determine who will receive Awards, when such Awards will be granted and the terms of such Awards;

(e) amend the Plan or any outstanding Award Agreement in any respect including, without limitation, to:

(1)	accelerate the time or times at which the Award becomes vested or unrestricted or may be exercised or waive or amend any vesting terms,

(2)	accelerate the time or times at which Shares are delivered under the Award (and, without limitation on the Committee’s rights, in connection with such acceleration, the Committee may provide that any Shares delivered pursuant to such Award will be restricted Shares, which are subject to vesting, transfer, forfeiture or repayment provisions similar to those in the Grantee’s underlying Award),

(3)	waive or amend any goals, restrictions, vesting provisions or conditions set forth in such Award Agreement, or impose new goals, restrictions, vesting provisions and conditions, or

(4)	reflect a change in the Grantee’s circumstances (e.g., a change in the scope of services, duties or responsibilities); and

(f) determine at any time whether, to what extent and under what circumstances and method or methods, subject to Section 3.14,

(1)	Awards may be:

(A)	settled in cash, Shares, other securities, other Awards or other property,

(B)	exercised, or

(C)	canceled, forfeited or suspended,

(2)	Shares, other securities, other Awards or other property and other amounts payable with respect to an Award may be deferred either automatically or at the election of the Grantee thereof or of the Committee,

(3)	Awards may be settled by the Company, any of its Subsidiaries or affiliates or any of their designees, and

(4)	the exercise price for any stock option or stock appreciation right may be reset.

1.3.2 The determination of the Committee on all matters relating to the Plan or any Award Agreement will be entitled to the maximum deference permitted by law and will be final, binding and conclusive and non-reviewable and non-appealable and may be entered as a final judgment in any court having jurisdiction. The Committee may delegate (either generally or specifically) the powers, authorities and discretions conferred on it under this Section 1.3.2 as it deems appropriate in its sole discretion in accordance with applicable law. The Committee may allocate among its members and delegate to any person who is not a member of the Committee, or to any administrative group within the Company Group, any of its powers, responsibilities or duties. In delegating its authority, the Committee will consider the extent to which any delegation may cause Awards to fail to meet the requirements of Rules 16(b)-3(d)(1) or 16(b)-3(e) under the Exchange Act. Except as specifically provided to the contrary, references to the Committee include any administrative group, individual or individuals to whom the Committee has delegated its duties and powers.

1.3.3 Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, grant Awards or administer the Plan. In any such case, the Board will have all of the authority and responsibility granted to the Committee herein.

1.3.4 No member of the Board or Committee or any person to whom the Board or Committee delegates its powers, responsibilities or duties in writing, including by resolution (each such person, a “Covered Person”), will have any liability to any person or entity (including any Grantee) for any action taken or omitted to be taken or any determination made with respect to the Plan or any Award, except as expressly provided by statute. Each Covered Person will be indemnified and held harmless by the Company Group against and from:

(a) any loss, cost, liability or expense (including attorneys’ fees) that may be imposed upon or incurred by such Covered Person in connection with or resulting from any action, suit or proceeding to which such Covered Person may be a party or in which such Covered Person may be involved by reason of any action taken or omitted to be taken under the Plan or any Award Agreement, in each case, in good faith; and

(b) any and all amounts paid by such Covered Person, with the Company Group’s approval, in settlement thereof, or paid by such Covered Person in satisfaction of any judgment in any such action, suit or proceeding against such Covered Person; provided, that the Company Group will have the right, at its own expense, to assume and defend any such action, suit or proceeding and, once the Company Group gives notice of its intent to assume the defense, the Company Group will have sole control over such defense with counsel of the Company Group’s choice.

The foregoing right of indemnification will not be available to a Covered Person to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case, not subject to further appeal, determines that the acts or omissions of such Covered Person giving rise to the indemnification claim resulted from such Covered Person’s bad faith, fraud or willful misconduct. The foregoing right of indemnification will not be exclusive of any other rights of indemnification to which Covered Persons may be entitled under the Company’s articles of incorporation or bylaws, pursuant to any indemnification agreements between such Covered Person and the Company Group, as a matter of law, or otherwise, or any other power that the Company Group may have to indemnify such persons or hold them harmless.

1.4 Eligibility for Awards

Awards under the Plan may be made only to a Founder and any entity controlled by a Founder, provided that each Grantee is an “accredited investor” within the meaning of Rule 501(a) under the Securities Act, or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act.

1.5 Types of Awards Under Plan

Awards may be made under the Plan in the form of cash-based or stock-based Awards. Stock-based Awards may be in the form of any of the following, in each case in respect of Common Stock: stock options, stock appreciation rights, restricted Shares, restricted stock units, dividend equivalent rights, options and performance-based awards, and other equity-based or equity-related Awards (as further described in Section 2.8) that the Committee determines to be consistent with the purposes of the Plan and the interests of the Company Group.

1.6 Shares of Common Stock Available for Awards

1.6.1 Common Stock Subject to the Plan. Subject to the other provisions of this Section 1.6, the maximum number of Shares that may be granted under the Plan shall initially be [●]1 Shares (the “Share Reserve”).

[1]	Note to Draft: To equal 5% of the outstanding shares immediately after the Closing of the BCA.

1.6.2 Shares subject to awards that are assumed, converted or substituted under the Plan as a result of the Company Group’s acquisition of another company (including by way of merger, combination or similar transaction) will not count against the number of Shares that may be granted under the Plan. Available shares under a shareholder-approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for Awards under the Plan and will not reduce the maximum number of Shares available for grant under the Plan, subject to applicable stock exchange requirements.

1.6.3 Replacement of Shares. Shares subject to an Award that is forfeited (including any restricted Shares repurchased by the Company at the same price paid by the Grantee so that such Shares are returned to the Company), expires or is settled for cash (in whole or in part), to the extent of such forfeiture, expiration or cash settlement, will be available for future grants of Awards under the Plan and will be added back in the same number of Shares as were deducted in respect of the grant of such Award. The payment of dividend equivalent rights in cash in conjunction with any outstanding Awards will not be counted against the Shares available for issuance under the Plan. Shares tendered by a Grantee or withheld by the Company in payment of the exercise price of a stock option will not be counted against the Shares available under the Plan.

1.6.4 Adjustments. The Committee will:

(a) adjust the type of property or securities, including Shares, and the number thereof, authorized pursuant to Section 1.6.1;

(b) adjust the individual Grantee limitations set forth in the Plan;

(c) adjust any other terms of the Plan and the terms of any outstanding Awards (including, without limitation, the number of Shares covered by each outstanding Award, the type of property or securities to which the Award relates and the exercise or strike price of any Award), in such manner as the Committee deems appropriate (including, without limitation, by payment of cash or other property or securities) to prevent the enlargement or dilution of rights, as a result of any increase or decrease in the number of issued Shares (or issuance of shares of stock or other property or securities other than Shares) resulting from a recapitalization, stock split, reverse stock split, stock dividend, spinoff, split-up, combination, reclassification or exchange of Shares, merger, consolidation, rights offering, separation, reorganization or liquidation or any other change in the corporate structure or Shares, including any extraordinary dividend or extraordinary distribution; provided, that no such adjustment may be made if or to the extent that it would cause an outstanding Award to cease to be exempt from, or to fail to comply with, Section 409A.

Article II
AWARDS UNDER THE PLAN

2.1 Agreements Evidencing Awards

Each Award granted under the Plan will be evidenced by an Award Agreement that will contain such provisions and conditions as the Committee deems appropriate. Unless otherwise provided herein, the Committee may grant Awards in tandem with or, subject to Section 3.14, in substitution for or satisfaction of any other Award or Awards granted under the Plan or any award granted under any other plan of the Company Group. By accepting an Award pursuant to the Plan, a Grantee thereby agrees that the Award will be subject to all of the terms and provisions of the Plan and the applicable Award Agreement.

2.2 No Rights as a Shareholder

No Grantee (or other person or entity having rights pursuant to an Award) will have any of the rights of a shareholder of the Company with respect to Shares subject to an Award until the delivery of such Shares. Except as otherwise provided in Section 1.6.4 or the terms of the Award, no adjustments will be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, Common Stock, other securities or other property) for which the record date is before the date the share certificates for the Shares are delivered, or in the event the Committee elects to use another system, such as book entries by the transfer agent, before the date in which such system evidences the Grantee’s ownership of such Shares.

2.3 Options

2.3.1 Grant. Stock options may be granted to eligible recipients in such number and at such times during the term of the Plan as the Committee may determine.

2.3.2 Exercise Price. The exercise price per Share with respect to each stock option will be determined by the Committee but, except as otherwise permitted by Section 1.6.4, may never be less than the Fair Market Value of a Share on the date of grant.

2.3.3 Term of Stock Option. In no event will any stock option be exercisable after the expiration of ten (10) years from the date on which the stock option is granted.

2.3.4 Vesting and Exercise of Stock Option and Payment for Shares. A stock option may vest and be exercised at such time or times and subject to such terms and conditions as will be determined by the Committee at the time the stock option is granted and as set forth in the Award Agreement. Subject to any limitations in the applicable Award Agreement, any Shares not acquired pursuant to the exercise of a stock option on the applicable vesting date may be acquired thereafter at any time before the final expiration of the stock option.

To exercise a stock option, the Grantee must give written notice to the Company specifying the number of Shares to be acquired and accompanied by payment of the full purchase price therefor in cash or by certified or official bank check or in another form as determined by the Company, which may include:

(a) personal check,

(b) Shares, based on the Fair Market Value as of the exercise date,

(c) any other form of consideration approved by the Company and permitted by applicable law, and

(d) any combination of the foregoing.

The Committee may also make arrangements for the cashless exercise of a stock option. Any person exercising a stock option will make such representations and agreements and furnish such information as the Committee may, in its sole discretion, deem necessary or desirable to effect or assure compliance by the Company on terms acceptable to the Company with the provisions of the Securities Act, the Exchange Act and any other applicable legal requirements.

2.4 Stock Appreciation Rights

2.4.1 Grant. Stock appreciation rights may be granted to eligible recipients in such number and at such times during the term of the Plan as the Committee may determine.

2.4.2 Exercise Price. The exercise price per Share with respect to each stock appreciation right will be determined by the Committee but, except as otherwise permitted by Section 1.6.4, may never be less than the Fair Market Value of a Share on the date of grant.

2.4.3 Term of Stock Appreciation Right. In no event will any stock appreciation right be exercisable after the expiration of ten (10) years from the date on which the stock appreciation right is granted.

2.4.4 Vesting and Exercise of Stock Appreciation Right and Delivery of Shares. Each stock appreciation right may vest and be exercised in such installments as may be determined in the Award Agreement at the time the stock appreciation right is granted. Subject to any limitations in the applicable Award Agreement, any stock appreciation rights not exercised on the applicable vesting date may be exercised thereafter at any time before the final expiration of the stock appreciation right.

To exercise a stock appreciation right, the Grantee must give written notice to the Company specifying the number of stock appreciation rights to be exercised. Upon exercise of stock appreciation rights, Shares, cash or other securities or property, or a combination thereof, as specified by the Committee, equal in value to: (a) the excess of: (i) the Fair Market Value of the Common Stock on the date of exercise over the exercise price of such stock appreciation right, multiplied by (b) the number of stock appreciation rights exercised, will be delivered to the Grantee.

Any person exercising a stock appreciation right will make such representations and agreements and furnish such information as the Committee may, in its sole discretion, deem necessary or desirable to effect or assure compliance by the Company on terms acceptable to the Company with the provisions of the Securities Act, the Exchange Act and any other applicable legal requirements.

2.5 Restricted Shares

2.5.1 Grants. The Committee may grant or offer for sale restricted Shares in such amounts and subject to such terms and conditions as the Committee may determine. Upon the delivery of such Shares, the Grantee will have the rights of a shareholder with respect to the restricted Shares, subject to any other restrictions and conditions as the Committee may include in the applicable Award Agreement. Each Grantee of an Award of restricted Shares will be issued a certificate in respect of such Shares, unless the Committee elects to use another system, such as book entries by the transfer agent, as evidencing ownership of such Shares. In the event that a certificate is issued in respect of restricted Shares, such certificate may be registered in the name of the Grantee, and will, in addition to such legends required by applicable securities laws, bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Award, but will be held by the Company or its designated agent until the time the restrictions lapse. If the restricted Shares are registered in another system, such as book-entry form, the restrictions will be placed on such system.

2.5.2 Right to Vote and Receive Dividends on Restricted Shares. Each Grantee of an Award of restricted Shares will, during the period of restriction, be the beneficial and record owner of such restricted Shares and will have full voting rights with respect thereto. Unless the Committee determines otherwise in an Award Agreement, during the period of restriction, all ordinary cash dividends or other ordinary distributions paid upon any restricted Share will be retained by the Company and will be paid to the relevant Grantee (without interest) when the Award of restricted Shares vests and will revert back to the Company if for any reason the restricted share upon which such dividends or other distributions were paid reverts back to the Company (any extraordinary dividends or other extraordinary distributions will be treated in accordance with Section 1.6.4).

2.6 Restricted Stock Units

The Committee may grant Awards of restricted stock units in such amounts and subject to such terms and conditions as the Committee may determine. A Grantee of a restricted stock unit will have only the rights of a general unsecured creditor of the Company, until delivery of Shares, cash or other securities or property is made as specified in the applicable Award Agreement. On the delivery date specified in the Award Agreement, the Grantee of each restricted stock unit not previously forfeited or terminated will receive one Share, cash or other securities or property equal in value to a Share or a combination thereof, as specified by the Committee.

2.7 Dividend Equivalent Rights

The Committee may include in the Award Agreement with respect to any Award a dividend equivalent right entitling the Grantee to receive amounts equal to all or any portion of the regular cash dividends that would be paid on the Shares covered by such Award if such Shares had been delivered pursuant to such Award. The grantee of a dividend equivalent right will have only the rights of a general unsecured creditor of the Company until payment of such amounts is made as specified in the applicable Award Agreement. In the event such a provision is included in an Award Agreement, the Committee will determine whether such payments will be made in cash, in Shares or in another form, whether they will be conditioned upon the exercise of the Award to which they relate (subject to compliance with Section 409A), the time or times at which they will be made, and such other terms and conditions as the Committee will deem appropriate; provided, that no such payments may be made unless and until the Award to which they relate vests.

2.8 Other Stock-Based or Cash-Based Awards

The Committee may grant other types of equity-based, equity-related or cash-based Awards (including the grant or offer for sale of unrestricted Shares, performance share awards, and performance units settled in cash) (“Other Stock-Based or Cash-Based Awards”) in such amounts and subject to such terms and conditions as the Committee may determine. The terms and conditions set forth by the Committee in the applicable Award Agreement may relate to the achievement of Performance Goals, as determined by the Committee at the time of grant. Such Awards may entail the transfer of actual Shares to Award recipients and may include Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

2.9 Repayment If Conditions Not Met

If the Committee determines that all terms and conditions of the Plan and a Grantee’s Award Agreement were not satisfied, and that the failure to satisfy such terms and conditions is material, then the Grantee will be obligated to pay the Company immediately upon demand therefor, (a) with respect to a stock option and a stock appreciation right, an amount equal to the excess of the Fair Market Value (determined at the time of exercise) of the Shares that were delivered in respect of such exercised stock option or stock appreciation right, as applicable, over the exercise price paid therefor, (b) with respect to restricted Shares, an amount equal to the Fair Market Value (determined at the time such Shares became vested) of such restricted Shares and (c) with respect to restricted stock units, an amount equal to the Fair Market Value (determined at the time of delivery) of the Shares delivered with respect to the applicable delivery date, in each case with respect to clauses (a), (b) and (c) of this Section 2.9, without reduction for any amount applied to satisfy other obligations in respect of such Award.

Article III
MISCELLANEOUS

3.1 Amendment of the Plan

3.1.1 Unless otherwise provided in the Plan or in an Award Agreement, the Board may at any time and from time to time suspend, discontinue, revise or amend the Plan in any respect whatsoever but, subject to Sections 1.3, 1.6.4 and 3.6, no such amendment may materially adversely impair the rights of the Grantee of any Award without such Grantee’s consent. Subject to Sections 1.3, 1.6.4 and 3.6, an Award Agreement may not be amended to materially adversely impair the rights of a Grantee without such Grantee’s consent.

3.1.2 Unless otherwise determined by the Board, shareholder approval of any suspension, discontinuance, revision or amendment will be obtained only to the extent necessary to comply with any applicable laws, regulations or rules of a securities exchange or self-regulatory agency; provided, however, that if and to the extent the Board determines it is appropriate for the Plan to comply with the provisions of Section 422 of the Code, no amendment that would require shareholder approval under Section 422 of the Code will be effective without the approval of the Company’s shareholders.

3.2 Tax Withholding

Grantees will be solely responsible for any applicable taxes (including, without limitation, income and excise taxes) and penalties, and any interest that accrues thereon, that they incur in connection with the receipt, vesting or exercise of any Award. As a condition to the delivery of any Shares, cash or other securities or property pursuant to any Award or the lifting or lapse of restrictions on any Award, or in connection with any other event that gives rise to a federal or other governmental tax withholding obligation on the part of the Company relating to an Award (including, without limitation, the Federal Insurance Contributions Act (FICA) tax),

(a) the Company may deduct or withhold (or cause to be deducted or withheld) from any payment or distribution to a Grantee whether or not pursuant to the Plan (including Shares otherwise deliverable),

(b) the Committee will be entitled to require that the Grantee remit cash to the Company (through payroll deduction or otherwise), or

(c) the Company may enter into any other suitable arrangements to withhold, in each case in the Company’s discretion, the amounts of such taxes to be withheld based on the individual tax rates applicable to the Grantee.

3.3 Required Consents and Legends

3.3.1 If the Committee at any time determines that any Consent (as hereinafter defined) is necessary or desirable as a condition of, or in connection with, the granting of any Award, the delivery of Shares or the delivery of any cash, securities or other property under the Plan, or the taking of any other action thereunder (each such action, a “Plan Action”), then, subject to Section 3.14, such Plan Action will not be taken, in whole or in part, unless and until such Consent will have been effected or obtained to the full satisfaction of the Committee. The Committee may direct that any certificate evidencing Shares delivered pursuant to the Plan will bear a legend setting forth such restrictions on transferability as the Committee may determine to be necessary or desirable, and may advise the transfer agent to place a stop transfer order against any legended Shares.

3.3.2 The term “Consent” as used in this Article III with respect to any Plan Action includes:

(a) any and all listings, registrations, qualifications, consents, clearances or approvals in respect thereof upon any securities exchange or under any federal, state or local law, or law, rule or regulation of a jurisdiction outside the United States, or by any governmental or other regulatory body or any self-regulatory agency,

(b) any and all written agreements and representations by the Grantee with respect to the disposition of Shares, or with respect to any other matter, which the Committee may deem necessary or desirable to administer the Plan and Awards, effect tax withholding, administer applicable policies and comply with the terms of any such listing, registration or qualification or to obtain an exemption from the requirement that any such listing, qualification or registration be made, and

(c) any and all consents or authorizations required to comply with, or required to be obtained under, applicable local law or otherwise required by the Committee. Nothing herein will require the Company to list, register or qualify the Shares on any securities exchange.

3.4 Right of Offset

The Company will have the right to offset against its obligation to deliver Shares (or other property or cash) under the Plan or any Award Agreement any outstanding amounts that the Grantee then owes to the Company Group. Notwithstanding the foregoing, the Committee will have no right to offset against its obligation to deliver Shares (or other property or cash) under the Plan or any Award Agreement if such offset could subject the Grantee to the additional tax imposed under Section 409A.

3.5 Nonassignability; Hedging

Unless otherwise provided in an Award Agreement, no Award (or any rights and obligations thereunder) granted to any person under the Plan may be sold, exchanged, transferred, assigned or otherwise disposed of, in any manner (including through the use of any cash-settled instrument), whether voluntarily or involuntarily and whether by operation of law or otherwise, other than by will, by the laws of descent and distribution or as permitted by any hedging or pledging policy that the Company Group may adopt from time to time, and all such Awards (and any rights thereunder) will be exercisable during the life or term of existence of the Grantee only by the Grantee, the Grantee’s legal representative or the Grantee’s duly authorized representative. Any sale, exchange, transfer, assignment or other disposition in violation of the provisions of this Section 3.5 will be null and void. All of the terms and conditions of the Plan and the Award Agreements will be binding upon any permitted successors and assigns.

3.6 Change in Control

3.6.1 Unless the Committee determines otherwise, or as otherwise provided in the applicable Award Agreement, if a Grantee’s Service is terminated by the Company Group without Cause, or the Grantee resigns the Grantee’s Service for Good Reason, in either case, or any successor entity thereto on or within two (2) years after a Change in Control, (i) each Award granted to such Grantee prior to such Change in Control will become fully vested (including the lapsing of all restrictions and conditions) and, as applicable, exercisable, and (ii) any Shares deliverable pursuant to restricted stock units will be delivered promptly (but no later than 15 days) following such Grantee’s termination of Service. As of the date on which the Change in Control occurs, any outstanding performance-based Awards shall be deemed earned at the greater of the target level and the actual performance level at the date of the Change in Control with respect to all open performance periods and will cease to be subject to any further performance conditions but will continue to be subject to time-based vesting following the Change in Control in accordance with the original performance period.

3.6.2 Notwithstanding the foregoing, in the event of a Change in Control, a Grantee’s Award will be treated, to the extent determined by the Committee to be permitted under Section 409A, in accordance with one or more of the following methods as determined by the Committee in its sole discretion: (i) settle such Awards for an amount of cash or securities equal to their value, where in the case of stock options and stock appreciation rights, the value of such awards, if any, will be equal to their in-the-money spread value (if any), as determined in the sole discretion of the Committee; (ii) provide for the assumption of or the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted under the Plan, as determined by the Committee in its sole discretion; (iii) modify the terms of such awards to add events, conditions or circumstances (including termination of Service within a specified period after a Change in Control) upon which the vesting of such Awards or lapse of restrictions thereon will accelerate; or (iv) provide that for a period of at least 20 days prior to the Change in Control, any stock options or stock appreciation rights that would not otherwise become exercisable prior to the Change in Control will be exercisable as to all Shares subject thereto (but any such exercise will be contingent upon and subject to the occurrence of the Change in Control, and if the Change in Control does not take place within a specified period after giving such notice for any reason whatsoever, the exercise will be null and void), and that any stock options or stock appreciation rights not exercised prior to the consummation of the Change in Control will terminate and be of no further force and effect as of the consummation of the Change in Control. In the event that the consideration paid in the Change in Control includes contingent value rights, earnout or indemnity payments or similar payments, then the Committee will determine if Awards settled under clause (i) above are (a) valued at closing taking into account such contingent consideration (with the value determined by the Committee in its sole discretion) or (b) entitled to a share of such contingent consideration. For the avoidance of doubt, in the event of a Change in Control where all stock options and stock appreciation rights are settled for an amount (as determined in the sole discretion of the Committee) of cash or securities, the Committee may, in its sole discretion, terminate any stock option or stock appreciation right for which the exercise price is equal to or exceeds the per Share value of the consideration to be paid in the Change in Control transaction without payment of consideration therefor. Similar actions to those specified in this Section 3.6.2 may be taken in the event of a merger or other corporate reorganization that does not constitute a Change in Control.

3.7 No Continued Service; Right to Terminate Reserved

Neither the adoption of the Plan nor the grant of any Award (or any provision in the Plan or Award Agreement) will confer upon any Grantee any right to continued Service with the Company Group nor will it interfere in any way with the right of the Company Group to terminate, or alter the terms and conditions of, such Service at any time.

3.8 Nature of Payments

3.8.1 Any and all grants of Awards and deliveries of Common Stock, cash, securities or other property under the Plan will be in consideration of services performed or to be performed for the Company Group by the Grantee. Awards under the Plan may, in the discretion of the Committee, be made in substitution in whole or in part for cash or other compensation otherwise payable to a Grantee. Only whole Shares will be delivered under the Plan. Awards will, to the extent reasonably practicable, be aggregated in order to eliminate any fractional Shares. Fractional Shares may, in the discretion of the Committee, be forfeited or be settled in cash or otherwise as the Committee may determine.

3.8.2 All such grants and deliveries of Shares, cash, securities or other property under the Plan will constitute a special discretionary incentive payment to the Grantee, will not entitle the Grantee to the grant of any future Awards and will not give rise to any right to benefits under any other plan of the Company Group or under any agreement with the Grantee, unless the Company Group specifically provides otherwise.

3.9 Non-Uniform Determinations

3.9.1 The Committee’s determinations under the Plan and Award Agreements need not be uniform, and any such determinations may be made by it selectively among persons who receive, or are eligible to receive, Awards under the Plan (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Committee will be entitled, among other things, to make non-uniform and selective determinations under Award Agreements, and to enter into non-uniform and selective Award Agreements, as to (a) the persons to receive Awards, (b) the terms and provisions of Awards, and (c) whether a Grantee’s Service has been terminated for purposes of the Plan.

3.9.2 To the extent the Committee deems it necessary, appropriate or desirable to comply with local laws or practices of jurisdictions other than the United States and to further the purposes of the Plan, the Committee may, in its sole discretion and without amending the Plan, (a) establish special rules applicable to Awards to Grantees that are non-United States nationals, that provide services outside the United States or both and grant Awards (or amend existing Awards) in accordance with those rules, and (b) cause the Company to enter into an agreement with any local Subsidiary pursuant to which such Subsidiary will reimburse the Company for the cost of such equity incentives.

3.10 Other Payments or Awards

Nothing contained in the Plan will be deemed in any way to limit or restrict the Company Group from making, or to require the Company Group to make, any award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

3.11 Plan Headings

The headings in the Plan are for the purpose of convenience only and are not intended to define or limit the construction of the provisions hereof.

3.12 Termination of Plan

The Board reserves the right to terminate the Plan at any time; provided, that in any case, the Plan will terminate on the day before the tenth (10th) anniversary of the Effective Date, unless terminated earlier by the Board; and, provided, further, that all Awards made under the Plan before its termination will remain in effect until such Awards have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable Award Agreements.

3.13 Clawback/Recapture Policy

Awards under the Plan will be subject to any clawback or recapture policy that the Company Group may adopt from time to time (including, for the avoidance of doubt, the [●]2), to the extent provided in such policy and, in accordance with such policy, may be subject to the requirement that the Awards be repaid to the Company Group after they have been distributed to the Grantee.

3.14 Section 409A

3.14.1 All Awards made under the Plan that are intended to be “deferred compensation” subject to Section 409A will be interpreted, administered and construed to comply with Section 409A, and all Awards made under the Plan that are intended to be exempt from Section 409A will be interpreted, administered and construed to comply with and preserve such exemption. The Board and the Committee will have full authority to give effect to the intent of the foregoing sentence. To the extent necessary to give effect to this intent, in the case of any conflict or potential inconsistency between the Plan and a provision of any Award or Award Agreement with respect to an Award, the Plan will govern.

3.14.2 Without limiting the generality of Section 3.14.1, with respect to any Award made under the Plan that is intended to be “deferred compensation” subject to Section 409A, in each case to the extent required to comply with Section 409A:

(a) any payment due upon a Grantee’s termination of Service will be paid only upon such Grantee’s “separation from service” from the Company Group within the meaning of Section 409A;

(b) any payment due upon a Change in Control of the Company will be paid only if such Change in Control constitutes a “change in ownership” or “change in effective control” within the meaning of Section 409A, and in the event that such Change in Control does not constitute a “change in ownership” or “change in effective control” within the meaning of Section 409A, such Award will vest upon the Change in Control and any payment will be delayed until the first compliant date under Section 409A;

(c) if the Grantee is a “specified employee” within the meaning of Section 409A, any payment to be made with respect to such Award in connection with the Grantee’s “separation from service” from the Company Group within the meaning of Section 409A (and any other payment that would be subject to the limitations in Section 409A(a)(2)(B) of the Code) will be delayed until six (6) months after the Grantee’s separation from service (or earlier death) in accordance with the requirements of Section 409A;

(d) any other securities, other Awards or other property that the Company may deliver in lieu of Shares in respect of an Award will not have the effect of deferring delivery or payment beyond the date on which such delivery or payment would occur with respect to the Shares that would otherwise have been deliverable (unless the Committee elects a later date for this purpose in accordance with the requirements of Section 409A);

[2]	Note to Draft: To reference Dodd-Frank policy once in place.

(e) with respect to any required Consent described in Section 3.3 or the applicable Award Agreement, if such Consent has not been effected or obtained as of the latest date provided by such Award Agreement for payment in respect of such Award and further delay of payment is not permitted in accordance with the requirements of Section 409A, such Award or portion thereof, as applicable, will be forfeited and terminate notwithstanding any prior earning or vesting;

(f) if the Award includes a “series of installment payments” (within the meaning of Section 1.409A-2(b)(2)(iii) of the Treasury Regulations), the Grantee’s right to the series of installment payments will be treated as a right to a series of separate payments and not as a right to a single payment;

(g) if the Award includes “dividend equivalents” (within the meaning of Section 1.409A-3(e) of the Treasury Regulations), the Grantee’s right to the dividend equivalents will be treated separately from the right to other amounts under the Award; and

(h) for purposes of determining whether the Grantee has experienced a separation from service from the Company Group within the meaning of Section 409A, “subsidiary” will mean a corporation or other entity in a chain of corporations or other entities in which each corporation or other entity, starting with the Company, has a controlling interest in another corporation or other entity in the chain, ending with such corporation or other entity. For purposes of the preceding sentence, the term “controlling interest” has the same meaning as provided in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations; provided, that the language “at least 20 percent” is used instead of “at least 80 percent” each place it appears in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations.

3.15 Governing Law

THE PLAN AND ALL AWARDS MADE AND ACTIONS TAKEN THEREUNDER WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAW PRINCIPLES THEREOF.

3.16 Arbitration; Service of Process

3.16.1 Arbitration of Disputes. To the fullest extent permitted by applicable law, any dispute or controversy arising under or in connection with the Plan shall be settled exclusively by arbitration, in accordance with the rules of the American Arbitration Association as then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction.

3.16.2 Procedures; Enforcement. The arbitration hearing shall commence within ninety (90) calendar days after the arbitrator is selected, unless the Company and a Grantee mutually agree to extend this time period. The arbitration shall take place in Dallas, Texas. The arbitrator will have full power to give directions and make such orders as the arbitrator deems just, and to award all remedies that would be available in court. Nonetheless, the arbitrator explicitly shall not have the authority, power, or right to alter, change, amend, modify, add, or subtract from any provision of the Plan. The arbitrator shall issue a written decision that sets forth the essential findings and conclusions upon which the arbitrator’s award or decision is based within thirty days after the conclusion of the arbitration hearing. The award rendered by the arbitrator shall be final and binding (absent fraud or manifest error), and any arbitration award may be enforced by judgment entered or vacated in any court of competent jurisdiction.

3.16.3 Service of Process. The Company and each Grantee irrevocably consent to service of process in any manner permitted under the laws of the State of Texas, or by United States registered or certified mail, return receipt requested. For service upon a Grantee, each Grantee consents to receive service of process via the manners described in this Section 3.16.3 at the address on file with the Company. Nothing in the Plan will affect the right of the Company or any Grantee to serve process in any other manner permitted by applicable law.

3.16.4 Cost Allocation. In the event of any contest or dispute between the Company and a Grantee relating to the Plan, each of the parties shall bear its own costs and expenses.

3.17 Waiver of Jury Trial

EACH GRANTEE WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THE PLAN.

3.18 Waiver of Claims

Each Grantee of an Award recognizes and agrees that, before being selected by the Committee to receive an Award, the Grantee has no right to any benefits under the Plan. Accordingly, in consideration of the Grantee’s receipt of any Award hereunder, the Grantee expressly waives any right to contest the amount of any Award, the terms of any Award Agreement, any determination, action or omission hereunder or under any Award Agreement by the Committee, the Company Group or the Board, or any amendment to the Plan or any Award Agreement (other than an amendment to the Plan or an Award Agreement to which the Grantee’s consent is expressly required by the express terms of an Award Agreement). Nothing contained in the Plan, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between the Company Group and any Grantee. The Plan is not intended to be subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

3.19 Repricing; Reloads

The Committee shall, without the approval of the Company’s shareholders, have the authority to (a) amend any outstanding stock option or stock appreciation right to reduce its exercise price per Share and (b) grant stock options and stock appreciation rights with automatic reload features.

3.20 Severability; Entire Agreement

If any of the provisions of the Plan or any Award Agreement is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such provision will be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions will not be affected thereby; provided, that if any of such provisions is finally held to be invalid, illegal or unenforceable because it exceeds the maximum scope determined to be acceptable to permit such provision to be enforceable, such provision will be deemed to be modified to the minimum extent necessary to modify such scope in order to make such provision enforceable hereunder. The Plan and any Award Agreements contain the entire agreement of the parties with respect to the subject matter thereof and supersede all prior agreements, promises, covenants, arrangements, communications, representations and warranties between them, whether written or oral with respect to the subject matter thereof.

3.21 No Liability With Respect to Tax Qualification or Adverse Tax Treatment

Notwithstanding anything to the contrary contained herein, in no event will the Company Group be liable to a Grantee on account of an Award’s failure to (a) qualify for favorable United States or non-United States tax treatment or (b) avoid adverse tax treatment under United States or non-United States law, including, without limitation, Section 409A.

3.22 No Third-Party Beneficiaries

Except as expressly provided in an Award Agreement, neither the Plan nor any Award Agreement will confer on any person other than the Company Group and the Grantee of any Award any rights or remedies thereunder. The exculpation and indemnification provisions of Section 1.3.4 will inure to the benefit of a Covered Person’s estate and beneficiaries and legatees.

3.23 Successors and Assigns of the Company

The terms of the Plan will be binding upon, and inure to the benefit of, the Company and any successor entity, including as contemplated by Section 3.6.

3.24 Date of Adoption

The Plan was approved by the Board on [●]. The Plan will become effective on the consummation of the Enhanced Business Combination (the “Effective Date”), provided that it is approved by the Company’s shareholders prior to such date and within 12 months following the date the Board approved the Plan. If the Plan is not approved by the Company’s shareholders within the foregoing time frame, or if the Business Combination Agreement is terminated prior to the consummation of the Enhanced Business Combination, the Plan will not become effective.